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TABLE OF CONTENTS PROSPECTUS SUPPLEMENT

Filed pursuant to
General Instruction II.L. of Form F-10;
File No. 333-213985

SUBJECT TO COMPLETION, DATED MAY 3, 2018

The information contained herein is subject to completion or amendment. This preliminary prospectus supplement, together with the short form base shelf prospectus dated October 14, 2016 to which it relates and each document deemed to be incorporated by reference in the short form base shelf prospectus and this preliminary prospectus supplement, shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PRELIMINARY PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus dated October 14, 2016

PLATINUM GROUP METALS LTD.

US$

                    Units

           Platinum Group Metals Ltd. (the "Company" or "PTM") is offering (the "Offering")                        units of the Company (the "Units"), with each Unit consisting of one common share (an "Offered Share") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant") at a price of US$                        per Unit (the "Offering Price"). Each whole Warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one common share in the capital of the Company (a "Warrant Share") at a price of US$                        per Warrant Share (the "Warrant Exercise Price") until a date that is                                     months following the Closing Date (as defined herein) (the "Expiry Date"). Unless the context otherwise requires, references to "Units", "Offered Shares", "Warrants" and "Warrant Shares" herein include all securities issuable on exercise of the Over-Allotment Option (as defined herein), and references to "Common Shares" means all of the common shares of the Company.

           The outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "PTM" and on the NYSE American, LLC (the "NYSE American") under the symbol "PLG". On May 2, 2018, the last trading day prior to the date of the public announcement of the Offering, the closing price of the Common Shares on the TSX was CAN$0.245 and the closing price of the Common Shares on the NYSE American was US0.20. The Company has applied to list the Offered Shares and the Warrant Shares distributed hereunder, including any securities issuable on exercise of the Over-Allotment Option (as defined herein), on the TSX and the NYSE American. The Company has also applied to list the Warrants distributed hereunder, including any Additional Warrants (as defined herein) issuable on exercise of the Over-Allotment Option, on the TSX. Listing of these securities will be subject to the Company fulfilling all the listing requirements of the TSX and the NYSE American, as applicable.

           Although the Company has applied to list the Warrants on the TSX, there is currently no market through which the Warrants may be sold and purchasers may not be able to sell such securities. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. See "Risk Factors".

           Investing in the Units involves significant risks. See the "Risk Factors" sections in this prospectus supplement (this "Prospectus Supplement"), the accompanying short form base shelf prospectus (the "Prospectus"), and the documents incorporated by reference herein and therein.

Price: US$                        per Unit

	Per Unit	Total
Price to the Public	US$	US$
Underwriting Commission(1)	US$	US$
Proceeds to the Company (Before Expenses)	US$	US$

Note:

(1)
Please see the section entitled "Plan of Distribution" for a complete description of the compensation payable to the Underwriters, including a fee representing                    % of the aggregate gross proceeds of the Offering (the "Underwriting Commission").

           Pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of                        , 2018 between the Company, and BMO Nesbitt Burns Inc. ("BMO") and Roth Capital Partners, LLC ("Roth", and together with BMO, the "Underwriters"), the Company has granted the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional                    Units (the "Additional Units") at a price of US$                        per Additional Unit to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters to acquire: (i) Additional Units at the Offering Price; (ii) additional Offered Shares (the "Additional Offered Shares") at a price of US$                        per Additional Offered Share; (iii) additional Warrants (the "Additional Warrants") at a price of US$                        per Additional Warrant; or (iv) any combination of Additional Units, Additional Offered Shares and/or Additional Warrants, so long as the aggregate number of Additional Offered Shares and Additional Warrants which may be issued under the Over-Allotment Option does not exceed                                    Additional Offered Shares and                                    Additional Warrants.

           As further described under "Recent Updates", the Company has entered into a subscription agreement for a private placement with Hosken Consolidated Investments Limited ("HCI"), whereby HCI or a subsidiary of HCI, upon the closing of the private placement, will become a shareholder of the Company and hold approximately 10.0% of the outstanding Common Shares based on the current number of issued and outstanding Common Shares. Pursuant to the subscription agreement, HCI will also hold a right to participate in future financings of the Company involving the issuance of equity or securities convertible into equity to maintain its pro-rata shareholding. The closing of the Offering is conditioned in part upon the private placement closing prior to or concurrently with the closing of the Offering. HCI has indicated its interest in participating in the Offering on a pro-rata basis to maintain a 10.0% ownership stake in the Company. However, no assurance can be provided that HCI will participate in the Offering.

           This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

           Prospective investors should be aware that the acquisition of Units may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.

           The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that a majority of the Company's directors and officers, and some or all of the Underwriters named in this Prospectus Supplement and the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company's assets, are located outside the United States.

           Neither the Securities and Exchange Commission (the "SEC") nor any state securities regulator has approved or disapproved the Units or determined if this Prospectus Supplement and the Prospectus, or the documents incorporated by reference herein or therein, are truthful or complete. Any representation to the contrary is a criminal offense.

           Delivery of the Offered Shares and the Warrants through the facilities of CDS Clearing and Depository Services Inc. ("CDS") is expected to occur on or about                    , 2018 or such other date as may be agreed between the Company and the Underwriters, but in no event later than                    , 2018 (the "Closing Date"). No certificates evidencing the Offered Shares or the Warrants will be issued to purchasers of the Units, except in limited circumstances with respect to the Warrants. Purchasers of Units will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant (a "CDS Participant") and from or through whom a beneficial interest in the Units is purchased.

Book-Running Manager

BMO Capital Markets

Co-Manager

Roth Capital Partners

The date of this Prospectus Supplement is                    , 2018.

PROSPECTUS SUPPLEMENT

i

 PROSPECTUS

ii

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the securities being offered and also adds to and updates information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the securities being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering constituted by this Prospectus Supplement. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Prospectus and reference should be made to the Prospectus for full particulars thereof.

        Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus and on the other information included in the registration statement on Form F-10 of which this Prospectus Supplement and the Prospectus form a part (the "Registration Statement"). The Company has not authorized anyone to provide investors with different information. The Company is not making an offer of the Units in any jurisdiction where such offer is not permitted. An investor should assume that the information appearing in this Prospectus Supplement or the Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

        Market data and certain industry forecasts used in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Company has not independently verified such information, and it does not make any representation as to the accuracy of such information.

        The Company's annual consolidated financial statements that are incorporated by reference into this Prospectus Supplement and the Prospectus have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS").

        Unless otherwise indicated, all information in this Prospectus Supplement assumes no exercise of the Over-Allotment Option.

        Unless the context otherwise requires, references in this Prospectus Supplement to the "Company" include Platinum Group Metals Ltd. and each of its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

        This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, contain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward Looking Statements"). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward Looking Statements. The words "expect", "anticipate", "estimate", "may", "could", "might", "will", "would", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or the negative of any of these words and similar expressions are intended to identify Forward Looking Statements, although these words may not be present in all Forward Looking Statements. Forward Looking Statements included or incorporated by reference in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein include, without limitation, statements with respect to:

  •
  the receipt and realization of proceeds from the Share Transaction (as defined below) component of the Maseve Sale Transaction (as defined below);

  •
  the timely completion of additional required financings and the potential terms thereof;

  •
  the Company's submission of a plan to the NYSE American to regain compliance with the continued listing criteria, the NYSE American's acceptance thereof, the Company regaining compliance with the continued listed criteria, and the potential of the NYSE American initiating delisting procedures;

  •
  the repayment and compliance with the terms of indebtedness;

  •
  any potential exercise by Impala Platinum Holdings Ltd. ("Implats") of the Purchase and Development Option (as defined below);

  •
  the successful closing of the HCI Private Placement (defined below), the use of proceeds therefrom and any board appointments or participation in this Offering or future financings of the Company involving the issuance of equity or securities convertible into equity by HCI;

  •
  any potential exercise of the Over-Allotment Option by the Underwriters and the use of proceeds from the Offering by the Company;

  •
  the completion of the Definitive Feasibility Study ("DFS") and filing of a mining right application for, and other developments related to, the Waterberg Project (as defined below);

  •
  the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

  •
  revenue, cash flow and cost estimates and assumptions;

  •
  future events or future performance;

  •
  governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

  •
  developments in South African politics and laws relating to the mining industry;

  •
  anticipated exploration, development, construction, production, permitting and other activities on the Company's properties;

  •
  project economics;

  •
  future metal prices and exchange rates;

  •
  mineral reserve and mineral resource estimates; and

  •
  potential changes in the ownership structures of the Company's projects.

        Forward Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and concentrator and smelter recovery are based upon the estimates in the technical report referred to in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference herein and therein and ongoing cost estimation work, and the Forward Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical report and ongoing estimates.

        Forward Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward Looking Statements, and even if events or results discussed in the Forward Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

  •
  the Company's additional financing requirements;

  •
  risks relating to delays in or the Company's inability to receive or realize the proceeds of, or possible litigation resulting from, the Share Transaction component of the sale of the Maseve platinum and palladium mine ("Maseve Mine"), also known as Project 1 ("Project 1") and Project 3 ("Project 3") of what was formerly the Western Bushveld Joint Venture (the "WBJV");

  •
  the inability of the Company to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness, and the restrictions imposed by such indebtedness;

  •
  the LMM Facility (as defined below) is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited ("PTM RSA") and PTM RSA has pledged its shares of Waterberg JV Resources (Pty) Limited ("Waterberg JV Co.") to Liberty Metals & Mining Holdings, LLC, a subsidiary of Liberty Mutual Insurance ("LMM") under the LMM Facility, which potentially could result in the loss of the Company's interest in PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness;

  •
  risks relating to the Company's ability to continue as a going concern;

  •
  the Company's history of losses;

  •
  the Company's negative cash flow;

  •
  uncertainty of estimated production, development plans and cost estimates for the Waterberg Project;

  •
  discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

  •
  fluctuations in the relative values of the U.S. Dollar, the South African Rand and the Canadian Dollar;

  •
  volatility in metals prices;

  •
  the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project;

  •
  any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo") or the former shareholders of Maseve Investments 11 Proprietary Limited ("Maseve");

  •
  completion of the DFS for the Waterberg Project, which is subject to resource upgrade and economic analysis requirements;

  •
  the ability of the Company to retain its key management employees and skilled and experienced personnel;

  •
  contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

  •
  conflicts of interest among the Company's officers and directors;

  •
  litigation or other legal or administrative proceedings brought against the Company;

  •
  actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

  •
  the possibility that the Company may become subject to the Investment Company Act of 1940, as amended (the "Investment Company Act");

  •
  exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

  •
  property and mineral title risks including defective title to mineral claims or property;

  •
  changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

  •
  equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

  •
  environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences;

  •
  extreme competition in the mineral exploration industry;

  •
  delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

  •
  any adverse decision in respect of the Company's mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act (the "MPRDA");

  •
  risks of doing business in South Africa, including but not limited to, labour, economic and political instability, potential changes to and failures to comply with legislation and interruptions or shortages in the supply of electricity or water;

  •
  the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company's prospecting and mining operations and to otherwise comply with the Amended Broad Based Socio Economic Empowerment Charter for the South African Mining Industry (the "Mining Charter") or any subsequent mining charter;

  •
  certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire the Common Shares;

  •
  the risk that the Company's Common Shares may be delisted, or that the Company may be required to effect a reverse stock split in order to maintain the listing of the Common Shares on the NYSE American;

  •
  volatility in the price of the Common Shares;

  •
  the lack of a public market for the Warrants, and the potential inability of prospective investors to resell the Warrant Shares at or above the Warrant Exercise Price, if at all;

  •
  possible dilution to holders of Common Shares upon the exercise or conversion of outstanding stock options, warrants or convertible notes, as applicable;

  •
  any designation of the Company as a "passive foreign investment company" and potential adverse U.S. federal income tax consequences for U.S. shareholders; and

  •
  the other risks disclosed under the heading "Risk Factors" in the Prospectus, in this Prospectus Supplement and in the Form 20-F (as defined herein) and AIF (as defined herein), as well as in the documents incorporated by reference herein and therein.

        These factors should be considered carefully, and investors should not place undue reliance on the Forward Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in the Forward Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

        The mineral resource and mineral reserve figures referred to in this Prospectus Supplement, the Prospectus and the documents incorporated herein and therein by reference are estimates and no assurances can be given that the indicated levels of platinum, palladium, rhodium and gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

        Any Forward Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward Looking Statement, whether as a result of new information, future events or results or otherwise.

 CAUTIONARY NOTE TO UNITED STATES INVESTORS

        The Company is permitted under the multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (the "MJDS") to prepare this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. All mineral resource and mineral reserve estimates included in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, have been or will be prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, mineral reserve and mineral resource information included and incorporated by reference in this Prospectus Supplement and the Prospectus is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

        In particular, Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issued imminently in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates included and incorporated by reference in this Prospectus Supplement and the Prospectus may not qualify as "reserves" under SEC standards.

        In addition, the information included and incorporated by reference in this Prospectus Supplement and the Prospectus may use the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" to comply with the reporting standards in Canada. Industry Guide 7 does not currently recognize mineral resources and U.S. companies are generally not permitted to disclose mineral resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves under Industry Guide 7. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" will ever be upgraded to a higher category of mineral resources or that mineral resources will be classified as mineral reserves. Investors are cautioned not to assume that any part of the reported "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" included and incorporated by reference in this Prospectus Supplement and the Prospectus is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted under NI 43-101; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. In addition, the documents included and incorporated by reference in this Prospectus Supplement and the Prospectus may include information regarding adjacent or nearby properties on which the Company has no right to mine. The SEC does not normally allow U.S. companies to include such information in their filings with the SEC. For the above reasons, information included and incorporated by reference in this Prospectus Supplement and the Prospectus that describes our mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

 MINERAL RESERVE AND MINERAL RESOURCE DISCLOSURE

        Due to the uncertainty that may be attached to inferred mineral resource estimates, it cannot be assumed that all or any part of an inferred mineral resource estimate will be upgraded to an indicated or measured mineral resource estimate as a result of continued exploration. Confidence in an inferred mineral resource estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out in NI 43-101. Inferred mineral resource estimates are excluded from estimates forming the basis of a feasibility study.

        Mineral resources that are not mineral reserves do not have demonstrated economic viability.

DESCRIPTION OF EXISTING INDEBTEDNESS

  LMM Facility

        The Company is party to a secured credit facility (the "LMM Facility") in favor of LMM, as agent and a lender, and the other lenders from time to time party thereto (collectively, the "LMM Lenders") dated as of November 2, 2015, as most recently amended and restated as of February 12, 2018 and as further amended (the "LMM Facility Agreement"). The LMM Facility is a US$40.0 million facility and was drawn down in full in a single advance in November 2015. The LMM Facility matures on June 30, 2019 (the "LMM Maturity Date"), provided that the Company (i) completes the Required Financing (defined below) before May 15, 2018, (ii) uses the first US$20.0 million of net proceeds from the Required Financing to reduce outstanding indebtedness under the LMM Facility and (iii) is not otherwise in default under the LMM Facility Agreement (collectively, the "Required Financing Conditions"). Otherwise, the LMM Maturity Date is September 30, 2018 and the Company must complete the Required Financing before May 15, 2018 and the Additional Required Financing (defined below) between May 15, 2018 and July 31, 2018, as further discussed below. The Company intends that this Offering, together with the HCI Private Placement (as defined below), will fulfill its obligation to complete the Required Financing.

        Interest at LIBOR plus 9.5% is accrued under the LMM Facility monthly and capitalized. If the Required Financing Conditions are not satisfied, then after June 30, 2018 interest is accrued and paid to LMM quarterly. Payment and performance of the Company's obligations under the LMM Facility are guaranteed by PTM RSA and secured by a security interest in favor of LMM, on behalf of the LMM Lenders, in all of the Company's present and after-acquired real and personal property, together with the proceeds thereof, and a pledge over all of the issued shares in the capital of PTM RSA and the shares that PTM RSA holds in Waterberg JV Co. The LMM Facility contains various representations, warranties and affirmative and negative covenants of the Company, and provisions regarding default and events of default, in each case relating to the Company and related entities, including Waterberg JV Co. and Mnombo.

        The Company was a party to a first secured credit facility (the "Sprott Facility") in favor of Sprott Resource Lending Partnership, as agent (in such capacity, the "Sprott Agent") and a lender, and the other lenders from time to time party thereto, (collectively, the "Sprott Lenders") dated as of February 13, 2015 and as later amended and restated. On March 20, 2018, the Company made a payment of US$107,755 to reduce the indebtedness under the Sprott Facility. Later, on April 10, 2018 the Company used US$46.98 million from the proceeds of the Plant Sale Transaction (as defined below) to immediately repay all remaining indebtedness under the Sprott Facility, consisting of the outstanding principal amount of US$40.0 million, a bridge loan of US$5.0 million, all accrued and unpaid interest of approximately US$1.78 million and, pursuant to the third amendment to the Sprott Facility, a fee of US$200,000 due upon the repayment of the Sprott Facility.

        For more information regarding the Sprott Facility, see the Interim MD&A (as defined below), the Form 20-F, the AIF and the Annual MD&A (as defined below).

        From the remaining proceeds of the Plant Sale Transaction, pursuant to the fifth amendment to the original LMM Facility Agreement, the Company then paid an amount of US$6.32 million to LMM on April 10, 2018. A further payment of Rand 3.26 million (US$271,667) was received from Royal Bafokeng Platinum Limited ("RBPlat") on April 9, 2018, for the exchange rate variance through the closing process of the Plant Sale Transaction from April 4, 2018 to April 5, 2018, and the amount in U.S. dollars was paid to LMM on April 13,

2018. These payments totaling US$6.59 million have been applied to reduce outstanding indebtedness under the LMM Facility, consisting of a US$400,000 fee due to LMM upon the repayment of the Sprott Facility and US$6.19 million to reduce the PPA Termination Payment (as defined below).

        The LMM Facility was originally in second secured position relative to the Sprott Facility. Once the Sprott Facility was fully repaid, the LMM Facility assumed the first secured position.

        With respect to the RBPlat (as defined below) shares received by the Company in the Share Transaction, the Company has agreed to pledge such shares under the LMM Facility, complete the sale of such shares in a commercially reasonable and prompt manner and in any event within 120 days of receipt, with the proceeds of such sale to be used to reduce the outstanding indebtedness under the LMM Facility.

        The Company has agreed to raise US$20.0 million in subordinated debt (in form and substance satisfactory to LMM), equity or securities convertible into equity before May 15, 2018 (the "Required Financing"). The first US$20.0 million of net proceeds of the Required Financing must be used to reduce the outstanding indebtedness under the LMM Facility. Assuming the Required Financing Conditions are met, the Company has also agreed to use 50% of the proceeds from the exercise of any warrants or other convertible securities issued by the Company for repayment of outstanding indebtedness under the LMM Facility. However, if the Required Financing Conditions are not met, then in addition to completing the Required Financing prior to May 15, 2018 and using the first US$20.0 million of net proceeds to reduce outstanding indebtedness under the LMM Facility, the Company will be required to raise, from and after May 15, 2018 and prior to July 31, 2018, an additional US$20.0 million in Common Shares or subordinated debt (in form and substance satisfactory to LMM) (the "Additional Required Financing"), from which the first US$20.0 million of net proceeds must be used to reduce outstanding indebtedness under the LMM Facility. Further, in any event, the Company has also agreed to use 50% of the net proceeds from any equity or debt financings in excess of US$500,000 in the aggregate (excluding intercompany financings, the Required Financing and the Additional Required Financing, as applicable) for repayment of outstanding indebtedness under the LMM Facility. See the risk factor entitled "The Company will require additional financing, which may not be available on acceptable terms, if at all." The Company has also agreed under the LMM Facility to limit its use of cashless exercise features in warrants and convertible securities that it may issue, excluding securities already outstanding and the cashless exercise of Warrants to be issued in this Offering in accordance with their terms.

        In connection with the second amendment and restatement of the LMM Facility Agreement, certain events of default were added to the LMM Facility Agreement, including, without limitation, the occurrence of any of the following: the Company fails to remain listed on the TSX; RBPlat fails to remain listed on the JSE Limited; the RBPlat shares are cease traded (or equivalent) for a period of 30 days or more; the Company fails to apply the proceeds from the sale of RBPlat shares received upon completion of the Share Transaction to reduce indebtedness under the LMM Facility within three days of receipt; RBPlat makes an indemnity claim or seeks to reduce the amounts payable to the Company; Africa Wide Mineral Prospecting and Exploration Proprietary Limited ("Africa Wide") is paid in connection with the Maseve Sale Transaction an amount greater than 347,056 shares of RBPlat or the South African Rand equivalent of US$854,935.01; the Company fails to apply the Maseve rehabilitation deposit (the "Environmental Deposit Amount") to reduce its indebtedness under the LMM Facility within three business days of receipt; or the Environmental Deposit Amount received by the Company is less than Rand 58,000,000 (approximately US$4.59 million as of May 2, 2018). The Company has agreed to maintain consolidated, unrestricted cash and cash equivalents of at least US$2.0 million and working capital in excess of US$1.0 million beginning May 31, 2018.

        In connection with the LMM Facility, in November 2015 the Company and LMM entered into a production payment agreement pursuant to which the Company agreed to pay LMM a production payment of 1.5% of net proceeds received on concentrate sales or other minerals from the Maseve Mine (the "PPA"). The Company, PTM RSA and LMM entered into a Production Payment Agreement Termination Agreement, dated as of October 30, 2017 and amended as of February 12, 2018 and May 1, 2018, pursuant to which the Company must pay LMM either US$15.0 million before May 15, 2018 or US$25.0 million from May 15, 2018 to the LMM Maturity Date (the applicable payment, the "PPA Termination Payment"). The PPA Termination Payment is considered to be indebtedness under the LMM Facility and is secured by the same collateral as the LMM Facility.

        As of April 30, 2018, after applying approximately US$6.19 million toward the PPA Termination Payment, as described above, the Company's outstanding obligations under the LMM Facility consist of approximately US$8.81 million required to satisfy the PPA Termination Payment if paid before May 15, 2018, or if later, approximately US$18.81 million, plus approximately US$52.90 million in principal, accrued interest, fees and accrued production payments. Pursuant to the terms of the LMM Facility, all payments to LMM are first applied to the PPA Termination Payment.

        For more information regarding the LMM Facility and the PPA Termination Payment, see the Interim MD&A, the Form 20-F, the AIF and the Annual MD&A.

  Convertible Notes

        On June 30, 2017, the Company issued and sold to certain institutional investors US$20.0 million in aggregate principal amount of 6 7/8% convertible senior subordinated notes due July 1, 2022 (the "Notes"). The Notes are governed by an indenture between the Company and The Bank of New York Mellon dated June 30, 2017, as supplemented on January 31, 2018 (together, the "Note Indenture"). The Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in Common Shares or a combination of cash and Common Shares, and will mature on July 1, 2022, unless, subject to certain exceptions, such notes are earlier repurchased, redeemed or converted.

        Subject to certain exceptions, the Notes will be convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, Common Shares, or a combination of cash and Common Shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in Common Shares. The initial conversion rate of the Notes is 1,001.1112 Common Shares per US$1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately US$0.9989 per Common Share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company's Common Shares of US$0.8686 per share on June 27, 2017. The conversion rate will be subject to adjustment upon the occurrence of certain events. If the Company pays interest in Common Shares, such shares will be issued at a price equal to 92.5% of the simple average of the daily volume-weighted average price of the Common Shares for the 10 consecutive trading days ending on the second trading day immediately preceding the payment date, on the NYSE American exchange or, if the Common Shares are not then listed on the NYSE American exchange, on the principal U.S. national or other securities exchange or market on which the Common Shares are then listed or admitted for trading.

        Notwithstanding the foregoing, no holder will be entitled to receive Common Shares upon conversion of Notes to the extent that such receipt would cause the converting holder or persons acting as a "group" to become, directly or indirectly, a "beneficial owner" (as defined in the Note Indenture) of more than 19.9% of the Common Shares outstanding at such time or, in the case of Citadel Equity Fund Ltd. (one of the note holders), if it or its affiliates would become a "beneficial owner" of more than 4.9% of the Common Shares outstanding at such time. In addition, the Company will not issue an aggregate number of Common Shares pursuant to the Notes that exceeds 19.9% of the total number of Common Shares outstanding on June 30, 2017.

        Prior to July 1, 2018, the Company may not redeem the Notes, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. On or after July 1, 2018 and before July 1, 2019, the Company shall have the right to redeem all or part of the Notes at a price, payable in cash, of 110.3125% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; on or after July 1, 2019 and before July 1, 2020, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 105.15625% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding, the redemption date; and on or after July 1, 2020, until the maturity date, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

        Upon the occurrence of a fundamental change as defined in the Note Indenture, the Company must offer to purchase the outstanding Notes at a price, payable in cash, equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any.

        The Company agreed in the Note Indenture to cause a prospectus and a registration statement to be filed with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, as applicable, and become usable and effective within six months after June 30, 2017, and to remain usable and effective for certain periods. The Note Indenture provides that if the Company does not do so, it shall pay additional interest on the Notes at a rate of 0.25% per annum for the first 90 days and at a rate of 0.50% per annum thereafter, until the Notes are freely tradable by holders other than affiliates and certain other events have occurred. The Company has not filed the prospectus and registration statement and, accordingly, currently pays additional interest as provided for in the Note Indenture.

        The Notes are unsecured senior subordinated obligations and are subordinated in right of payment to the prior payment in full of all of the Company's existing and future senior indebtedness pursuant to the Note Indenture. The Company may issue additional Notes in accordance with the terms and conditions set forth in the Note Indenture. The Note Indenture contains certain additional covenants, including covenants restricting asset dispositions, issuances of capital stock by subsidiaries, incurrence of indebtedness, business combinations and share exchanges.

        On July 25, 2017, US$10,000 of Notes were converted into 13,190 Common Shares of the Company. On January 1, 2018, the Company made the first semi-annual interest payment on the Notes, issuing 2,440,629 Common Shares of the Company in payment of US$691,110 of interest. As at May 2, 2018, US$19.99 million principal amount of the Notes remain outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the Offering. Other documents are also incorporated or deemed to be incorporated by reference in the Prospectus and reference should be made to the Prospectus for full particulars thereof.

        Copies of the documents incorporated by reference in this Prospectus Supplement and the Prospectus and not delivered with this Prospectus Supplement may be obtained on request without charge from Frank Hallam at Suite 788, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5, telephone (604) 899-5450 and are also available electronically at www.sedar.com and www.sec.gov.

        The following documents, filed by the Company with the securities commissions or similar regulatory authorities in certain provinces of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Prospectus:

  (a)
  the annual information form of the Company dated November 29, 2017 for the financial year ended August 31, 2017 (the "Annual Information Form" or "AIF");

  (b)
  the audited consolidated financial statements of the Company as at and for the financial years ended August 31, 2017 and 2016, together with the notes thereto and the auditor's reports thereon (the "Annual Financial Statements");

  (c)
  the management's discussion and analysis of the Company for the financial year ended August 31, 2017 (the "Annual MD&A");

  (d)
  the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended February 28, 2018, together with the notes thereto (the "February Financial Statements");

  (e)
  the unaudited condensed consolidated interim financial statements of the Company for the three months ended November 30, 2017, together with the notes thereto (together with the Annual Financial Statements and the February Financial Statements, the "Financial Statements");

  (f)
  the management's discussion and analysis of the Company for the three and six months ended February 28, 2018 (the "February MD&A");

  (g)
  the management's discussion and analysis of the Company for the three months ended November 30, 2017 (together with the February MD&A, the "Interim MD&A");

  (h)
  the management information circular of the Company dated January 2, 2018 prepared for the purposes of the annual general meeting of the Company held on February 23, 2018;

  (i)
  the NI 43-101 technical report entitled "Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study — Project Areas located on the Northern Limb of the Bushveld Igneous Complex, South Africa" dated October 19, 2016 (the "Waterberg PFS");

  (j)
  the material change report of the Company filed September 6, 2017 announcing that the Company had entered into a term sheet with RBPlat to sell Maseve in a transaction involving the Plant Sale Transaction and the Share Transaction (together, the "Maseve Sale Transaction") valued at approximately US$74.0 million;

  (k)
  the material change report of the Company filed October 16, 2017 announcing that Implats had entered into definitive agreements (the "Implats Transaction") with the Company, Japan Oil, Gas and Metals National Corporation ("JOGMEC"), Mnombo and Waterberg JV Co.;

  (l)
  the material change report of the Company filed November 6, 2017 announcing the closing of the first phase of the Implats Transaction;

  (m)
  the material change report of the Company filed November 29, 2017 announcing the completion of due diligence and the execution of binding legal agreements for the Maseve Sale Transaction;

  (n)
  the material change report of the Company filed February 14, 2018 announcing that all remaining conditions precedent to the sale of the Maseve concentrator plant and certain surface rights to RBPlat in connection with the Maseve Sale Transaction have been fulfilled;

  (o)
  the material change report of the Company filed April 6, 2018 announcing the closing of the sale of the Maseve concentrator plant and certain surface rights to RBPlat in connection with the Maseve Sale Transaction;

  (p)
  the material change report of the Company filed May 1, 2018 announcing certain amendments to the LMM Facility;

  (q)
  the material change report of the Company filed May 3, 2018 announcing the execution of a subscription agreement with HCI for a private placement sale of units to HCI or a subsidiary of HCI;

  (r)
  the Form 20-F annual report of the Company for the financial year ended August 31, 2017 (the "Form 20-F"); and

  (s)
  the template version (as such term is defined in National Instrument 41-101 — General Prospectus Requirements ("NI 41-101")) of the marketing materials for the Offering dated May 3, 2018.

        The template version of the marketing materials (as such term is defined in NI 41-101) is not part of this Prospectus Supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. In addition, any template version of any other marketing materials filed with the securities commissions or similar authorities in Canada in connection with this Offering after the date hereof but prior to the termination of the distribution of the securities under this Prospectus Supplement is deemed to be incorporated by reference herein.

        Any document of the type referred to in the preceding paragraphs (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 — Short Form Prospectus Distributions that is filed by the Company with a securities commission after the date of this Prospectus Supplement and prior to the termination of the distribution shall be deemed to be incorporated by reference in this Prospectus Supplement. In addition, any document filed by the Company with the SEC or furnished to the SEC on Form 6-K or otherwise after this Prospectus Supplement (and prior to the termination of the distribution) shall be deemed to be incorporated by reference into this Prospectus Supplement and the Registration Statement (in the case of a Report on Form 6-K, if and to the extent expressly provided for therein).

        Any statement contained in this Prospectus Supplement, the Prospectus or a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in the Prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus modifies or supersedes that prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute a part of this Prospectus Supplement, except as so modified or superseded. Without limiting the foregoing, each document incorporated by reference into the Prospectus prior to the date hereof shall be deemed to have been superseded in its entirety unless such document is also listed above as being incorporated by reference into this Prospectus Supplement.

 ADDITIONAL INFORMATION

        The Company has filed with the SEC the Registration Statement. This Prospectus Supplement and the Prospectus, which together constitute a part of the Registration Statement, do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement and the Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance an investor should refer to the exhibits to the Registration Statement for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        The Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and applicable Canadian securities legislation, and in accordance therewith files and furnishes reports and other information with the SEC and with the securities regulators in Canada. As a foreign private issuer, certain documents and other information that the Company files and furnishes with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. In addition, as a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

        An investor may read any document that the Company has filed with or furnished to the SEC at the SEC's public reference room in Washington, D.C. An investor may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. An investor should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. An investor may read and download the documents the Company has filed with the SEC under the Company's corporate profile at www.sec.gov. An investor may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company's corporate profile on the SEDAR website at www.sedar.com.

 DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the Registration Statement: (i) the documents referred to herein and in the Prospectus under the heading "Documents Incorporated by Reference"; (ii) consents of PricewaterhouseCoopers LLP and certain experts; (iii) powers of attorney from certain directors and officers of the Company; (iv) the form of Indenture (as defined in the Prospectus); (v) the Warrant Indenture (as defined herein); and (vi) the Underwriting Agreement.

ENFORCEABILITY OF CIVIL LIABILITIES

        The Company is a company organized and existing under the Business Corporations Act (British Columbia). A majority of the Company's directors and officers, and some or all of the Underwriters named in this Prospectus Supplement and the experts named in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company's assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service within the United States upon those directors, officers, Underwriters and experts who are not residents of the United States. It may also be difficult for investors who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company's civil liability and the civil liability of the Company's directors, officers, Underwriters and experts under the United States federal securities laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces and territories of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province or territory in Canada in which the claim is brought.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

        Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus Supplement and the Prospectus are references to Canadian dollars. All references to "CAN$" are to Canadian dollars, references to "US$" are to United States dollars and references to "R" or "Rand" are to South African Rand.

        The following table sets forth the rate of exchange for the United States dollar expressed in Canadian dollars in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated in each case, prior to and including April 28, 2017 based on the noon rate of exchange and, subsequent to April 28, 2017, based on the daily exchange rate, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars.

	Fiscal Year Ended August 31,
	2017		2016
Average rate for period	CAN$	1.3178	CAN$	1.3265
Rate at end of period	CAN$	1.2536	CAN$	1.3124
High for period	CAN$	1.3743	CAN$	1.4589
Low for period	CAN$	1.2447	CAN$	1.2544

	Six Months Ended February 28,
	2018		2017
Average rate for period	CAN$	1.2651	CAN$	1.3275
Rate at end of period	CAN$	1.2809	CAN$	1.3248
High for period	CAN$	1.2893	CAN$	1.3582
Low for period	CAN$	1.2128	CAN$	1.2843

        The daily rate of exchange on May 2, 2018 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 equals CAN$1.2851.

        The following table sets forth the rate of exchange for the Rand expressed in Canadian dollars in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated in each case, prior to and including April 28, 2017 based on the noon rate of exchange and, subsequent to April 28, 2017, based on the daily exchange rate, as reported by the Bank of Canada for the conversion of Rand into Canadian dollars.

	Fiscal Year Ended August 31,
	2017		2016
Average rate for period	CAN$	0.0984	CAN$	0.0902
Rate at end of period	CAN$	0.0968	CAN$	0.0893
High for period	CAN$	0.1076	CAN$	0.0993
Low for period	CAN$	0.0892	CAN$	0.0821

	Six Months Ended February 28,
	2018		2017
Average rate for period	CAN$	0.0986	CAN$	0.0976
Rate at end of period	CAN$	0.1088	CAN$	0.1011
High for period	CAN$	0.1096	CAN$	0.1016
Low for period	CAN$	0.0883	CAN$	0.0892

        The daily rate of exchange on May 2, 2018 as reported by the Bank of Canada for the conversion of Rand into Canadian dollars was one Rand equals CAN$0.1016.

NOTICE REGARDING NON-IFRS MEASURES

        This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein include certain terms or performance measures that are not defined under IFRS, such as cash costs, all-in sustaining costs and total costs per payable ounce, realized price per ounce, adjusted net income (loss) before tax, adjusted net income (loss) and adjusted basic earnings (loss) per share. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with the Financial Statements.

 PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights certain information about the Company, the Offering and selected information contained elsewhere in or incorporated by reference in this Prospectus Supplement, the Prospectus or the documents incorporated by reference herein or therein. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Units. For a more complete understanding of the Company and the Offering, the Company encourages you to read and consider carefully the more detailed information in this Prospectus Supplement and the Prospectus, including the information incorporated by reference herein and therein, and in particular, the information under the heading "Risk Factors" in the Prospectus, in this Prospectus Supplement and in the Form 20-F and the AIF.

        Certain capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement.

Overview

        The Company is a platinum and palladium focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa. The Company's material mineral property is the Waterberg Joint Venture Project (the "Waterberg Project"), which is comprised of two adjacent project areas formerly known as the Waterberg joint venture project and the Waterberg extension project. The Waterberg Project is held by Waterberg JV Co., in which the Company is the largest owner, with a 50.02% beneficial interest, of which 37.05% is held directly by the Company's wholly-owned direct subsidiary, PTM RSA, and 12.974% is held indirectly through PTM RSA's 49.9% interest in Mnombo, a Black Economic Empowerment ("BEE") company which holds 26.0% of Waterberg JV Co. PTM RSA is a participant in the Waterberg Project, together with JOGMEC, Implats and Mnombo, and is the operator of the Waterberg Project. Implats has been granted a call option exercisable in certain circumstances to purchase and earn into a 50.01% interest in Waterberg JV Co. (the "Purchase and Development Option").

        The Company has sold all of its rights and interests, indirectly held through PTM RSA, in Maseve, including the Maseve Mine and Project 3 of what was formerly the WBJV both located on the Western Limb of the Bushveld Complex. Currently, the Company considers the Waterberg Project to be its sole material mineral property.

Recent Updates

  Maseve

        On September 6, 2017 the Company entered into a term sheet to sell all of its rights and interests in Maseve to RBPlat in a transaction valued at approximately US$74.0 million, payable in two steps, for a total value of approximately US$62.0 million in cash and US$12.0 million in RBPlat common shares. A deposit in escrow was paid by RBPlat in the amount of Rand 41,367,300 (valued for conveyance at approximately US$3.5 million equivalent on April 5, 2018) (the "Deposit") on October 9, 2017. On November 23, 2017, the Company and RBPlat executed definitive agreements in connection with the Maseve Sale Transaction.

        The first step ("Step 1" or the "Plant Sale Transaction") involved RBPlat acquiring the concentrator plant and certain surface assets of the Maseve Mine for payment of US$58.0 million in cash to Maseve, conditional on certain approvals and conditions precedent. On January 16, 2018, the South African Competition Tribunal approved the Maseve Sale Transaction. All remaining conditions precedent for Step 1 were fulfilled as of February 14, 2018. The Deposit was subsequently released to Maseve on March 15, 2018 and was applied to settle the Redpath Dispute (as described below). Step 1 was then completed on April 5, 2018 coincident with the registration of the applicable surface rights to a wholly-owned subsidiary of RBPlat at the South African deeds office. RBPlat made a payment into trust, in advance of conveyance, of Rand 646.74 million (valued at approximately US$54.5 million on April 4, 2018), being the Rand equivalent of US$58.0 million on April 4, 2018, less the Rand amount of the Deposit.

        The net Step 1 cash payment of Rand 646.74 million, as described above, was received by the Company in South Africa on April 5, 2018 coincident with the registration of the applicable surface rights to a wholly owned subsidiary of RBPlat. Upon receipt of the Rand 646.74 million in Canada on April 9, 2018 the Rand amount was translated into US$53.3 million at a weaker exchange rate of 12.1341 for the U.S. dollar to Rand. On April 5, 2018, the legal conveyance date, the quoted U.S. dollar to Rand exchange rate had weakened from the April 4, 2018 preparation date to 11.92, resulting in a further payment of Rand 3.26 million being due as a result of the exchange rate variation. This amount was received from RBPlat on April 9, 2018, was converted in Canada to US$271,667 and paid to LMM on April 13, 2018.

        The definitive agreements, which were amended on February 2, 2018, February 12, 2018, March 12, 2018 and April 26, 2018 provided for, among other things, (i) an interim period agreement between the Company and RBPlat, in place of the previously contemplated sub-contractor arrangement, which regulated the allocation of responsibilities and costs, including electricity and water, in relation to the Plant Sale Transaction until the closing date of the Share Transaction (defined below), in some cases allocating costs on a 50-50 basis and in other cases based on usage or responsibility; (ii) the release of the Deposit; (iii) the establishment of the Company's responsibility to procure certain electrical certificates required for title transfer at an estimated cost of Rand 3,225,288 (approximately US$270,500 equivalent as of April 5, 2018), to be paid to Maseve's electrical contractor in accordance with the schedule of works agreed between Maseve and the contractor; (iv) an acknowledgement of the settlement of the Redpath Dispute; and (v) removing certain conditions regarding the release and payment of the RBPlat Contribution to PTM RSA.

        The next step ("Step 2" or the "Share Transaction") involved RBPlat acquiring 100% of the shares in Maseve and all shareholder loans owed by Maseve for an aggregate consideration equal to approximately US$16.0 million as valued in September 2017, at the time of the Maseve Sale Transaction term sheet. As valued in September 2017, RBPlat was to pay PTM RSA US$7.0 million in common shares of RBPlat plus approximately US$4.0 million in cash to acquire PTM RSA's remaining loans due from Maseve and is to pay PTM RSA (82.9%) and Africa Wide (17.1%), in proportion to their respective equity interests in Maseve, a further US$5.0 million by way of issuance of common shares of RBPlat to acquire 100% of the equity in Maseve. The Share Transaction required, within three years of the South African Competition Commission granting approval to the Share Transaction, the approval of the Minister of Mineral Resources and other conditions precedent. The conditions precedent were satisfied, and Step 2 closed on April 26, 2018. In connection with the closing, RBPlat acquired ownership of 100% of the shares in Maseve and all shareholder loans owed by Maseve. PTM RSA received 4,524,279 RBPlat shares, having a value of approximately US$8.17 million as of May 2, 2018. The cash component of Step 2 is to be received by PTM RSA following RBPlat's replacement of the Environmental Deposit Amount with respect to Maseve. See "Risk Factors" in this Prospectus Supplement. Following the closing of Step 2, the Company is no longer responsible for care and maintenance costs or the ongoing commitments of Maseve.

        All of the proceeds from the Plant Sale Transaction, other than the amounts paid to settle the Redpath Dispute (defined below), were applied to the Company's secured debt. As part of re-structuring arrangements agreed with LMM, the Company agreed to complete the Required Financing (and the Additional Required Financing, if applicable).

        On January 29, 2018, underground miner Redpath Mining South Africa (Pty) Limited ("Redpath") issued a letter of demand in regard to various goods and services rendered by Redpath to Maseve in the total amount of Rand 54,544,183.31 (the "Redpath Dispute"). Maseve declined to pay on the demand and raised various counterclaims based on previously agreed deductions and malperformance by Redpath, but nonetheless provided security for the amount claimed by Redpath through an escrow arrangement with the Company's attorneys. The escrow account was funded with the Deposit and additional funds contributed by the Company and Maseve. In addition, a further Rand 12,500,000 (approximately US$1.04 million equivalent as of April 5, 2018) was deposited into a separate escrow account by RBPlat (the "RBPlat Contribution") for release to the Company as RBPlat's agreed share of the Redpath settlement (as described below) against delivery of all closing deliverables required for closing of Step 2 of the Maseve Sale Transaction (the "2nd Step Closing") and paid to PTM RSA as soon as possible after the 2nd Step Closing. Furthermore, when released from escrow, the RBPlat

Contribution will be returned to working capital to fund the Company's share of ongoing Waterberg Project DFS costs.

        On March 8, 2018, Maseve and Redpath executed an Agreement of Settlement whereby Maseve and Redpath agreed to settle the Redpath Dispute for Rand 40,940,141 (approximately US$3.48 million equivalent as of March 14, 2018) in full and final settlement of all relevant disputes, liabilities and claims between the parties, which amount was paid to Redpath on March 14, 2018 and was funded by releasing a portion of the Deposit from the escrow account. The balance of the escrow account was released whereupon the rest of the Deposit of Rand 427,159 (approximately US$36,292 equivalent as of March 14, 2018), together with a portion of the additional contributed funds, were utilized to reduce outstanding indebtedness under the Sprott Facility by US$107,755 with the rest returned to the Company.

        The termination of all agreements between Maseve and Redpath have been delayed, at RBPlat's request, so that a smooth transition of operatorship at Maseve can occur. The care and maintenance agreement between Maseve and Redpath, dated October 23, 2017, which governs the care and maintenance services provided by Redpath at the Maseve Mine, remains in effect. The care and maintenance agreement may be terminated upon 32 calendar days' notice. Such notice of termination was given by Maseve to Redpath on April 16, 2018.

  Waterberg

        On September 21, 2017 the Company completed the transfer of all Waterberg Project prospecting permits held in trust by PTM RSA into Waterberg JV Co. Effective September 21, 2017 Waterberg JV Co. owned 100% of the prospecting rights comprising the entire Waterberg Project area and Waterberg JV Co. was owned 45.65% by PTM RSA, 28.35% by JOGMEC and 26% by Mnombo.

        On October 16, 2017 the Company announced the execution of definitive agreements in connection with the Implats Transaction whereby Implats (a) purchased Waterberg JV Co. shares representing a 15.0% interest in the Waterberg Project from PTM RSA (8.6%) and JOGMEC (6.4%) for US$30.0 million (of which PTM RSA's pro rata share was US$17.2 million) (the "Initial Transaction"); and (b) acquired the Purchase and Development Option to increase its stake in Waterberg JV Co. to 50.01% through additional share purchases and earn-in arrangements and acquired a right of first refusal to smelt and refine Waterberg Project concentrate. The Initial Transaction closed on November 6, 2017. Certain of the proceeds of the Initial Transaction are ring-fenced by PTM RSA and disbursed to cover the Company's share of the costs of the DFS. Implats will have an option within 90 business days of the completion by Waterberg JV Co. and approval by Waterberg JV Co. or Implats of the planned DFS, the preparation of which is currently underway and which is expected to be completed in late 2018 or early 2019, to elect to exercise the Purchase and Development Option to increase its interest in Waterberg JV Co. up to 50.01% by purchasing an additional 12.195% equity interest from JOGMEC for US$34.8 million, and earning into the remaining interest by making a firm commitment to an expenditure of US$130.0 million in development work. Waterberg JV Co. is in the process of compiling a mining right application for filing before September 2018.

        On March 8, 2018, JOGMEC announced that it had signed a memorandum of understanding with HANWA Co., Ltd ("HANWA") to transfer 9.755% of its 21.95% interest in Waterberg JV Co. to HANWA, which was the result of HANWA winning JOGMEC's public tender held on February 23, 2018. As described in JOGMEC's press release, JOGMEC and HANWA will start negotiations on the terms of the transfer of interest to HANWA, including, with a successful negotiation, HANWA securing the right to a supply of certain metals produced at the Waterberg Project. There is no guarantee that the transaction will close on the terms announced by JOGMEC or at all.

  NYSE American

        Due in part to a decline in the Company's market capitalization below US$50.0 million, on April 10, 2018, the Company received a letter from the NYSE American stating that the Company is not in compliance with the continued listing standards set forth in Section 1003(a) of the NYSE American Company Guide (the "Company Guide"). In order to maintain its listing, the Company must submit a plan of compliance by May 10, 2018 addressing how it intends to regain compliance with Sections 1003(a) of the Company Guide by October 10,

2019. The Company intends to submit a plan to the NYSE American by the May 10, 2018 deadline. If the Company's plan is accepted, the Company may be able to continue its listing, but will be subject to periodic reviews by the NYSE American. If the plan is not accepted, or if it is accepted, but the Company is not in compliance with the continued listing standards by October 10, 2019, or if the Company does not make progress consistent with the plan, the NYSE American will initiate delisting procedures as appropriate. In the interim, the Company's Common Shares are expected to continue to be listed on the NYSE American while it attempts to regain compliance with the continued listing standards.

        Section 1003(a) of the Company Guide provides that the NYSE American will not normally consider suspending dealings in, or removing from the list, the securities of an issuer if the issuer is in compliance with the following: (A) total value of market capitalization of at least US$50.0 million; or total assets and revenue of US$50.0 million each in its last fiscal year, or in two of its last three fiscal years; and (B) the issuer has at least 1,100,000 shares publicly held, a market value of publicly held shares of at least US$15.0 million and 400 round lot shareholders (collectively, the "Alternative Listing Standards"). In order to satisfy the Alternative Listing Standards, the Company must regain a market capitalization of US$50.0 million or more. The Offering is intended to assist the Company in satisfying such standards. These standards in no way limit or restrict the NYSE American's discretionary authority to suspend dealings in, or remove, a security from listing. The Company may be required to effect a share consolidation to maintain the listing of its Common Shares on the NYSE American. See the February MD&A and "Risk Factors".

  Concurrent Private Placement, Board Appointment Rights and Financing Participation Rights

        On May 3, 2018, the Company entered into a subscription agreement with HCI (the "HCI Subscription Agreement") for the sale to HCI or a subsidiary of HCI of 16,767,778 units (the "HCI Private Placement"), with each unit consisting of one Common Share and one-half of one common share purchase warrant, at a price of US$0.19 per unit, for aggregate gross proceeds to the Company of US$3,185,877.82. Each whole warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one Common Share at a price of US$0.24 per warrant share until the date that is 36 months following the closing of the HCI Private Placement (the "HCI Private Placement Closing"). The HCI Private Placement Closing is subject to customary closing conditions, including stock exchange approvals. If the HCI Private Placement Closing occurs prior to May 15, 2018, under the terms of the LMM Facility Agreement, the HCI Private Placement would be deemed to be part of the Required Financing and proceeds from the HCI Private Placement (together with the proceeds from any other financings, including this Offering, that are considered to be part of the Required Financing) would be used towards the Company's obligation to pay US$20.0 million of net proceeds from the Required Financing before May 15, 2018 to reduce outstanding indebtedness under the LMM Facility. If the HCI Private Placement Closing occurs from and after May 15, 2018, the LMM Facility Agreement would require 50% of the net proceeds from the HCI Private Placement to be used to reduce outstanding indebtedness under the LMM Facility.

        From and after the HCI Private Placement Closing, pursuant to the HCI Subscription Agreement, among other terms and conditions, HCI will have a right to (i) nominate a member of the board of directors of the Company and (ii) participate in future financings of the Company involving the issuance of equity or securities convertible into equity, including this Offering, in order to maintain its pro-rata shareholding. The Company would also appoint an HCI nominee as one of the Company's two designated members of the board of directors of Mnombo, though it is not contractually obligated to do so under the terms of the HCI Subscription Agreement.

        HCI is a South African black empowerment investment holding company listed on the JSE Securities Exchange. HCI's major shareholder is the Southern African Clothing and Textile Workers' Union. The group is involved in a diverse group of investments including hotel and leisure; interactive gaming; media and broadcasting; transport; mining; clothing; and properties.

        HCI's nominee to the Company's board of directors will be Mr. John Anthony Copelyn, B.A. Hons B.Proc., Chief Executive Officer of HCI. Mr. Copelyn joined HCI as Chief Executive Officer in 1997. Prior to this he was a member of the South African parliament and general secretary of the Southern African Clothing and Textile

Workers' Union. He is also Chairman of E Media Holdings Ltd., Tsogo Sun Holdings Ltd., Deneb Investments Ltd. and Niveus Investments Ltd.

        Assuming the HCI Private Placement Closing occurs prior to the closing of the Offering, HCI will hold approximately 10.0% of the outstanding Common Shares of the Company based on the current number of issued and outstanding Common Shares and, pursuant to the HCI Subscription Agreement, would then have a right to participate in the Offering in order to maintain its pro-rata shareholding in the Company. The closing of the Offering is conditioned in part upon the HCI Private Placement Closing occurring prior to or concurrently with the closing of the Offering. HCI has indicated its interest in participating in the Offering on a pro-rata basis to maintain a 10.0% ownership stake in the Company. However, no assurance can be provided that the HCI Private Placement Closing will occur or that HCI will participate in the Offering.

  General

        For more details regarding the Maseve Sale Transaction and the Implats Transaction, see the Form 20-F, the Financial Statements and the AIF.

 THE OFFERING

        The following summary contains basic information about the Offering and is not intended to be complete. It does not contain all the information that is important to you. You should carefully read this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein before making an investment decision.

Issuer	Platinum Group Metals Ltd.
Securities offered

            Units at US$            per Unit. Each Unit is comprised of one Offered Share and one-half of one Warrant. Each whole Warrant entitles the holder to purchase one Warrant Share at an exercise price of US$            per Warrant Share, subject to adjustment and early termination in certain circumstances, at any time following the closing of the Offering until 4:00 pm (Vancouver time) on the date that is             months following the Closing Date. See "Description of Securities being Distributed — Warrants".

Common Shares outstanding as of the date hereof	150,910,006 Common Shares.
Common Shares to be outstanding upon closing of Offering(1)	Common Shares. If the Over-Allotment Option is exercised in full, Common Shares will be outstanding upon closing of the Offering.
Over-Allotment Option

The Underwriters have been granted the Over-Allotment Option to purchase (i) Additional Units at the Offering Price; (ii) Additional Offered Shares at a price of US$            per Additional Offered Share; (iii) Additional Warrants at a price of US$            per Additional Warrant; or (iv) any combination of Additional Units, Additional Offered Shares and/or Additional Warrants, so long as the aggregate number of Additional Offered Shares and Additional Warrants which may be issued under the Over-Allotment Option does not exceed             Additional Offered Shares and             Additional Warrants. The Over-Allotment Option is exercisable for 30 days from the Closing Date.

Use of proceeds

The net proceeds to the Company from the Offering will be approximately US$            (or approximately US$            if the Underwriters exercise the Over-Allotment Option in full), after deducting the Underwriting Commission and estimated expenses and excluding any proceeds received from the exercise of Warrants. The Company intends to use the net proceeds of the Offering: (i) for debt repayment towards the LMM Facility; and (ii) for general corporate and working capital purposes.

Stock exchange symbols	The Common Shares are listed on the TSX and on the NYSE American under the symbols "PTM" and "PLG", respectively.
Income tax considerations

Holders are urged to consult their own tax advisors with respect to the U.S. and Canadian federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of the Offered Shares, Warrants and Warrant Shares. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

Risk factors

See "Risk Factors" in the Prospectus, in this Prospectus Supplement and in the Form 20-F and AIF, as well as the documents incorporated by reference herein and therein, for a discussion of factors you should carefully consider before deciding to invest in the Units.

Conflict of Interest	Since 2011, the Company has engaged BMO as a financial advisor to evaluate certain potential strategic transactions. See "Plan of Distribution — Conflict of Interest".
Concurrent Private Placement

The Company has entered into the HCI Subscription Agreement for the HCI Private Placement. Assuming the HCI Private Placement Closing occurs prior to the closing of the Offering, HCI will hold approximately 10.0% of the outstanding Common Shares of the Company based on the current number of issued and outstanding Common Shares and, pursuant to the HCI Subscription Agreement, would then have a right to participate in the Offering in order to maintain its pro-rata shareholding in the Company. The closing of the Offering is conditioned in part upon the HCI Private Placement Closing occurring prior to or concurrently with the closing of the Offering. HCI has indicated its interest in participating in the Offering on a pro-rata basis to maintain a 10.0% ownership stake in the Company. However, no assurance can be provided that the HCI Private Placement Closing will occur or that HCI will participate in the Offering. See "Recent Updates — Concurrent Private Placement, Board Appointment Rights and Financing Participation Rights" for a further description.

Note:

(1)
This number assumes there will be no exercise of outstanding stock options and no issuance of Common Shares pursuant to the Notes from the date of this Prospectus Supplement until the closing of the Offering (as of May 2, 2018, 3,487,950 stock options of the Company, US$19.99 million principal amount of Notes and no restricted share units of the Company were outstanding) and excludes the Warrant Shares issuable upon exercise of the Warrants.

RISK FACTORS

        Investing in the Units involves a high degree of risk. In addition to the other information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, you should carefully consider the risks described under the "Risk Factors" section of the Prospectus, the Form 20-F and the AIF before purchasing the Units. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production. See "Documents Incorporated by Reference". If any such risks actually occur, the Company's business, financial condition, results of operations and prospects could materially suffer. As a result, the trading price of the Company's securities, including the Offered Shares, Warrants and Warrant Shares, could decline, and you might lose all or part of your investment. The risks set out in this Prospectus Supplement, the Prospectus, the Form 20-F and the AIF are not the only risks that the Company faces; risks and uncertainties not currently known to it or that it currently deems to be immaterial may also materially and adversely affect its business, financial condition, results of operations and prospects, cause actual events to differ materially from those described in the Forward Looking Statements and information relating to the Company and could result in a loss of your investment. You should also refer to the other information set forth or incorporated by reference in this Prospectus Supplement and the Prospectus, including the Financial Statements and related notes.

Risks Relating to the Company

The Company will require additional financing, which may not be available on acceptable terms, if at all.

        The Company does not have any source of operating revenues. The Company will be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for the continued exploration on the Waterberg Project, as well as for general working capital purposes and compliance with, and repayment of, its existing indebtedness. The Company has agreed to raise US$20.0 million in subordinated debt (in form and substance satisfactory to LMM), equity or securities convertible into equity before May 15, 2018. The first US$20.0 million of net proceeds of this financing must be used to reduce the outstanding indebtedness under the LMM Facility in connection with the Required Financing. In addition, if the Company does not satisfy the Required Financing Conditions, it must complete the Additional Required Financing under the terms of the LMM Facility and use the first US$20.0 million of net proceeds of such financing to reduce indebtedness under the LMM Facility. Failure to complete any such required financings would amount to an event of default under the LMM Facility. The Company can give no assurance that financing will be available to the Company or, if it is available, that it will be offered on acceptable terms. The Company can also give no assurance that the Company will be successful in closing the HCI Private Placement. The closing of the Offering is conditioned in part upon the HCI Private Placement Closing occurring prior to or concurrently with the closing of the Offering. If the HCI Private Placement Closing does not occur on such timeline, the Offering may not be successfully completed, in which case the Company may be subject to the risks noted herein.

        Assuming the Required Financing Conditions are met, and assuming the HCI Private Placement Closing occurs, management believes that the net proceeds of the Offering and the HCI Private Placement allocated towards general corporate and working capital purposes as set forth under "Use of Proceeds" should be sufficient for the Company to maintain operations until                         , 2018, after which time the Company will require additional capital to satisfy its obligations under the LMM Facility and to continue operations and maintain and develop its properties. However, if the Required Financing Conditions are not met, the Company will have to complete both the Required Financing and the Additional Required Financing on the terms and by such times as described above. If the Company is required to complete the Additional Required Financing or any other subsequent financings while the LMM Facility remains in force, securities issued in connection with such financings could not contain cashless exercise or conversion features due to the restrictions in the LMM Facility. This may make it more difficult to raise funds in amounts or on terms that are acceptable to the Company. Any failure to timely complete any required financing may result in a default under the LMM Facility. Unforeseen increases or acceleration of expenses and other obligations could require additional capital as of an earlier date. If additional financing is raised by the issuance of equity securities of the Company, control of the Company may change, security holders will suffer additional dilution and the price of the Company's Common Shares and the Warrants may decrease. If additional financing is raised through the issuance of indebtedness, the Company will require additional financing in order to repay such indebtedness. Failure to obtain such additional financing could result in the delay or indefinite postponement of further development of the Company' properties or even a loss of property interests.

        Any failure by the Company to obtain required financing on acceptable terms or on a timely basis could cause the Company to delay development of the Waterberg Project, result in the Company being forced to sell additional assets on an untimely or unfavorable basis or result in a default under outstanding indebtedness of the Company. Any such delay or sale could have a material adverse effect on the Company's financial condition, results of operations and liquidity. Any default under outstanding indebtedness of the Company could result in the loss of the Company's entire interest in PTM RSA, and therefore its interests in the Waterberg Project.

The Company may be unable to receive and realize on the proceeds of Step 2 of the Maseve Sale Transaction on the terms and timeframe anticipated, or at all, or such transaction may result in litigation.

        A portion of the proceeds of Step 2 of the Maseve Sale Transaction consists of cash to be delivered to PTM RSA following RBPlat's replacement of the Environmental Deposit Amount for Maseve. The Company can provide no assurance as to when or whether this cash will be delivered. In addition, the U.S. dollar value of the amounts received by PTM RSA could be less than anticipated as a result of changes in currency exchange rates or other factors.

        A portion of the proceeds of Step 2 of the Maseve Sale Transaction consists of RBPlat shares. At the time of structuring the Maseve Share Transaction, such RBPlat shares represented a value of US$11.145 million (consisting of US$7.0 million in respect of PTM RSA's loans to Maseve plus US$4.145 million reflecting PTM RSA's 82.9% share of the equity of Maseve, which was valued at US$5.0 million). As of May 2, 2018, the RBPlat shares received by PTM RSA in Step 2 had a market value of approximately US$8.17 million based on the closing price of the RBPlat shares on the Johannesburg Stock Exchange and the daily average exchange rates for Rand and U.S. dollars reported by the Bank of Canada. PTM RSA has agreed with RBPlat that any sale by it of the RBPlat shares will occur in an orderly fashion which does not distort the market, and that for 120 days after the issuance of the RBPlat shares to PTM RSA, PTM RSA will not sell, in any 30 day period, more than 33.33% of its original allocation of RBPlat shares unless the sale is placed by a licensed broker-dealer on an orderly sale basis to qualified institutional investors. The RBPlat shares trade primarily in Rand. The daily trading volumes of the RBPlat shares are not expected to be sufficient to allow the Company to sell the RBPlat shares through unsolicited exchange trades within the 120 day period required by the LMM Facility, in the manner required by the Company's agreements with RBPlat. Accordingly, the Company will seek to engage in sales of larger blocks of RBPlat shares where possible. If the RBPlat shares or the U.S. dollar value of the Rand decrease, or if PTM RSA is unable to sell the shares promptly at a favorable price, this will have an adverse effect on the Company's financial position.

        Additionally, the Maseve Sale Transaction may in the future be the subject to litigation by one or more shareholders of the Company who may disagree with the Company's disposition of the Maseve Mine and may seek to vary or unwind the Maseve Sale Transaction. The impact of such litigation or the possible effect of a settlement of such litigation upon the Company cannot be predicted with any degree of certainty at this time. The failure to receive and realize on the proceeds of the Maseve Sale Transaction, or any such litigation, would adversely affect the Company's financial condition and may result in a default under the Company's indebtedness and the Company's insolvency.

The Company may be unable to generate sufficient cash to service its debt or otherwise comply with the terms of its debt, the terms of the agreements governing the Company's debt may restrict its current or future operations and the indebtedness may adversely affect the Company's financial condition and results of operations.

        The Company's ability to make scheduled payments on its indebtedness will depend on its ability to successfully receive and realize on the proceeds from the Maseve Sale Transaction and raise additional funding by way of debt or equity offerings, and on the Company's financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. If the Company's cash flows and capital resources are insufficient to fund its debt service obligations, including if the Company is unable to receive and realize on the proceeds of Step 2 of the Maseve Sale Transaction or if any necessary extensions or waivers from the Company's lenders are not available, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance the Company's indebtedness, including indebtedness under the LMM Facility. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations.

        In addition, a breach of the covenants under the Company's debt instruments, including the covenants to complete certain financings, could result in an event of default under the applicable indebtedness, or other events of default could occur, and such default could result in secured creditors' realization of collateral. Such a default may allow the creditors to accelerate the related debt, may result in the imposition of default interest, and may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In particular, a cross default provision applies to certain of the Company's indebtedness, including the LMM Facility and the Notes. In the event a lender accelerates the repayment of the Company's borrowings, the Company may not have sufficient assets to repay its indebtedness.

        The Company's debt instruments include a number of covenants that impose operating and financial restrictions on the Company and may limit the Company's ability to engage in acts that may be in its long term best interest. In particular, the LMM Facility requires the Company to take all steps and actions as may be required to maintain the listing and posting for trading of the Common Shares on the TSX and the NYSE American, provided that the Company may move its listings to any other stock exchange or market as is acceptable to LMM. The LMM Facility also restricts the Company's ability to modify material contracts, to dispose of assets, to use the proceeds from permitted dispositions and financings, to incur additional indebtedness, to enter into transactions with affiliates, and to grant security interests or encumbrances and to use proceeds from future debt or equity financings. The indenture governing the Notes also includes restrictive covenants, including, without limitation, covenants restricting the incurrence of indebtedness and the use of proceeds from asset sales. As a result of these and other restrictions, the Company may be limited in how it conducts its business, may be unable to raise additional debt or equity financing, may be unable to compete effectively or to take advantage of new business opportunities or may become in breach of its obligations to the other shareholders of Waterberg JV Co., Mnombo and others, each of which may affect the Company's ability to grow in accordance with its strategy or may otherwise adversely affect its business and financial condition.

        Further, the Company's maintenance of substantial levels of debt could adversely affect its financial condition and results of operations and could adversely affect its flexibility to take advantage of corporate opportunities. Substantial levels of indebtedness could have important consequences to the Company, including:

  •
  limiting the Company's ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non-strategic divestitures;

  •
  requiring a substantial portion of the Company's cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

  •
  increasing the Company's vulnerability to general adverse economic and industry conditions;

  •
  exposing the Company to the risk of increased interest rates for any borrowings at variable rates of interest;

  •
  limiting the Company's flexibility in planning for and reacting to changes in the industry in which it competes;

  •
  placing the Company at a disadvantage compared to other, less leveraged competitors; and

  •
  increasing the Company's cost of borrowing.

The Company has granted security interests in favour of the LMM Lenders over all of its personal property, subject to certain exceptions, and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Co. to the LMM Lenders under the LMM Facility, which may have a material adverse effect on the Company.

        To secure its obligations under the LMM Facility, the Company has entered into a general security agreement under which the Company has granted security interests in favour of LMM over all of its present and after-acquired personal property, subject to certain exceptions, and share pledge agreements pursuant to which the Company has granted a security interest in favour of LMM over all of the issued shares in the capital of PTM RSA. PTM RSA has also guaranteed the Company's obligations to LMM and pledged the shares it holds in Waterberg JV Co. in favour of LMM. These security interests and guarantee may impact the Company's ability to obtain project financing for the Waterberg Project or its ability to secure other types of financing. The LMM Facility has various covenants and provisions, including payment covenants and financial tests that must be satisfied and complied with during the term of the LMM Facility. There is no assurance that such covenants will be satisfied. Any default under the LMM Facility, including any covenants thereunder, could result in the loss of the Company's entire interest in PTM RSA, and therefore its interests in the Waterberg Project.

The Company may not be able to continue as a going concern.

        The Company has limited financial resources. The Company's ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves and successfully establishing profitable production of such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company's ability to continue exploration and development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company's estimates. The amounts attributed to the Company's exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. The report of the independent auditors to the Company's consolidated financial statements for the fiscal year ended August 31, 2017 contained an emphasis of matter, noting that the Company has suffered recurring losses from operations and significant amounts of debt payable without any current source of operating income, and that the Company also had a net capital deficiency that raised substantial doubt about the Company's ability to continue as a going concern.

The Company has a history of losses and it anticipates continuing to incur losses.

        The Company has a history of losses. The Company anticipates continued losses until it can successfully place one or more of its properties into commercial production on a profitable basis. It could be years before the Company receives any profits from any production of metals, if ever. If the Company is unable to generate significant revenues with respect to its properties, the Company will not be able to earn profits or continue operations.

The Company has a history of negative operating cash flow and may continue to experience negative operating cash flow.

        The Company has had negative operating cash flow in recent financial years. The Company's ability to achieve and sustain positive operating cash flow will depend on a number of factors, including the Company's ability to advance the Waterberg Project into production. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves to fund such negative cash flow. The LMM Facility requires that effective May 31, 2018 the Company maintain consolidated cash and cash equivalents of at least US$2.0 million and working capital in excess of US$1.0 million. No assurance can be provided that the Company will be able to comply with these conditions. The Company may be required to raise additional funds through the issuance of additional equity or debt securities to satisfy the minimum cash balance requirements under the LMM Facility. The LMM Facility provides, however, that a significant portion of the proceeds of such financings are required to be paid to LMM in partial repayment of the LMM Facility. There can be no assurance that additional debt or equity financing or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those obtained previously.

        In October 2017, the Company also agreed with BMO and Macquarie Capital Markets Canada Ltd. ("Macquarie") to pay BMO and Macquarie an aggregate of approximately US$2.9 million as soon as practicable following the repayment of the Sprott Facility and the LMM Facility for services previously provided. If the Company fails to raise additional funds, the Company may not be able to pay BMO and Macquarie, which may adversely affect the Company.

The Company's properties may not be brought into a state of commercial production.

        Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company's control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. The development of the Company's properties will require obtaining land use consents, permits and the construction and operation of mines, processing plants and related infrastructure. The Company is subject to all of the risks associated with establishing new mining operations, including:

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  the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

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  the availability and cost of skilled labour and mining equipment;

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  the availability and cost of appropriate smelting and/or refining arrangements;

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  the need to obtain and maintain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

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  in the event that the required permits are not obtained in a timely manner, the risks of government environmental authorities issuing directives or commencing enforcement proceedings to cease operations or administrative, civil and criminal sanctions being imposed on the Company, its directors and employees;

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  the availability of funds to finance construction and development activities;

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  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

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  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

        The costs, timing and complexities of mine construction and development are increased by the remote location of the Waterberg Project, with additional challenges related thereto, including water and power supply and other support infrastructure. For example, water resources are scarce at the Waterberg Project. If the Company should decide to mine at the Waterberg Project, it will have to establish sources of water and develop the infrastructure required to transport water to the project area. Similarly, the Company will need to secure a suitable location by purchase or long-term lease of surface or access rights at the Waterberg Project to establish the surface rights necessary to mine and process.

        It is common in new mining operations to experience unexpected costs, problems and delays during development, construction and mine ramp-up. Accordingly, there are no assurances that the Company's properties will be brought into a state of commercial production.

Estimates of mineral reserves and mineral resources are based on interpretation and assumptions and are inherently imprecise.

        The mineral resource and mineral reserve estimates contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein have been determined and valued based on assumed future prices, cut off grades and operating costs. However, until mineral deposits are actually mined and processed, mineral reserves and mineral resources must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company's ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

Actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

        The capital costs to take the Company's projects into commercial production may be significantly higher than anticipated. None of the Company's mineral properties has an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of the Company's mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

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  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

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  anticipated recovery rates of metals from the ore;

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  cash operating costs of comparable facilities and equipment; and

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  anticipated climatic conditions.

        Capital costs, operating costs, production and economic returns and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by the Company's current studies and estimates, and there can be no assurance that the Company's actual capital and operating costs will not be higher than currently anticipated. As a result of higher capital and operating costs, production and economic returns may differ significantly from those the Company has anticipated.

The Company is subject to the risk of fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar.

        The Company may be adversely affected by foreign currency fluctuations. Effective September 1, 2015, the Company adopted U.S. Dollars as the currency for the presentation of its financial statements. Historically, the Company has primarily generated funds through equity investments into the Company denominated in Canadian or U.S. Dollars. In the normal course of business, the Company enters into transactions for the purchase of supplies and services primarily denominated in Rand or Canadian Dollars. The Company also has assets, cash and liabilities denominated in Rand, Canadian Dollars and U.S. Dollars. Several of the Company's options to acquire properties or surface rights in South Africa may result in payments by the Company denominated in Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in Rand. Settlement of sales of minerals from the Company's projects, once commercial production commences, will be in Rand, and will be converted to U.S. Dollars. Fluctuations in the exchange rates between the U.S. Dollar and the Rand or Canadian Dollar may have a material adverse effect on the Company's financial results.

        In addition, South Africa has in the past experienced double-digit rates of inflation. If South Africa experiences substantial inflation in the future, the Company's costs in Rand terms will increase significantly, subject to movements in applicable exchange rates. Inflationary pressures may also curtail the Company's ability to access global financial markets in the longer term and its ability to fund planned capital expenditures, and could materially adversely affect the Company's business, financial condition and results of operations. During April 2017, the ratings agencies Standard and Poor's and Fitch Ratings downgraded South African debt to below investment grade following an abrupt cabinet reshuffle which saw the replacement of the Minister of Finance and his deputy. This was followed by Moody's downgrading South African debt to one notch above sub investment grade. Heightened political and institutional uncertainties may delay government fiscal and structural reform, result in a sell off by investors of South African bonds denominated in currencies other than Rand and weaken the Rand against other major currencies. These developments have weakened the Rand and may continue to influence the Rand to U.S. Dollar exchange rate in future periods. Further downgrades to South Africa's sovereign currency ratings by international ratings agencies would likely adversely affect the value of the Rand relative to the Canadian or U.S. Dollar. The South African government's response to inflation or other significant macro-economic pressures may include the introduction of policies or other measures that could increase the Company's costs, reduce operating margins and materially adversely affect its business, financial condition and results of operations. The value of the Rand has strengthened significantly since the resignation of Jacob Zuma as president of South Africa on February 14, 2018 and the appointment of Cyril Ramaphosa in his stead on February 15, 2018, but remains volatile.

Metal prices are subject to change, and low prices or a substantial or extended decline or volatility in such prices could materially and adversely affect the value of the Company's mineral properties and potential future results of operations and cash flows.

        Metal prices have historically been subject to significant price fluctuations. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including:

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  domestic and international economic and political trends;

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  expectations of inflation;

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  currency exchange fluctuations;

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  interest rates;

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  global or regional consumption patterns;

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  speculative activities; and

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  increases or decreases in production due to improved mining and production methods.

        Low metal prices or significant or continued reductions or volatility in metal prices may have an adverse effect on the Company's business, including the amount of the Company's mineral reserves, the economic attractiveness of the Company's projects, the Company's ability to obtain financing and develop projects, the amount of the Company's revenues or profit or loss and the value of the Company's assets. An impairment in the value of the Company's assets would require such assets to be written down to their estimated net recoverable amount. The Company wrote down certain assets as at August 31, 2017 and August 31, 2016. See the Company's financial statements for the year ended August 31, 2017.

The failure of the Company or the other shareholders of Waterberg JV Co. or Mnombo to fund their pro-rata share of funds in the respective companies may have a material adverse effect on the Company's business and results of operations.

        Except in the case of JOGMEC's US$20.0 million funding commitment, which has now been fully funded, and the potential for the receipt of funding if Implats exercises its Purchase and Development Option, the exercise of which is not guaranteed and is not expected to occur prior to the completion of the DFS, funding of Waterberg Project costs is generally required to be provided by Waterberg JV Co. shareholders on a pro rata basis. Even if Implats exercises and funds its Purchase and Development Option, additional development costs are likely to be incurred. The ability of the Company, and the ability and willingness of the other Waterberg JV Co. shareholders, to satisfy required funding obligations is uncertain.

        The Company has agreed in the Mnombo shareholders' agreement to fund Mnombo's pro rata share of costs through the completion of the DFS. The ability of Mnombo to repay the Company for advances as at August 31, 2017 of approximately Rand 25.43 million (approximately US$1.9 million as at fiscal year end August 31, 2017) or to fund future investment in the Waterberg Project following the expiration of the Company's contractual obligation may be uncertain. If the Company fails to fund Mnombo's future capital obligations for the Waterberg Project, Mnombo may be required to obtain funding from alternative sources, which may not be available on favorable terms, or at all. If Mnombo is unable to fund its share of such work, this may delay project expenditures and may result in dilution of Mnombo's interest in the Waterberg Project and require the sale of the diluted interests to another qualified BEE entity.

        Because the development of the Company's projects depends on the ability to finance further operations, any inability of the Company or one or more of the other shareholders of Waterberg JV Co. or Mnombo to fund its respective funding obligations and cash calls in the future could require the other parties, including the Company, to increase their funding of the project, which they may be unwilling or unable to do on a timely and commercially reasonable basis, or at all. At the Maseve Mine, the Company was adversely affected by the failure of Africa Wide to satisfy its pro rata share of funding. The occurrence of the foregoing, the failure of any shareholder, including the Company, to increase their funding as required to cover any shortfall, as well as any dilution of the Company's interests in its ventures as a result of its own failure to satisfy a cash call, may have a material adverse effect on the Company's business and results of operations.

Any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo or the former shareholders of Maseve could materially and adversely affect the Company's business.

        The Company participates in corporatized joint ventures and may enter into other joint ventures and similar arrangements in the future. Until the closing of the Maseve Sale Transaction, PTM RSA was a party to the Maseve shareholders' agreement related to the exploration and development of Project 1 and Project 3. In addition, PTM RSA is also a party to the Waterberg Project shareholders' agreement. PTM RSA is also a 49.9% shareholder of Mnombo and the relationship among the shareholders of Mnombo is governed by the Mnombo shareholders' agreement. Any dispute or disagreement with another shareholder or joint venture partner, any change in the identity, management or strategic direction of another shareholder or joint venture partner, or any disagreement among the Mnombo shareholders, including with respect to Mnombo's role in the Waterberg Project, could materially adversely affect the Company's business and results of operations. If a dispute arises between the Company and another shareholder or joint venture partner or the other Mnombo shareholders that cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect the Company's business and results of operations.

Completion of a DFS for the Waterberg Project is subject to economic analysis requirements.

        Completion of a DFS for the Waterberg Project is subject to completion of a positive economic analysis of the mineral deposit. No assurance can be provided that such analysis will be positive.

If the Company is unable to retain key members of management, the Company's business might be harmed.

        The Company's development to date has depended, and in the future, will continue to depend, on the efforts of its senior management including: R. Michael Jones, President and Chief Executive Officer and a director of the Company; and Frank R. Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company. The Company currently does not, and does not intend to, have key person insurance for these individuals. Departures by members of senior management could have a negative impact on the Company's business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all. The loss of any member of the senior management team could impair the Company's ability to execute its business plan and could therefore have a material adverse effect on the Company's business, results of operations and financial condition.

If the Company is unable to procure the services of skilled and experienced personnel, the Company's business might be harmed.

        There is currently a shortage of skilled and experienced personnel in the mining industry in South Africa. The competition for skilled and experienced employees is exacerbated by the fact that mining companies operating in South Africa are legally obliged to recruit and retain historically disadvantaged South Africans ("HDSAs") or black people, as defined respectively by the MPRDA and the Broad-Based Black Economic Empowerment Act, 2003 ("BEE Act"), and women with the relevant skills and experience at levels that meet the transformation objectives set out in the MPRDA and the Mining Charter. If the Company is unable to attract and retain sufficiently trained, skilled or experienced personnel, its business may suffer, and it may experience significantly higher staff or contractor costs, which could have a material adverse effect on its business, results of operations and financial condition.

Conflicts of interest may arise among the Company's officers and directors as a result of their involvement with other mineral resource companies.

        Certain of the Company's officers and directors are, and others may become, associated with other natural resource companies that acquire interests in mineral properties. R. Michael Jones, President and Chief Executive Officer and a director of the Company, is also the President and Chief Executive Officer and a director of West Kirkland Mining Inc. ("WKM"), a public company with mineral exploration properties in Ontario and Nevada, and a director of Nextraction Energy Corp. ("NE"), a public company with oil properties in Wyoming. Frank Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company, is also a director, Chief Financial Officer and Corporate Secretary of WKM, and a director of NE. Diana Walters, a director of the Company, was formerly an executive officer of LMM, a significant shareholder of the Company and the lender under the LMM Facility.

        Such associations may give rise to conflicts of interest from time to time. As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company's financial position. The Company's directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.

The Company may become subject to litigation and other legal proceedings that may adversely affect the Company's financial condition and results of operations.

        All companies are subject to legal claims, with and without merit. The Company's operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, other shareholders in corporatized joint ventures, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation and other legal proceedings that the Company may be involved in the future, particularly regulatory actions, is difficult to assess or quantify. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from the time and effort of the Company's management and could force the Company to pay substantial legal fees. There can be no assurance that the resolution of any particular legal proceeding will not have an adverse effect on the Company's financial position and results of operations.

An actual or alleged breach or breaches in governance processes or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, loss of licenses or permits and may damage the Company's reputation.

        The Company is subject to anti-corruption laws and regulations, including the Canadian Corruption of Foreign Public Officials Act and certain restrictions applicable to U.S. reporting companies imposed by the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar anti-corruption and anti-bribery laws in South Africa, which generally prohibit companies from bribing or making other prohibited payments to foreign public officials in order to obtain or retain an advantage in the course of business. The Company's Code of Business Conduct and Ethics, among other governance and compliance processes, may not prevent instances of fraudulent behavior and dishonesty nor guarantee compliance with legal and regulatory requirements. The Company is particularly exposed to the potential for corruption and bribery owing to the financial scale of the mining business in South Africa. In March 2014, the Organisation for Economic Cooperation and Development ("OECD") released its Phase 3 Report on Implementing the OECD Anti-Bribery Convention in South Africa, criticizing South Africa for failing to enforce the anti-bribery convention to which it has been a signatory since 2007. The absence of enforcement of corporate liability for foreign bribery coincides with recent growth in corporate activity in South Africa's economic environment. Allegations of bribery, improper personal influence or officials holding simultaneous business interests have been linked in recent years to the highest levels of the South African government. To the extent that the Company suffers from any actual or alleged breach or breaches of relevant laws, including South African anti-bribery and corruption legislation, it may lead to regulatory and civil fines, litigation, public and private censure and loss of operating licenses or permits and may damage the Company's reputation. The occurrence of any of these events could have an adverse effect on the Company's business, financial condition and results of operations.

The Company may become subject to the requirements of the Investment Company Act, which would limit or alter the Company's business operations and may require the Company to spend significant resources, or dissolve, to comply with such act.

        The Investment Company Act generally defines an "investment company" to include, subject to certain exceptions, an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the issuer's unconsolidated assets, excluding cash items and securities issued by the U.S. federal government. The Company believes that it is not an investment company and is not subject to the Investment Company Act. However, recent and future transactions that affect the Company's assets, operations and sources of income and loss, including any exercise of the Purchase and Development Option, may raise the risk that the Company could be deemed an investment company.

        The Company has obtained no formal determination from the SEC as to its status under the Investment Company Act but the Company may in the future determine that it is necessary or desirable to seek an exemptive order from the SEC that it is not deemed to be an investment company. There can be no assurance that the SEC would agree with the Company that it is not an investment company and the SEC may make a contrary determination with respect to the Company's status as an investment company. If an SEC exemptive order were unavailable, the Company may be required to liquidate or dispose of certain assets, including its interests in Waterberg JV Co., or otherwise alter its business plans or activities.

        If the Company is deemed to be an investment company, the Company would be required to register as an investment company under the Investment Company Act, pursuant to which the Company would incur significant registration and compliance costs, which is unlikely to be feasible for the Company. In addition, a non-U.S. company such as the Company is not permitted to register under the Investment Company Act absent an order from the SEC, which may not be available. If the Company were deemed to be an investment company and it failed to register under the Investment Company Act, it would be subject to significant legal restrictions, including being prohibited from engaging in the following activities, except where incidental to the Company's dissolution: offering or selling any security or any interest in a security; purchasing, redeeming, retiring or otherwise acquiring any security or any interest in a security; controlling an investment company that engages in any of these activities; engaging in any business in interstate commerce; or controlling any company that is engaged in any business in interstate commerce. In addition, certain of the Company's contracts might not be enforceable and civil and criminal actions could be brought against the Company and related persons. As a result of this risk, the Company may be required to significantly limit or alter its business plans or activities.

Risks Related to the Mining Industry

Mining is inherently dangerous and is subject to conditions or events beyond the Company's control, which could have a material adverse effect on the Company's business.

        Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, cave-ins and mechanical equipment failure are inherent risks in the Company's mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company's mineral properties, severe damage to and destruction of the Company's property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company's exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents and the Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. Insurance against certain environmental risks is not generally available to the Company or to other companies within the mining industry.

        In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the

Company's operations. To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the cessation of certain of the Company's mining operations. If claims, lawsuits, governmental investigations or proceedings, including Section 54 notices, are resolved against the Company, the Company's financial performance, financial position and results of operations could be materially adversely affected.

The Company's prospecting and mining rights are subject to title risks.

        The Company's prospecting and mining rights may be subject to prior unregistered agreements, transfers, claims and title may be affected by undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditures relating to the property. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. These or other defects could adversely affect the Company's title to its properties or delay or increase the cost of the development of such prospecting and mining rights.

The Company is subject to significant governmental regulation.

        The Company's operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

  •
  environmental protection;

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  management and use of hazardous and toxic substances and explosives;

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  management of tailings and other waste generated by the Company's operations;

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  management of natural resources;

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  exploration, development of mines, production and post-closure reclamation;

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  exports and, in South Africa, potential local beneficiation quotas;

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  price controls;

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  taxation;

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  regulations concerning business dealings with local communities;

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  labour standards, BEE laws and regulations and occupational health and safety, including mine safety; and

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  historic and cultural preservation.

        Failure to comply with applicable laws and regulations may result in civil or criminal fines or administrative penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, installation of additional equipment, remedial actions or recovery of costs if the authorities attend to remediation of any environmental pollution or degradation, any of which could result in the Company incurring significant expenditures. Environmental non-profit organizations have become particularly vigilant in South Africa and focus on the mining sector. Several such organizations have recently instituted actions against mining companies. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company's operations and delays in the development of the Company's properties.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

        Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available or may require long lead time orders. A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company's operations and financial results.

        Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants that affect capital and operating costs. At the Waterberg Project, additional infrastructure will be required prior to commencement of mining. The establishment and maintenance of infrastructure, and services are subject to a number of risks, including risks related to the availability of equipment and materials, inflation, cost overruns and delays, political opposition and reliance upon third parties, many of which are outside the Company's control. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development or ongoing operation of the Company's projects.

        Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining. The Company has not secured any surface rights at the Waterberg Project other than those access rights legislated by the MPRDA. If a decision is made to develop the Waterberg Project, or other projects in which the Company has yet to secure adequate surface or access rights, the Company will need to secure such rights. No assurances can be provided that the Company will be able to secure required surface or access rights on favorable terms, or at all. Any failure by the Company to secure surface or access rights could prevent or delay development of the Company's projects.

The Company's operations are subject to environmental laws and regulations that may increase the Company's costs of doing business and restrict its operations.

        Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility and potential liability for companies and their officers, directors, employees and, potentially, shareholders. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company's operations. Environmental hazards may exist on the Company's properties which are unknown at present and which have been caused by previous or existing owners or operators for which the Company could be held liable. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company's operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more onerous. See "South African Regulatory Framework — Environment" in the Form 20-F and the AIF.

        Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Environmental hazards may exist on the Company's properties that are unknown at the present time, and that may have been caused by previous owners or operators or that may have occurred naturally. These hazards, as well as any pollution caused by the Company's mining activities, may give rise to significant financial obligations in the future and such obligations could have a material adverse effect on the Company's financial performance.

The mineral exploration industry is extremely competitive.

        The resource industry is intensely competitive in all of its phases. Much of the Company's competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, and that may have newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company's ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

        The Company's current and anticipated future operations, including further exploration, development activities and commencement of commercial production on the Company's properties, require permits from various national, provincial, territorial and local governmental authorities in the countries in which the Company's properties are located. Compliance with the applicable environmental legislation, permits and land use consents is required on an ongoing basis, and the requirements under such legislation, permits and consents are evolving rapidly and imposing additional requirements. The Waterberg Project prospecting rights issued by the South African Department of Mineral Resources ("DMR") are also subject to land use consents and compliance with applicable legislation on an ongoing basis.

        In addition, the duration and success of efforts to obtain, amend and renew permits are contingent upon many variables not within the Company's control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could also affect the permitting timeline of the Company's various projects. Other factors that could affect the permitting timeline include the number of other large-scale projects currently in a more advanced stage of development, which could slow down the review process, and significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all the Company's projects.

Risks of Doing Business in South Africa

Any adverse decision in respect of the Company's mineral rights and projects in South Africa under the MPRDA could materially affect the Company's projects in South Africa.

        With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa. All prospecting and mining licenses and claims granted in terms of any prior legislation became known as the "old order rights". All prospecting and mining rights granted in terms of the MPRDA are "new order rights". The treatment of new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the MPRDA may adversely affect title to the Company's mineral rights in South Africa, which could stop, materially delay or restrict the Company from proceeding with its exploration and development activities or any future mining operations.

        A wide range of factors and principles must be taken into account by the Minister of Mineral Resources when considering applications for new order rights. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation, whether the applicant holds an environmental authorization and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of HDSAs in the mining industry. All the Company's current prospecting rights are new order rights.

        The assessment of some of the provisions of the MPRDA or the Mining Charter may be subjective and is dependent upon the views of the DMR as to whether the Company is in compliance. The Waterberg Social and Labour Plan, for instance, will contain both quantitative and qualitative goals, targets and commitments relating to the Company's obligations to its employees and community residents, the achievement of some of which are not exclusively within the Company's control.

        The Minister has the discretion to cancel or suspend mining rights under Section 47(1) of the MPRDA as a consequence of the Company's non-compliance with the MPRDA, environmental legislation, the terms of its prospecting or mining rights or if mining is not progressing optimally. The Section 47 process involves multiple, successive stages which include granting the Company a reasonable opportunity to show why its rights should not be cancelled or suspended. Pursuant to the terms of the provisions of Section 6(2)(e)(iii) of the Promotion of Administrative Justice Act, No. 3 of 2000 ("PAJA") read with Section 6 of the MPRDA, the Minister can direct the Company to take remedial measures. If such remedial measures are not taken, the Minister must again give the Company a reasonable opportunity to make representations as to why such remedial measures were not taken. The Minister must then properly consider the Company's further representations (which considerations must also comply with PAJA) and only then is the Minister entitled to cancel or suspend a mining right. Any such cancellation or suspension will be subject to judicial review if it is not in compliance with the MPRDA or PAJA, or it is not lawful, reasonable and procedurally fair under Section 33(1) of the South African Constitution.

        Failure by the Company to meet its obligations in relation to its prospecting or mining rights or the Mining Charter could lead to the suspension or cancellation of such rights and the suspension of the Company's other rights, which would have a material adverse effect on the Company's business, financial condition and results of operations.

The failure to maintain or increase equity participation by HDSAs in the Company's prospecting and mining operations could adversely affect the Company's ability to maintain its prospecting and mining rights.

        The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of HDSAs, including the MPRDA, the BEE Act and the Mining Charter. To ensure that socioeconomic strategies are implemented, the MPRDA provides for empowerment targets consistent with the objectives of the MPRDA to be codified in the Mining Charter.

        The South African government awards procurement contracts, quotas, licenses, permits and prospecting and mining rights based on numerous factors, including the degree of HDSA ownership. The MPRDA and Mining Charter contain provisions relating to the economic empowerment of HDSAs. One of the requirements which must be met before the DMR will issue a prospecting right or mining right is that an applicant must facilitate equity participation by HDSAs in the prospecting and mining operations which result from the granting of the relevant rights. As a matter of stated policy, the DMR requires a minimum of 26% HDSA ownership for the grant of applications for prospecting and mining rights. The Mining Charter required a minimum of 26% HDSA ownership by December 31, 2014.

        The Company has sought to satisfy the foregoing requirements by partnering, at the operating company level, with companies demonstrating 26% HDSA ownership. The Company has partnered with Mnombo in respect to the Waterberg Project and for the prospecting rights.

        The Company is satisfied that Mnombo is majority-owned by HDSAs. The contractual arrangements between Mnombo, the Company and the HDSAs require the HDSAs to maintain a minimum level of HDSA ownership in Mnombo of more than 50%. However, if at any time Mnombo becomes a company that is not majority owned by HDSAs, the ownership structure of the Waterberg Project and the prospecting rights and applications over the Waterberg Project may be deemed not to satisfy HDSA requirements.

        As the Company has historically partnered with BEE groups or companies that were HDSA-controlled at the time on all of its material projects in South Africa at a level of 26% at an operating or project level it relied, in regard to the Maseve Mine, upon the continuing consequences of such transactions (the so-called "once empowered, always empowered" principle) for ownership compliance with the Mining Charter.

        The Company's reliance on the once empowered, always empowered principle was validated in a High Court judgement of April 4, 2018. The court found that once the Minister or his delegate is satisfied under the terms of section 23(1)(h) of the MPRDA that the grant of a mining right applied for under the terms of section 22 of the MPRDA will further the objects referred to in sections 2(d) and (f) of the MPRDA in accordance with "the Charter referred to in section 100", and has granted the mining right applied for, the holder thereof is not thereafter legally obliged to restore the percentage ownership (howsoever measured, inter alia wholly or partially by attributable units of South African production) controlled by HDSAs to the 26% target referred in the original Mining Charter of 2004 or the current Mining Charter, where such percentage falls below 26%, unless such obligation is specified as an obligation in the terms and conditions stated in the right, as referred to in section 23(6) of the MPRDA.

        On April 15, 2017, the Minister of Mineral Resources announced the implementation of the Revised Broad Based Black-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2016 ("Mining Charter III") which superseded the Mining Charter and set out new and revised targets to be achieved by mining companies, the most pertinent of these being the revised BEE ownership shareholding requirements for both prospecting and mining rights holders. Mining Charter III provides revised ownership structures for mining rights holders, and new prospecting rights holders respectively. Under Mining Charter III, new prospecting rights holders will be required to apportion a minimum of 50% + 1 Black Persons (which includes African, Coloured and Indian persons who are citizens of the Republic of South Africa, or a juristic person managed and controlled by such persons) shareholding which shareholding shall include voting rights, per prospecting right or in the company which holds the right. New mining rights holders will be required to have a minimum 30% Black Person shareholding (a 4% increase from the previously required 26%) which shall include economic interest plus a corresponding percentage of voting rights, per right or in the mining company which holds the right.

        The 30% Black Person shareholding for holders of mining rights will be required to be apportioned in the following manner whereby a minimum of (i) 8% of the total issued shares of the holder shall be issued to employee share ownership schemes (or any similar employee scheme structure); (ii) 8% of the total issued shares of the holder shall be issued to mine communities (or in the form of a community trust); and (iii) 14% of the total issued shares of the holder shall be issued to BEE entrepreneurs. Holders who have already attained 30% BEE shareholding are not required to apportion their existing BEE shareholding in accordance with the prescripts of the Mining Charter III. Furthermore, holders who have attained 26% BEE shareholding are required to increase to 30% BEE shareholding within the transitional period of 12 months from the date of publication of Mining Charter III (being April 15, 2017) but will also not be required to restructure and apportion their BEE shareholding across a broader base.

        Mining Charter III also required that mining companies contribute 1% of their gross turnover from operations to an agency to be formed, called the Mining Transformation and Development Agency, and stipulated significant increases in HDSA participation in all levels of management and increased procurement from HDSA controlled companies.

        Following the announcement of the Mining Charter III, the Chamber of Mines applied to have the High Court of South Africa review the document on the basis of constitutional, procedural and administrative irregularities. The implementation of Mining Charter III has since been suspended. This comes after the Minister of Mineral Resources gave a written undertaking that it would not be implemented until the review application was heard before the full bench of the High Court of South Africa. The matter was to be heard in December 2017 over two days, but the parties agreed that two days was insufficient and agreed to postpone the hearing to February 19 to 21, 2018. The newly appointed president of South Africa, Cyril Ramaphosa, personally engaged with the Chamber of Mines, which engagement resulted in the scheduled court hearing date of February 19, 2018 being further postponed. The president has assured the Chamber of Mines that there will be proper consultation with the mining industry in regard to Mining Charter III. As a result, the effect of the revised targets and provisions contained in Mining Charter III are suspended until the High Court of South Africa makes a final ruling or until agreement is reached between the government and the mining industry on the content of this charter. No new hearing date has been set.

        The Waterberg Project shareholders' agreement confirms the principles of BEE compliance and contemplates the potential transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value in certain circumstances, including a change in law or imposition of a requirement upon Waterberg JV Co. In certain circumstances, Mnombo may be diluted with equity transferred or issued to different black empowerment shareholders.

        Subject to conditions contained in the Company's prospecting and mining rights, the Company may be required to obtain approval from the DMR prior to undergoing any change in its empowerment status under the Mining Charter. In addition, if Waterberg JV Co is found to be in non-compliance with the requirements of the Mining Charter and other BEE regulations, including failure to retain the requisite level of HDSA ownership, the Waterberg mining right application, due to be filed in the second calendar quarter of 2018, may be delayed or refused until such non-compliance is remedied.

        In addition, there have been a number of proposals made at governmental level in South Africa regarding amendments and clarifications to the methodology for determining HDSA ownership and control of mining businesses, including the Mineral and Petroleum Resources Development Amendment Bill, 2013, which create greater uncertainty in measuring the Company's progress towards, and compliance with, its commitments under the Mining Charter and other BEE regulations. If implemented, any of these proposals could result in, among other things, stricter criteria for qualification as an HDSA investor.

        The Company is obliged to report on its compliance with the Mining Charter, including its percentage of HDSA shareholding, to the DMR on an annual basis.

        If the Company is required to increase the percentage of HDSA ownership in any of its operating companies or projects, the Company's interests may be diluted. In addition, it is possible that any such transactions or plans may need to be executed at a discount to the proper economic value of the Company's operating assets or it may also prove necessary for the Company to provide vendor financing or other support in respect of some or all of the consideration, which may be on non-commercial terms.

        Currently, the South African Department of Trade and Industry is responsible for leading government action on the implementation of BEE initiatives under the auspices of the BEE Act and the BEE Codes of Good Practice (the "Generic BEE Codes"), while certain industries have their own transformation charters administered by the relevant government department (in this case, the DMR). The Broad-Based Black Economic Empowerment Amendment Act, No. 46 of 2013 ("BEE Amendment Act") came into operation on October 24, 2014. Among other matters, the BEE Amendment Act, through section 3(2), amends the BEE Act to make the BEE Act the overriding legislation in South Africa with regard to BEE requirements (the "Trumping Provision") and will require all governmental bodies to apply the Generic BEE Codes or other relevant code of good practice when procuring goods and services or issuing licenses or other authorizations under any other laws, and penalize fronting or misrepresentation of BEE information. The Trumping Provision came into effect on October 24, 2015. On October 30, 2015, the South African Minister of Trade and Industry exempted the DMR from applying the Trumping Provision for a period of twelve months on the basis that the alignment of the Mining Charter with the BEE Act and the Generic BEE Codes was an ongoing process. Mining Charter III purported to align the Mining Charter with the Generic BEE Codes. The Trumping Provision expired on October 31, 2016 and no new application for exemption was made. Mining Charter III has been suspended in its operation pending the outcome of litigation between the DMR and the Chamber of Mines, alternatively until consensus on the content of Mining Charter III has been reached between the government and the Chamber of Mines. Generally speaking, the amended Generic BEE Codes will make BEE-compliance more onerous to achieve. The DMR and industry bodies are aware of the implications of the Trumping Provision. Notwithstanding that there has been no further extension of the exemption in respect of the Trumping Provision, to date, the DMR continues to apply the provisions of the Mining Charter and not the Generic BEE Codes. See "South African Regulatory Framework — Black Economic Empowerment in the South African Mining Industry" and "— Mining Charter" in the Form 20-F and the AIF.

        The Generic BEE Codes will require Mnombo to be 51% held and controlled by HDSAs to qualify it as a "black-controlled company" and hence a qualified BEE entity. Mnombo is presently 50.1% owned and controlled by HDSAs.

        If the Company is unable to achieve or maintain its empowered status under the Mining Charter or comply with any other BEE regulations or policies, it may not be able to maintain its existing prospecting and mining rights and/or acquire any new rights and therefore would be obliged to suspend or dispose of some or all of its operations in South Africa, which would likely have a material adverse effect on the Company's business, financial condition and results of operations.

Socio-economic instability in South Africa or regionally, including the risk of resource nationalism, may have an adverse effect on the Company's operations and profits.

        The Company has ownership interests in a significant project in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. Downgrades, and potential further downgrades, to South Africa's sovereign currency ratings by international ratings agencies would likely adversely affect the value of the Rand relative to the Canadian or U.S. Dollar. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company's South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity. The Company also faces a number of risks from deliberate, malicious or criminal acts relating to these inequalities, including theft, fraud, bribery and corruption. On February 15, 2018 the new president of South Africa was inaugurated. He has vowed to take a hard line against graft, corruption and government excesses.

        The Company is also subject to the risk of resource nationalism, which encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in natural resources, with or without compensation. Although wholesale nationalization was rejected by the ruling party, the African National Congress (the "ANC"), leading into the 2014 national elections, a resolution adopted by the ANC on nationalization calls for state intervention in the economy, including "state ownership". A wide range of stakeholders have proposed ways in which the State could extract greater economic value from the South African mining industry. A call for resource nationalization has also been made by the Economic Freedom Fighters, a political party under the leadership of Julius Malema.

        The Company cannot predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country's inequalities. Actions taken by the South African government, or by its people without the sanction of law, could have a material adverse effect on the Company's business. Furthermore, there has been regional, political and economic instability in countries north of South Africa, which may affect South Africa. Such factors may have a negative impact on the Company's ability to own, operate and manage its South African mining projects.

Labour disruptions and increased labour costs could have an adverse effect on the Company's results of operations and financial condition.

        Although the Company's employees are not unionized at this time, trade unions could have a significant impact on the Company's labour relations, as well as on social and political reforms. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the Company's operations, particularly where the labour force is unionized. Labour disruptions may be used to advocate labour, political or social goals in the future. For example, labour disruptions may occur in sympathy with strikes or labour unrest in other sectors of the economy. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. Disruptions in the Company's business due to strikes or further developments in South African labour laws may increase the Company's costs or alter its relationship with its employees and trade unions, which may have an adverse effect on the Company's financial condition and operations. South Africa has recently experienced widespread illegal strikes and violence.

Changes in South African State royalties where many of the Company's mineral reserves are located could have an adverse effect on the Company's results of operations and its financial condition.

        The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 (the "Royalty Act") effectively came into operation on May 1, 2009. The Royalty Act establishes a variable royalty rate regime, in which the prevailing royalty rate for the year of assessment is assessed against the gross sales of the extractor during the year. The royalty rate is calculated based on the profitability of the mine (earnings before interest and taxes) and varies depending on whether the mineral is transferred in refined or unrefined form. For mineral resources transferred in unrefined form, the minimum royalty rate is 0.5% of gross sales and the maximum royalty rate is 7% of gross sales. For mineral resources transferred in refined form, the maximum royalty rate is 5% of gross sales. The royalty will be a tax-deductible expense. The royalty becomes payable when the mineral resource is "transferred," which refers to the disposal of a mineral resource, the export of a mineral resource or the consumption, theft, destruction or loss of a mineral resource. The Royalty Act allows the holder of a mining right to enter into an agreement with the tax authorities to fix the percentage royalty that will be payable in respect of all mining operations carried out in respect of that resource for as long as the extractor holds the right. The holder of a mining right may withdraw from such agreement at any time.

        The feasibility studies covering the Company's South African projects made certain assumptions related to the expected royalty rates under the Royalty Act. If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the Royalty Act differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company's projects in South Africa, as well as on the Company's prospects, financial condition and results of operations.

Interruptions, shortages or cuts in the supply of electricity or water could lead to disruptions in the Company's operations.

        The Company procures all of the electricity necessary for its operations from ESKOM Holdings Limited ("ESKOM"), South Africa's state-owned electricity utility, and no significant alternative sources of supply are available to it. ESKOM has suffered from prolonged underinvestment in new generating capacity which, combined with increased demand, led to a period of electricity shortages. ESKOM has grown its electricity capacity and supply, increasing access to electricity in South Africa, in recent years. Since 2008, ESKOM has invested heavily in new base load power generation capacity. Its principal project, a power station known as Medupi, has been subject to delays, with the last unit scheduled for commissioning in 2019. ESKOM is heavily dependent on coal to fuel its electricity plants. Accordingly, if coal mining companies experience labour unrest or disruptions to production (which have occurred historically in South Africa, including a coal strike by approximately 30,000 National Union of Mineworkers members which lasted for approximately one week in October 2015), or if heavy rains, particularly during the summer months in South Africa, adversely impact coal production or coal supplies, ESKOM may have difficulty supplying sufficient electricity supply to the Company.

        The Company is dependent on the availability of water in its areas of operations. Shifting rainfall patterns and increasing demands on the existing water supply have caused water shortages in the Company's areas of operations.

        If electricity or water supplies are insufficient or unreliable, the Company may be unable to operate as anticipated, which may disrupt the Company's operations and prospects.

Characteristics of and changes in the tax systems in South Africa could materially adversely affect the Company's business, financial condition and results of operations.

        The Company's subsidiaries pay different types of governmental taxes in South Africa, including corporation tax, payroll taxes, VAT, state royalties, various forms of duties, dividend withholding tax and interest withholding tax. The tax regime in South Africa is subject to change.

        After having published a number of papers on the introduction of a carbon tax, the South African government released the Second Draft Carbon Tax Bill 2017 (the "Bill") published in December 2017, together with an Explanatory Memorandum in respect of the Bill (the "Explanatory Memorandum"). The Bill was open for comment until March 9, 2018 and is now being considered by the South African Parliament.

        In his 2018 Budget Speech, the South African Minister of Finance announced that carbon tax will be implemented from January 1, 2019.

        In terms of the Paris Agreement under the United Nations Framework Convention on Climate Change, South Africa's greenhouse gas ("GHG") emissions are said to firstly peak from the period 2020 until 2025, then plateau from the period 2025 until 2035, whereafter GHG emissions are said to decline from 2036. The introduction of carbon tax will also take place in a phased manner, which allows for developmental challenges faced by South Africa, encourages investment in more energy efficient technology and ensures that South Africa's competitiveness is not being compromised.

        The South African national treasury noted in the Explanatory Memorandum that the impact of the first phase has been designed to be revenue-neutral, and revenues will be recycled by way of reducing the current electricity generation levy, credit rebate for the renewable energy premium, as well as a tax incentive for energy efficiency savings.

        Section 5 of the Bill proposes that the rate of carbon tax will be R120 per ton of carbon dioxide (CO2e) above the tax-free allowances, with an annual increase of the consumer price inflation plus 2% until 31 December 2022. Following 31 December 2022, the rate of the increase is required to be made in line with inflation as determined by Statistics South Africa going forward.

        Sections 7 to 13 of the Bill allows for the following tax-free allowances which were extensively considered following the publication of the First Draft Carbon Tax Bill 2015 (First Bill), and commented upon in the 2015 First Bill Response Document:

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  basic allowance for fuel combustible emissions of 60%;

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  allowance for industrial process emissions of 10%;

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  allowance in respect of fugitive emissions of 10%;

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  trade exposure allowance of up to a maximum of 10%;

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  performance allowance not exceeding 5% of the total GHG emissions of the taxpayer;

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  carbon budget allowance of 5% for companies who have a carbon budget, which means a limit on total GHG emissions from a specific company, within a specific period of time; and

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  carbon offset allowance of either 5% or 10%.

        A taxpayer is only entitled to receive the sum of the allowances mentioned above in respect of a tax period to the extent that the sum of the allowances does not exceed 95% of the total GHG emissions.

        Taking into account the tax-free thresholds, this would imply that an initial effective carbon tax rate will be as low as R6 to R48 per ton CO2e.

        The ANC held a policy conference in June 2012 at which the "State Intervention in the Minerals Sector" report (the "SIMS Report") commissioned by the ANC was debated. The SIMS Report includes a proposal for a super tax of 50% of all profits above a 15% return on investment, which would apply in respect of all metals and minerals. If a super tax is implemented, the Company may realize lower after-tax profits and cash flows from its current mining operations and may decide not to pursue certain new projects, as such a tax could render these opportunities uneconomic.

        It is also possible that the Company could become subject to taxation in South Africa that is not currently anticipated, which could have a material adverse effect on its business, financial condition and results of operations.

Community relations may affect the Company's business.

        Maintaining community support through a positive relationship with the communities in which the Company operates is critical to continuing successful exploration and development. As a business in the mining industry, the Company may come under pressure in the jurisdictions in which it explores or develops, to demonstrate that other stakeholders benefit and will continue to benefit from the Company's commercial activities. The Company may face opposition with respect to its current and future development and exploration projects which could materially adversely affect its business, results of operations, financial condition and Common Share price.

South African foreign exchange controls may limit repatriation of profits.

        The Company will need to repatriate funds from its foreign subsidiaries to fulfill its business plans and make payments on the LMM Facility. Since commencing business in South Africa, the Company has loaned or invested approximately CAN$917.4 million as at February 28, 2018 into PTM RSA in South Africa. The Company obtained approval from the SARB in advance for its investments into South Africa. The Company anticipates that it will loan the majority of the proceeds from an offering to PTM RSA with the advance approval of the SARB. Although the Company is not aware of any law or regulation that would prevent the repatriation of funds it has loaned or invested into South Africa back to the Company in Canada, no assurance can be given that the Company will be able to repatriate funds back to Canada in a timely manner or without incurring tax payments or other costs when doing so, due to legal restrictions or tax requirements at local subsidiary levels or at the parent company level, which costs could be material.

        South Africa's exchange control regulations restrict the export of capital from South Africa. Although the Company is not itself subject to South African exchange control regulations, these regulations do restrict the ability of the Company's South African subsidiaries to raise and deploy capital outside the country, to borrow money in currencies other than the Rand and to hold foreign currency. Exchange control regulations could make it difficult for the Company's South African subsidiaries to: (a) export capital from South Africa; (b) hold foreign currency or incur indebtedness denominated in foreign currencies without approval of the relevant South African exchange control authorities; (c) acquire an interest in a foreign venture without approval of the relevant South African exchange control authorities and compliance with certain investment criteria; and (d) repatriate to South Africa profits of foreign operations. While the South African government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the foreseeable future. There can be no assurance that restrictions on repatriation of earnings from South Africa will not be imposed on the Company in the future.

The Company's land in South Africa could be subject to land restitution claims which could impose significant costs and burdens.

        The Company's privately held land could be subject to land restitution claims under the Restitution of Land Rights Act, No. 22 of 1994, as amended (the "Land Claims Act") and the Restitution of Land Rights Amendment Act, No. 15 of 2014 ("Restitution Amendment Act"), which took effect on July 1, 2014. Under the Land Claims Act and the Restitution Amendment Act, any person who was dispossessed of rights in land in South Africa after June 19, 1913 as a result of past racially discriminatory laws or practices without payment of just and equitable compensation, and who (subject to the promulgation of further legislation) lodges a claim on or before June 30, 2019, is granted certain remedies. A successful claimant may be granted either return of the dispossessed land (referred to as "restoration") or equitable redress (which includes the granting of an appropriate right in alternative state-owned land, payment of compensation or "alternative relief"). If restoration is claimed, the Land Claims Act requires the feasibility of such restoration to be considered. Restoration of land may only be given in circumstances where a claimant can use the land productively with the feasibility of restoration dependent on the value of the property.

        The South African Minister of Rural Development and Land Reform may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Land Claims Act also entitles the South African Minister of Rural Development and Land Reform to acquire ownership of land by way of expropriation either for claimants who are entitled to restitution of land, or, in respect of land over which no claim has been lodged but the acquisition of which is directly related to or affected by such claim, will promote restitution of land to claimants or alternative relief. Expropriation would be subject to provisions of legislation and the South African Constitution which provide, in general, for just and equitable compensation.

        The Company has not been notified of any land claims to date over the Company's properties. There is no guarantee, however, that any of the Company's privately held land rights could not become subject to acquisition by the state without the Company's agreement, or that the Company would be adequately compensated for the loss of its land rights. Any such claims could have a negative impact on the Company's South African projects and therefore an adverse effect on its business, operating results and financial condition.

Risks Relating to the Company's Common Shares and the Warrants

The Company may be unable to comply with NYSE American and TSX continued listing standards and the Company's Common Shares may be delisted from the NYSE American and TSX equities markets, which would likely cause the liquidity and market price of the Common Shares to decline.

        The Company's Common Shares are currently listed on the NYSE American and the TSX. The Company is subject to the continued listing criteria of the NYSE American and the TSX and such exchanges will consider suspending dealings in, or delisting, securities of an issuer that does not meet its continued listing standards. In order to maintain the listings, the Company must maintain certain objective standards, such as share prices, shareholders' equity, market capitalization (generally US$50.0 million for the NYSE American) and, share distribution targets. On April 10, 2018, due in part to a decline in the Company's market capitalization on the NYSE American below US$50.0 million, the Company received a letter from the NYSE American stating that the Company is not in compliance with the continued listing standards set forth in Section 1003(a) of the Company Guide. This Offering is intended, in part, to increase the Company's market capitalization and to assist the Company in regaining compliance with the US$50.0 million market capitalization standard in Section 1003(a) of the Company Guide; however, the Company cannot assure you that it will satisfy this or the other continued listing requirements of the NYSE American following the completion of this Offering, or going forward, or that the Company's Common Shares will not be delisted from the NYSE American. In addition to objective standards, the NYSE American may delist the securities of any issuer, among other reasons, if the issuer sells or disposes of principal operating assets, ceases to be an operating company or has discontinued a substantial portion of its operations or business for any reason or the NYSE American otherwise determines that the securities are unsuitable for continued trading. The Company may be unable to comply with these standards.

        Delisting of the Common Shares may result in a breach or default under certain of the Company's agreements. Without limiting the foregoing, a TSX delisting would, and a NYSE American delisting may, result in a default (unless any required waivers could be obtained) under certain or all of the Company's outstanding indebtedness, which would have a material adverse impact on the Company. See "Risks Relating to the Company". A delisting of the Company's Common Shares from the NYSE American could subject the exercise of the Warrants in the United States to compliance with applicable state securities laws, which if not complied with may prevent a holder from exercising the Warrants. A delisting of the Company's Common Shares could also adversely affect the Company's reputation, the Company's ability to raise funds through the sale of equity or securities convertible into equity and the terms of any such financing, the liquidity and market price of the Company's Common Shares and the Warrants and the ability of broker-dealers to purchase the Common Shares and Warrants.

The Company may be required to complete a consolidation of its outstanding Common Shares in order to meet the listing requirements of the NYSE American.

        The Company may be required to complete a consolidation or reverse split of its outstanding Common Shares in order to meet the listing requirements of the NYSE American. Pursuant to Section 1003(f)(v) of the NYSE American Company Guide, the NYSE American could take action to delist the Company's Common Shares in the event that the Company's Common Shares trade at levels viewed as abnormally low for a substantial period of time. The Company may be required to complete a share consolidation in order to achieve the requisite increase in the market price of its Common Shares to be in compliance with the minimum price requirements of the NYSE American. The Company cannot be certain that the market price of its Common

Shares following any share consolidation will remain at the level required for the period of time required for listing or for continuing compliance with that requirement. A share consolidation may be viewed negatively by the market and could lead to a decrease in the Company's overall market capitalization. If the per share market price does not increase proportionately as a result of any share consolidation, then the value of the Company as measured by market capitalization could be reduced significantly. If the Company successfully completes a share consolidation, it would significantly reduce the number of Common Shares of the Company that are outstanding, and the liquidity of the Company's Common Shares could be adversely affected.

The Company has never paid dividends and does not expect to do so in the foreseeable future.

        The Company has not paid any dividends since incorporation and it has no plans to pay dividends in the foreseeable future. The Company's directors will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. In addition, the Company's ability to declare and pay dividends may be affected by the South African government's exchange controls. See "South African Regulatory Framework — Exchange Control" in the Form 20-F and the AIF.

The Common Share price has been volatile in recent years.

        In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development-stage mining companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The Common Share price has experienced a high level of volatility, for example, from January 1, 2017 to May 2, 2018, the closing price of the Common Shares has ranged from a high of C$3.07 to a low of C$0.24 on the TSX and a high of US$2.32 and a low of US$0.185 on the NYSE American. There can be no assurance that continual fluctuations in price will not occur.

        The factors influencing such volatility include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Company's Common Shares is also likely to be significantly affected by short term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company's financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Company's Common Shares and other securities include the following:

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  the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities;

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  lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company;

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  changes to South African laws and regulations might have a negative effect on the development prospects, timelines or relationships for the Company's material properties;

  •
  the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; and

  •
  a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from an exchange, further reducing market liquidity.

        Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

The Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

        Global financial conditions continue to be characterized by extreme volatility. In recent years, global markets have been adversely impacted by the credit crisis that began in 2008, the European debt crisis and significant fluctuations in fuel and energy costs and metals prices. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company's growth and profitability. Future economic shocks may be precipitated by a number of causes, including debt crises, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets, health crises and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company's operations and financial condition could be adversely impacted.

There is no public market for the Warrants, and prospective investors may not be able to resell the Warrant Shares at or above the Warrant Exercise Price, if at all.

        The Warrants are exercisable at the Warrant Exercise Price and can be exercised prior to 4:00 p.m. (Vancouver time) on the Expiry Date. In the event the market price of the Common Shares does not exceed the Warrant Exercise Price during the period when the Warrants are exercisable, the Warrants may not have any value.

        Holders of the Warrants will have no rights as shareholders of the Company until they exercise the Warrants in accordance with their terms. Upon exercise of the Warrants, holders of the Warrant Shares deliverable on the exercise of such Warrants will be entitled to exercise the rights of a shareholder in respect of such Warrant Shares only in respect of matters for which the record date occurs after the exercise date.

        PTM has applied to list the Offered Shares and the Warrant Shares distributed hereunder, including any securities issuable on exercise of the Over-Allotment Option, on the TSX and NYSE American. PTM has also applied to list the Warrants distributed hereunder, including any Additional Warrants issuable on exercise of the Over-Allotment Option, on the TSX. Listing of these securities will be subject to PTM fulfilling all the listing requirements of the TSX and NYSE American, as applicable.

        Although the Company has applied to list the Warrants on the TSX, there is currently no market through which the Warrants may be sold and purchasers may not be able to sell such securities. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation.

The exercise of outstanding stock options and the issuance of Warrant Shares upon the exercise of the Warrants will result in dilution to the holders of Common Shares.

        The issuance of Common Shares upon the exercise of the Company's outstanding stock options and the issuance of Warrant Shares upon the exercise of the Warrants will result in dilution to the interests of shareholders, and may reduce the trading price of the Common Shares, including the Offered Shares and the Warrant Shares. As at the date of this Prospectus Supplement, there were 3,487,950 stock options and no Warrants outstanding. To the extent that these stock options or the Warrants are exercised, dilution to the interests of our shareholders will likely occur. Additional stock options and Warrants may be issued in the future. Exercises of these stock options or the Warrants, or even the potential of their exercise may have an adverse effect on the trading price of the Common Shares or the Warrants. The holders of stock options or Warrants are likely to exercise them at times when the market price of the Common Shares exceeds the exercise price of the securities. Accordingly, the issuance of Common Shares upon exercise of the stock options and Warrants will likely result in dilution of the equity represented by the then outstanding Common Shares held by other shareholders.

Future sales, conversion of senior subordinated notes or issuances of equity securities could decrease the value of the Common Shares, dilute investors' voting power and reduce the Company's earnings per share.

        The Company may sell equity securities in offerings (including through the sale of debt securities convertible into equity securities) and may issue additional equity securities in connection with indebtedness or to finance operations, exploration, development, acquisitions or other projects.

        On June 30, 2017 the Company issued US$20.0 million aggregate principal amount of convertible senior subordinated notes due 2022. The Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in Common Shares of the Company or a combination of cash and Common Shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted. Subject to certain exceptions, the Notes are convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, Common Shares, or a combination of cash and Common Shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in Common Shares.

        To date, the Company has paid interest under the Notes in Common Shares, and it may continue to do so. The Company cannot predict the timing or amount of conversions of Notes or the size or terms of future issuances of equity securities or securities convertible into equity securities or the effect, if any, that future issuances and sales of the securities will have on the market price of the Company's Common Shares. In addition, the conversion price of the Notes is subject to adjustment in certain circumstances. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to shareholders. Exercises of presently outstanding stock options may also result in dilution to shareholders.

        The board of directors of the Company has the authority to authorize certain offers and sales of securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures, including debt service, and growth, it is likely that the Company will issue securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price or the Offering Price.

        On May 3, 2018, the Company entered into the HCI Subscription Agreement providing for the sale to HCI or a subsidiary of HCI of 16,767,778 units, with each unit consisting of one Common Share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one Common Share at a price of US$0.24 per warrant share until the date that is 36 months following the HCI Private Placement Closing. Any exercise of such warrants may result in dilution to shareholders.

        Sales of substantial amounts of securities, or the availability of the securities for sale, could adversely affect the prevailing market prices for the securities and dilute investors' earnings per share. A decline in the market prices of the securities could impair the Company's ability to raise additional capital through the sale of additional securities should the Company desire to do so.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce.

        The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company, its directors and officers, and the experts named herein may be limited due to the fact that the Company is incorporated outside of the United States, a majority of such directors, officers, and experts reside outside of the United States and a substantial portion of the assets of the Company and said persons are located outside the United States. There is uncertainty as to whether foreign courts would: (a) enforce judgments of United States courts obtained against the Company, its directors and officers or the experts named herein predicated upon the civil liability provisions of the United States federal securities laws; or (b) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.

There may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires the securities of the Company.

        Certain adverse tax considerations may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the "foreign affiliate dumping" rules in the Income Tax Act (Canada) (the "Tax Act"). Such shareholders should consult their tax advisors with respect to the consequences of acquiring the securities.

The Company may be a "passive foreign investment company" for its current tax year and expects to be classified as a "passive foreign investment company" in future tax years, which may have adverse U.S. federal income tax consequences for U.S. investors.

        Potential investors in the Units who are U.S. taxpayers should be aware that the Company may be classified as a "passive foreign investment company" or "PFIC" for its current tax year ending August 31, 2018, and expects to be classified as a PFIC in future years. If the Company is a PFIC for any year during a U.S. taxpayer's holding period of Offered Shares, Warrants or Warrant Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Offered Shares, Warrants or Warrant Shares or any so-called "excess distribution" received on its Offered Shares and Warrant Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective"qualified electing fund" election (a "QEF Election") under Section 1295 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") or "mark-to-market" election (a "Mark-to-Market Election") under Section 1296 of the Code. Subject to certain limitations, such elections may be made with respect to the Offered Shares and Warrant Shares. A U.S. taxpayer may not make a QEF Election or Mark-to-Market Election with respect to the Warrants. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. taxpayers should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to their Offered Shares. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Offered Shares or Warrant Shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules." Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Offered Shares, Warrants and the Warrant Shares.

The Company is an "emerging growth company". The Company cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make the securities less attractive to investors, or whether its independent auditors will determine the Company's internal control over financial reporting to be effective when the Company ceases to be an "emerging growth company".

        The Company is an "emerging growth company," as defined in the U.S. Jumpstart Our Business Startups Act of 2012, and intends to take advantage of exemptions from various requirements that are applicable to other public companies that are emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 for so long as the Company is an emerging growth company. The Company cannot predict if investors will find the securities less attractive because the Company's independent auditors will not have attested to the effectiveness of the Company's internal controls. If some investors find the securities less attractive as a result of the Company's independent auditors not attesting to the effectiveness of the Company's internal controls or as a result of other exemptions that the Company may take advantage of, or if the Company's independent auditors do not determine the Company's internal control over financial reporting to be effective when the Company ceases to be an "emerging growth company", the trading market for the Company's securities and the value of the securities may be adversely affected.

CONSOLIDATED CAPITALIZATION

        The following table sets forth the consolidated capitalization of the Company as at February 28, 2018 on: (a) an actual basis; and (b) an as-adjusted basis to give effect to the completion of the Offering and the HCI Private Placement. This table should be read in conjunction with the Financial Statements. See "Documents Incorporated by Reference". Since February 28, 2018 there has been no material change in the share and loan capital of the Company, on a consolidated basis, other than as described in this Prospectus Supplement, the Prospectus, and the documents incorporated by reference herein and therein.

	As of February 28, 2018
	Actual	As Adjusted for the Offering and the HCI Private Placement(1)
	(US$ in thousands)
Cash and cash equivalents(2)	$1,023	$
Restricted Cash	$2,661		$2,661
Loans Payable	$102,698		$(3)
Convertible Notes	$15,681		$15,681
Shareholders' equity:
Share capital (Common Shares): unlimited shares authorized; 150,910,006 shares issued and outstaning; shares issued and outstanding after giving effect to the Offering and the HCI Private Placement(2)(4)	$801,585	$
Contributed surplus	$25,925		$25,925
Accumulated other comprehensive loss	($158,827)		($158,827)
Deficit	($677,046)		($677,046)

Shareholders' equity attributable to shareholders of the Company	($8,363)	$

Total capitalization(2)	($8,363)	$

Notes:

(1)
After deduction of the Underwriting Commission, and estimated expenses of the Offering of US$650,000, and assuming no exercise of the Over-Allotment Option and no exercises of the Warrants. After deduction of a 6% finder's fee of US$191,153 to be paid in connection with the HCI Private Placement, and assuming no exercise of the warrants to be issued in the HCI Private Placement.
(2)
If the Over-Allotment Option is exercised in full, as adjusted cash and cash equivalents will be US$             thousand, as adjusted share capital will be US$             thousand and as adjusted total capitalization will be US$             thousand.
(3)
Includes the application of the proceeds from the Plant Sale Transaction of US$46.98 million to repay the Sprott Facility and US$6.59 million to partially repay the LMM Facility.
(4)
As of February 28, 2018, this figure excluded 3,550,450 Common Shares reserved for issuance pursuant to outstanding stock options (with a weighted average exercise price of CAN$4.43) and the Common Shares issuable pursuant to the Notes. For a description of the payment and conversion features of the Notes, see "Description of Current Indebtedness".

USE OF PROCEEDS

        The estimated net proceeds received by the Company from the Offering (assuming no exercise of the Over-Allotment Option) will be US$            (determined after deducting the Underwriting Commission of US$            and estimated expenses of the Offering of US$650,000 and excluding any proceeds received from the exercise of Warrants). If the Over-Allotment Option is exercised in full, the estimated net proceeds received by the Company from the Offering will be US$            (determined after deducting the Underwriting Commission of US$            and estimated expenses of the Offering of US$650,000 and excluding any proceeds received from the exercise of Warrants). The estimated net proceeds received by the Company from the HCI Private Placement will be US$2,994,725 (determined after deducting a 6% finder's fee of US$191,153 paid in connection with the HCI Private Placement and excluding any other expenses or proceeds received from the exercise of warrants issued pursuant to the HCI Private Placement).

        The Company intends to use the net proceeds of the Offering and the HCI Private Placement: (i) for debt repayment towards the LMM Facility; and (ii) for general corporate and working capital purposes. Payments toward the LMM Facility will be applied first to the PPA Termination Payment. Expenditures for general corporate and working capital purposes may include the payment of up to US$800,000 in fees to BMO for services rendered in connection with the Company's offering of the Notes in June 2017. The following table provides additional details as to the estimated uses of the net proceeds of the Offering and the HCI Private Placement:

US$ in thousands
Payment towards the LMM Facility	$
General corporate and working capital purposes	$

Total	$

        If the Over-Allotment Option is exercised in whole or in part, the Company will use the additional net proceeds from such exercise for general corporate and working capital purposes.

        The Company has limited financial resources and does not generate any cash flow from current operations. The Company is indebted to the LMM Lenders pursuant to the LMM Facility. The LMM Maturity Date is June 30, 2019, assuming the Required Financing Conditions are met. Otherwise, the LMM Maturity Date is September 30, 2018. Pursuant to the Required Financing, the Company has agreed to raise US$20.0 million in subordinated debt and/or equity before May 15, 2018, the first US$20.0 million net proceeds of which must be used to reduce the outstanding indebtedness under the LMM Facility. US$20.0 million of the net proceeds of the Offering and the HCI Private Placement will be used to satisfy the Required Financing. See "Description of Existing Indebtedness".

        Pursuant to Step 2 of the Maseve Sale Transaction (the Share Transaction), PTM RSA has received 4,524,279 common shares of RBPlat worth approximately US$8.17 million as of May 2, 2018, and is, following RBPlat's replacement of the Environmental Deposit Amount for Maseve, to receive a cash amount in Rand that is the equivalent of approximately US$4.59 million as of May 2, 2018. All of the proceeds from the Maseve Sale Transaction, other than in regard to the Redpath Dispute, are to be applied to the Company's secured debt. If, subsequent to closing of the Offering, the Company is unable to receive or realize on the proceeds of the Share Transaction or if any necessary extension or waivers from the Company's lenders are not available, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance the Company's indebtedness. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations. In addition, a breach of the covenants under the Company's debt instruments could result in an event of default under the applicable indebtedness, or other events of default could occur, and such default could result in the Company's secured creditors' realization of collateral. See "Risk Factors" in the Prospectus, this Prospectus Supplement, the Form 20-F and the AIF.

        Following this Offering and the HCI Private Placement and assuming timely receipt and realization of the proceeds of the Share Transaction, the Company will continue to require additional funding to carry out future operations, maintain its properties and fund further development activities. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. See "Risk Factors" in the Prospectus, this Prospectus Supplement, the Form 20-F and the AIF. The ability of the Company to arrange additional financing in the future will depend, in part, upon the then prevailing capital market conditions as well as the business performance of the Company. The Company's historical average monthly burn rate for general and administrative costs over the six-month period ended February 28, 2018 was approximately US$521,833 (unaudited). Assuming the receipt and realization of the proceeds of the Share Transaction, including the assumed sale of the RBPlat shares at approximately the value as at May 2, 2018 as described above, and assuming the Required Financing Conditions are met, management believes that the net proceeds of the Offering and the HCI Private Placement allocated towards general corporate and working capital purposes as set forth above should be sufficient for the Company to maintain operations until                        , 2018, after which time the Company will require additional capital to satisfy its obligations under the LMM Facility and to continue operations and maintain and develop its properties. However, if the Required Financing Conditions are not met, the Company will have to complete both the

Required Financing and the Additional Required Financing on the terms and by such times as described above. If the Company is required to complete the Additional Required Financing or any other subsequent financings while the LMM Facility remains in force, securities issued in connection with such financings could not contain cashless exercise or conversion features due to the restrictions in the LMM Facility. This may make it more difficult to raise funds in amounts or on terms that are acceptable to the Company. Any failure to timely complete any required financing may result in a default under the LMM Facility. If additional financing is raised by the issuance of shares from treasury of the Company, control of the Company may change, security holders will suffer additional dilution and the price of the Company's Common Shares may decrease. Failure to obtain such additional financing could result in the delay or indefinite postponement of further development of the Company' properties or even a loss of property interests.

        LMM will receive more than 10% of the net proceeds of the Offering in connection with the reduction of the outstanding indebtedness under the LMM Facility, which was used by the Company to pay costs associated with the construction, development and operation of the Maseve Mine during calendar 2016. See "Description of Existing Indebtedness — LMM Facility" above for disclosure regarding the outstanding amount owed to LMM. LMM beneficially owns, or controls or directs, directly or indirectly, 16,160,609 Common Shares (representing 10.71% of the voting rights attached to the Common Shares) as of the date of this Prospectus and is an insider of the Company.

        Although the Company intends to use the net proceeds from the Offering and the HCI Private Placement as set forth above, the actual allocation of the net proceeds may vary from those allocations set out above, depending on future developments in the Company's mineral properties or unforeseen events, including those listed under the "Risk Factors" section of the Prospectus, this Prospectus Supplement, the Form 20-F and the AIF. Potential investors are cautioned that, notwithstanding the Company's current intentions regarding the use of the net proceeds of the Offering, there may be circumstances where a reallocation of the net proceeds may be advisable for reasons that management believes, in its discretion, are in the Company's best interests.

        As of May 2, 2018, the Company had a working capital deficiency of US$38.63 million (unaudited), inclusive of the US$800,000 due to BMO. For the fiscal year ended August 31, 2017 and the six month period ended February 28, 2018, the Company had negative operating cash flow as the Company was unable to achieve commercial production at the Maseve Mine and had no operating revenue. As such, the Company will continue to have negative operating cash flow for the foreseeable future and the net proceeds of this Offering will be used to fund such negative cash flow, in addition to the repayment of outstanding debt set out above. The report of the independent auditors to the Company's consolidated financial statements for the fiscal year ended August 31, 2017 contained a note that indicated that the Company has suffered recurring losses from operations and significant amounts of debt payable without any current source of operating income, and that the Company also had a net capital deficiency that raised substantial doubt about the Company's ability to continue as a going concern. See "Risk Factors" in the Prospectus, this Prospectus Supplement, the Form 20-F and the AIF.

        Pending their use, the net proceeds of the Offering and the HCI Private Placement will be invested in short-term investment grade instruments including, but not limited to, demand deposits, banker's acceptances, interest bearing corporate, government-issued and/or government-guaranteed securities and term deposits held with major Canadian, British or South African financial institutions. The Company's Chief Executive Officer, Chief Financial Officer and board of directors are responsible for the investment and supervision of unallocated funds.

PRIOR SALES

        During the 12 months preceding the date of this Prospectus Supplement, the Company issued Common Shares at the following prices:

Date of Issuance	Number of Common Shares		Issuance Prices
			(CAN$)
July 25, 2017	13,190	(1)	$0.9480
January 1, 2018	2,440,629	(2)	$0.3550

TOTAL	2,453,819

Notes:

(1)
Issued at a price of US$0.758 per Common Share pursuant to a holder of the Convertible Notes converting US$10,000 of the principal, resulting the Company choosing to issue 13,190 Common Shares to settle the principal and accrued interest.
(2)
Issued at a price of US$0.283 per Common Share pursuant to the settlement of US$691,110 of biannual interest payable on US$19.99 million of outstanding Convertible Notes.

        During the 12 months preceding the date of this Prospectus Supplement, the Company did not issue any securities that are or may be convertible into Common Shares other than the following:

        On June 30, 2017, the Company issued and sold the Notes to certain institutional investors in the aggregate principal amount of US$20.0 million. The Notes are governed by the Note Indenture between the Company and The Bank of New York Mellon dated June 30, 2017. The Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually in cash or, at the election of the Company, in Common Shares of the Company or a combination of cash and Common Shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted. Subject to certain exceptions, the Notes will be convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, Common Shares, or a combination of cash and Common Shares. See "Description of Existing Indebtedness — Convertible Notes" for additional information with respect to the Notes.

        Additionally, on May 3, 2018, the Company entered into the HCI Subscription Agreement providing for the sale to HCI or a subsidiary of HCI of 16,767,778 units, with each unit consisting of one Common Share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one Common Share at a price of US$0.24 per warrant share until the date that is 36 months following the HCI Private Placement Closing. The HCI Private Placement Closing is subject to customary closing conditions. The closing of the Offering is conditioned in part upon the HCI Private Placement Closing occurring prior to or concurrently with the closing of the Offering.

PRICE RANGE AND TRADING VOLUME

        The Common Shares are listed for trading on the TSX under the trading symbol "PTM" and on the NYSE American under the trading symbol "PLG". The following tables set forth information relating to the trading of the Common Shares on the TSX and the NYSE American for the periods indicated.

TSX — "PTM"

Period	High	Low	Volume
	(CAN$)	(CAN$)
May 1-2, 2018	$0.26	$0.24	105,233
April 2018	$0.37	$0.24	2,290,199
March 2018	$0.45	$0.38	833,495
February 2018	$0.53	$0.36	1,505,314
January 2018	$0.72	$0.38	5,017,649
December 2017	$0.45	$0.36	3,557,454
November 2017	$0.57	$0.40	2,412,705
October 2017	$0.67	$0.49	1,509,401
September 2017	$0.89	$0.43	2,865,188
August 2017	$0.90	$0.64	2,624,190
July 2017	$1.15	$0.90	1,647,857
June 2017	$1.66	$1.00	2,322,009
May 2017	$1.66	$1.42	1,952,198
April 2017	$2.30	$1.58	2,806,101
March 2017	$2.41	$1.89	2,855,880
February 2017	$3.19	$2.17	3,793,579
January 2017	$2.52	$1.96	3,573,357
December 2016	$2.61	$1.89	2,176,955
November 2016	$2.45	$1.89	1,835,032
October 2016	$3.66	$2.29	1,715,332
September 2016	$3.97	$3.50	1,039,057

NYSE American — "PLG"

Period	High	Low	Volume
	(US$)	(US$)
May 1-2, 2018	$0.20	$0.19	1,140,122
April 2018	$0.30	$0.19	13,265,593
March 2018	$0.35	$0.29	7,613,079
February 2018	$0.45	$0.29	13,883,257
January 2018	$0.58	$0.31	30,318,450
December 2017	$0.36	$0.28	12,727,786
November 2017	$0.44	$0.32	12,823,026
October 2017	$0.54	$0.39	10,996,528
September 2017	$0.72	$0.35	16,955,856
August 2017	$0.75	$0.51	14,630,316
July 2017	$0.86	$0.71	8,301,732
June 2017	$1.23	$0.75	13,577,702
May 2017	$1.23	$1.03	12,633,789
April 2017	$1.72	$1.16	17,580,565
March 2017	$1.81	$1.41	17,231,549
February 2017	$2.45	$1.65	22,942,063
January 2017	$1.92	$1.47	19,279,751
December 2016	$1.98	$1.40	13,714,107
November 2016	$1.85	$1.40	7,238,137
October 2016	$2.80	$1.72	7,603,266
September 2016	$3.08	$2.66	4,474,440

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Tax Act and the regulations thereunder (the "Regulations") generally applicable to a holder who acquires Units as beneficial owner pursuant to this Prospectus Supplement and who, at all relevant times, for the purposes of the Tax Act, deals at arm's length with the Company and the Underwriters, is not affiliated with the Company or the Underwriters, and will acquire and hold the Warrants, the Offered Shares, and any Warrant Shares acquired on the exercise of Warrants (collectively with the Offered Shares referred to as the "Shares") as capital property (each, a "Holder"), all within the meaning of the Tax Act. The Shares and Warrants will generally be considered to be capital property to a Holder unless the Holder holds or uses the Shares or Warrants, or is deemed to hold or use the Shares or Warrants, in the course of carrying on a business of trading or dealing in securities or has acquired them or deemed to have acquired them in a transaction or transactions considered to be an adventure in the nature of trade.

        This summary does not apply to a Holder (a) that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act; (b) an interest in which is or would constitute a "tax shelter investment" as defined in the Tax Act; (c) that is a "specified financial institution" as defined in the Tax Act; (d) that is a corporation resident in Canada (for the purpose of the Tax Act) or a corporation that does not deal at arm's length (for purposes of the Tax Act) with a corporation resident in Canada, and that is or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Units, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in Section 212.3 of the Tax Act; (e) that reports its "Canadian tax results" in a currency other than Canadian currency, all as defined in the Tax Act; (f) that is exempt from tax under the Tax Act; or (g) that has entered into, or will enter into, a "synthetic disposition arrangement" or a "derivative forward agreement" with respect to the Shares or the Warrants, as those terms are defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Units.

        This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Units.

        This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, specific proposals to amend the Tax Act and the Regulations (the "Tax Proposals") which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Income Tax Convention (1980) (the "Canada-U.S. Tax Convention"), and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA").

        This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Units. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Amounts Determined in Canadian Dollars

        For purposes of the Tax Act, all amounts relating to the Shares or Warrants must be expressed in Canadian dollars, including cost, adjusted cost base, proceeds of disposition and dividends, and amounts denominated in U.S. dollars must be converted to Canadian dollars using the daily exchange rate published by the Bank of Canada on the particular date the particular amount arose or such other rate of exchange as may be accepted by the CRA. Holders may therefore realize additional income or gain by virtue of changes in foreign exchange rates, and are advised to consult with their own tax advisors in this regard. Currency tax issues are not discussed further in this summary.

Allocation of Purchase Price of Units

        The total purchase price of a Unit to a Holder must be allocated on a reasonable basis between the Offered Share and the one-half of one Warrant which comprise that Unit to determine the cost of each to the Holder for purposes of the Tax Act.

        For its purposes, the Company intends to allocate approximately US$            of the issue price of each Unit as consideration for the issue of each Offered Share and US$            of the issue price of each Unit for the issue of each one-half Warrant. Although the Company believes that its allocation is reasonable, it is not binding on the CRA or the Holder. The Holder's adjusted cost base of the Offered Share comprising a part of each Unit will be determined by averaging the cost allocated to the Offered Share with the adjusted cost base to the Holder of all Common Shares of the Company owned by the Holder as capital property immediately prior to such acquisition.

Exercise of Warrants

        No gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder's cost of the Warrant Share acquired thereby will be the aggregate of the Holder's adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder's adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base to the Holder of all Common Shares of the Company owned by the Holder as capital property immediately prior to such acquisition.

Residents of Canada

        The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (each, a "Resident Holder"). Certain Resident Holders whose Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Shares, and every other "Canadian security" (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. This election does not apply to Warrants. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Expiry of Warrants

        In the event of the expiry of an unexercised Warrant, a Resident Holder generally will realize a capital loss equal to the Resident Holder's adjusted cost base of such Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Taxation of Capital Gains and Losses".

Taxation of Dividends Received by Resident Holders

        In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Shares will be included in the Resident Holder's income and be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for "eligible dividends" properly designated as such by the Company. Taxable dividends received by such Resident Holder may give rise to minimum tax under the Tax Act.

        In the case of a Resident Holder that is a corporation, such dividends (including deemed dividends) received on the Shares will be included in the Resident Holder's income and will normally be deductible in computing such Resident Holder's taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is in a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

        A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax on its "aggregate investment income" (as defined in the Tax Act) for the year, which is defined to include an amount in respect of dividends.

        A Resident Holder that is a "private corporation" or "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income for the year.

Disposition of Shares and Warrants

        A Resident Holder who disposes of, or is deemed to have disposed of, a Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) or a Warrant (other than on the exercise thereof) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of such Share or Warrant, as applicable, exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Share or Warrant, as applicable, immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The adjusted cost base to a Resident Holder of a Share will be determined by averaging the cost of that Share with the adjusted cost base (determined immediately before the acquisition of the Share) of all other Common Shares held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Taxation of Capital Gains and Losses".

Taxation of Capital Gains and Losses

        Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder must be included in the Resident Holder's income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an "allowable capital loss") must generally be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

        A capital loss realized on the disposition of a Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on the Share. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Shares. A Resident Holder to which these rules may be relevant is urged to consult its own tax advisor.

        Capital gains realized by an individual (including certain trusts) may result in the individual paying minimum tax under the Tax Act.

        A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax on its "aggregate investment income" (as defined in the Tax Act) for the year, which is defined to include an amount in respect of taxable capital gains.

Non-Residents of Canada

        The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Shares or Warrants in a business carried on in Canada (each, a "Non-Resident Holder"). The term "U.S. Holder," for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-U.S. Tax Convention, is at all relevant times a resident of the United States and is a "qualifying person" within the meaning of the Canada-U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention based on their particular circumstances.

        Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

Taxation of Dividends

        Subject to an applicable tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. In addition, under the Canada-U.S. Tax Convention, dividends may be exempt from such Canadian withholding tax if paid to certain U.S. Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations or qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits or benefits for the self-employed under one or more funds or plans established to provide pension or retirement benefits or other employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

Disposition of Shares and Warrants

        A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Shares or Warrants, unless the Shares or Warrants constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and are not "treaty-protected property" (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition.

        Generally, as long as the Shares are then listed on a designated stock exchange (which currently includes the TSX and the NYSE American), the Shares and Warrants will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with which the Non-Resident Holder does not deal at arm's length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder or persons which do not deal at arm's length with the Non-Resident Holder, or any combination of them, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (b) more than 50% of the fair market value of the Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists). The Tax Act may also deem the Shares to be taxable Canadian property in certain circumstances.

        In the case of a U.S. Holder, the Shares of such U.S. Holder will generally constitute "treaty-protected property" for purposes of the Tax Act unless the value of the Shares is derived principally from real property situated in Canada. For this purpose, "real property" has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

        If Shares or Warrants are taxable Canadian property of a Non-Resident Holder and are not treaty-protected property of the Non-Resident Holder at the time of their disposition, the consequences above under "Residents of Canada — Taxation of Capital Gains and Losses" will generally apply.

        Non-Resident Holders whose Shares or Warrants are taxable Canadian property should consult their own advisors.

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Units acquired pursuant to this Prospectus Supplement, the acquisition, ownership, and disposition of Offered Shares acquired as part of the Units, the exercise, disposition, and lapse of Warrants acquired as part of the Units, and the acquisition, ownership, and disposition of Warrant Shares received upon exercise of the Warrants.

        This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of Units pursuant to this Offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Units, Offered Shares, Warrants and Warrant Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Units, Offered Shares, Warrants, and Warrant Shares.

        No opinion from legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

        This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS and

U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

        For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Units, Offered Shares, Warrants or Warrant Shares acquired pursuant to this Prospectus Supplement that is for U.S. federal income tax purposes:

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  a citizen or individual resident of the United States;

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  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

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  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

        This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Units, Offered Shares, Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Units, Offered Shares, Warrants or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Units, Offered Shares, Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Company's outstanding shares. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Offered Shares, Warrants or Warrant Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares, Warrants or Warrant Shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Units, Offered Shares, Warrants or Warrant Shares.

        If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Units, Offered Shares, Warrants or Warrant Shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such owners. This summary does not address the tax consequences to any such entity or arrangement or owner. Owners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Units, Offered Shares, Warrants and Warrant Shares.

U.S. Federal Income Tax Consequences of the Acquisition of Units

        For U.S. federal income tax purposes, the acquisition by a U.S. Holder of a Unit will be treated as the acquisition of one Offered Share and one-half of one Warrant. The purchase price for each Unit will be allocated between these two components in proportion to their relative fair market values at the time the Unit is purchased by the U.S. Holder. This allocation of the purchase price for each Unit will establish a U.S. Holder's initial tax basis for U.S. federal income tax purposes in the Offered Share and one-half of one Warrant that comprise each Unit.

        For this purpose, the Company will allocate US$            of the purchase price for the Unit to the Offered Share and US$            of the purchase price for each Unit to the one-half of one Warrant. However, the IRS will not be bound by such allocation of the purchase price for the Units, and therefore, the IRS or a U.S. court may not respect the allocation set forth above. Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for the Units.

Passive Foreign Investment Company Rules

        If the Company is considered a "passive foreign investment company" within the meaning of Section 1297 of the Code (a "PFIC") at any time during a U.S. Holder's holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Units, Offered Shares, Warrants or Warrant Shares.

        The Company may be a PFIC during its current tax year ended August 31, 2018 and expects to be a PFIC in future years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the Company's PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by the Company (or by one of the Company's subsidiaries). Each U.S. Holder should consult its own tax advisor regarding the Company's status as a PFIC and the PFIC status of each non-U.S. subsidiary of the Company.

        In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

        The Company generally will be a PFIC for any tax year in which (a) 75% or more of the gross income of the Company for such tax year is passive income (the "PFIC income test") or (b) 50% or more of the value of the assets of the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test"). "Gross income" generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

        For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

        Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any of the Company's subsidiaries which is also a PFIC (a "Subsidiary PFIC"), and will generally be subject to U.S. federal income tax under the "Default PFIC Rules Under Section 1291 of the Code" discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Units, Offered Shares, Warrants or Warrant Shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Units, Offered Shares, Warrants or Warrant Shares.

Default PFIC Rules Under Section 1291 of the Code

        If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the purchase of Units and the acquisition, ownership, and disposition of Offered Shares, Warrants and Warrant Shares will depend on whether such U.S. Holder makes a QEF Election or makes a Mark-to-Market Election with respect to Offered Shares or Warrant Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a "Non-Electing U.S. Holder") will be taxable as described below.

        A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Offered Shares, Warrants and Warrant Shares and (b) any excess distribution received on the Offered Shares and Warrant Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the Offered Shares and Warrant Shares, if shorter).

        Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Offered Shares, Warrants and Warrant Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such Offered Shares and Warrant Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Offered Shares or Warrant Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

        If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Offered Shares, Warrant Shares or Warrants, it will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Offered Shares and Warrant Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such Offered Shares and Warrant Shares were sold on the last day of the last tax year for which the Company was a PFIC. No such election, however, may be made with respect to the Warrants.

        Under proposed Treasury Regulations, if a U.S. holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. Under rules described below, the holding period for the Warrant Shares will begin on the date a U.S. Holder acquires the Units. This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares. Thus, a U.S. Holder will have to account for Warrant Shares and Offered Shares under the PFIC rules and the applicable elections differently.

QEF Election

        A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Offered Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the Company's net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the Company's ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

        A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

        The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder's holding period for the Offered Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

        A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

        As discussed above, under proposed Treasury Regulations, if a U.S. holder has an option, warrant or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. However, a U.S. Holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right to acquire PFIC stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

        Consequently, under the proposed Treasury Regulations, if a U.S. Holder of Offered Shares makes a QEF Election, such election generally will not be treated as a timely QEF Election with respect to Warrant Shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such U.S. Holder's Warrant Shares. However, a U.S. Holder of Warrant Shares should be eligible to make a timely QEF Election if such U.S. Holder elects in the tax year in which such Warrant Shares are received to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Warrant Shares were sold for fair market value on the date such U.S. Holder acquired them by exercising the corresponding Warrant. In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the Warrants by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules to the Units, Offered Shares, Warrants, and Warrant Shares.

        U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Offered Shares or, assuming the election to recognize gain upon exercise described above is made, Warrant Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

        A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

        A U.S. Holder may make a Mark-to-Market Election with respect to Offered Shares and Warrant Shares only if the Offered Shares and Warrant Shares are marketable stock. The Offered Shares and Warrant Shares generally will be "marketable stock" if the Offered Shares and Warrant Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Offered Shares and Warrant Shares are "regularly traded" as described in the preceding sentence, the Offered Shares and Warrant Shares are expected to be marketable stock. The Company believes that its Offered Shares were "regularly traded" in the first calendar quarter of 2018 and expects that the Offered Shares should be "regularly traded" in the second calendar quarter of 2018. However, there can be no assurance that the Offered Shares will be "regularly traded" in subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

        A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Offered Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the Offered Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

        Any Mark-to-Market Election made by a U.S. Holder for the Offered Shares will also apply to such U.S. Holder's Warrant Shares. As a result, if a Mark-to-Market Election has been made by a U.S. Holder with respect to Offered Shares, any Warrant Shares received will automatically be marked-to-market in the year of exercise. Because, under the proposed Treasury Regulations, a U.S. Holder's holding period for Warrant Shares includes the period during which such U.S. Holder held the Warrants, a U.S. Holder will be treated as making a Mark-to-Market Election with respect to its Warrant Shares after the beginning of such U.S. Holder's holding period for the Warrant Shares unless the Warrant Shares are acquired in the same tax year as the year in which the U.S. Holder acquired its Units. Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which Warrant Shares are received. However, the general mark-to-market rules will apply to subsequent tax years.

        A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares and any Warrant Shares, as of the close of such tax year over (b) such U.S. Holder's tax basis in the Offered Shares and any Warrant Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the Offered Shares and any Warrant Shares, over (ii) the fair market value of such Offered Shares and any Warrant Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

        A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Offered Shares and Warrant Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares and Warrant Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

        A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares and Warrant Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

        Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares and Warrant Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

        Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares and Warrant Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Offered Shares, Warrants, or Warrant Shares are transferred.

        If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

        Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Offered Shares, Warrants or Warrant Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares, Warrants or Warrant Shares.

        In addition, a U.S. Holder who acquires Offered Shares, Warrants or Warrant Shares from a decedent will not receive a "step up" in tax basis of such Offered Shares, Warrants or Warrant Shares to fair market value.

        Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

        The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares, Warrants and Warrant Shares.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Warrants

        The following discussion describes the general rules applicable to the ownership and disposition of the Warrants but is subject in its entirety to the special rules described above under the heading "Passive Foreign Investment Company Rules."

Exercise of Warrants

        A U.S. Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share). A U.S. Holder's initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder's tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. If, as anticipated, the Company is a PFIC, a U.S. Holder's holding period for the Warrant Share will begin on the date on which such U.S. Holder acquired its Units.

        In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of Warrants into Warrant Shares. The U.S. federal income tax treatment of a cashless exercise of Warrants into Warrant Shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a Warrant described in the preceding paragraph. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Warrants.

Disposition of Warrants

        A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Warrant sold or otherwise disposed of. Subject to the PFIC rules discussed above, any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Warrants Without Exercise

        Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder's tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

        Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder's proportionate interest in the "earnings and profits" or the Company's assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the shareholders). Adjustments to the exercise price of Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. (See more detailed discussion of the rules applicable to distributions made by the Company at "Distributions on Offered Shares and Warrant Shares" below).

General Rules Applicable to U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Offered Shares and Warrant Shares

        The following discussion describes the general rules applicable to the ownership and disposition of the Offered Shares and Warrant Shares but is subject in its entirety to the special rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Offered Shares and Warrant Shares

        A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Offered Share or Warrant Share (as well as any constructive distribution on a Warrant as described above) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the Company's current and accumulated "earnings and profits", as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Offered Shares or Warrant Shares and thereafter as gain from the sale or exchange of such Offered Shares or Warrant Shares (see "Sale or Other Taxable Disposition of Offered Shares and/or Warrant Shares" below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by the Company with respect to the Offered Shares or Warrant Shares will constitute ordinary dividend income. Dividends received on Offered Shares or Warrant Shares generally will not be eligible for the "dividends received deduction" generally applicable to corporations. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares and/or Warrant Shares

        Upon the sale or other taxable disposition of Offered Shares or Warrant Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Offered Shares or Warrant Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Offered Shares or Warrant Shares have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

        The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Offered Shares, Warrants or Warrant Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

        Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares or Warrant Shares (or with respect to any constructive dividend on the Warrants) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year.

        Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation (including constructive dividends) should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Offered Shares, Warrant Shares or Warrants that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Additional Tax on Passive Income

        Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their "net investment income," which includes dividends on the Offered Shares and Warrant Shares and net gains from the disposition of the Offered Shares, Warrants and Warrant Shares. Further, excess distributions treated as dividends, gains treated as excess distributions, and mark-to-market inclusions and deductions under the PFIC rules discussed above are all included in the calculation of net investment income.

        Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of Offered Shares or Warrant Shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the Offered Shares or Warrant Shares by excluding QEF basis adjustments.

        Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in PFICs for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or such trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Offered Shares, Warrants and Warrant Shares and the advisability of making this election.

Information Reporting; Backup Withholding Tax

        Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless their Offered Shares, Warrants, and Warrant Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

        Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Offered Shares, Warrants and Warrant Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

        The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

        THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES, WARRANTS AND WARRANT SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

Common Shares

        The Company is authorized to issue an unlimited number of Common Shares without par value of which 150,910,006 Common Shares were issued and outstanding as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the board of directors of the Company. Shareholders are entitled upon liquidation, dissolution or winding-up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

Warrants

        Except in limited circumstances, the Warrants will be issued on a non-certificated issue basis only under the Warrant Indenture (as defined herein), to be entered into on the Closing Date, between the Company and Computershare Trust Company of Canada (the "Warrant Agent"). The Offered Shares and the Warrants comprising the Units will separate immediately upon the Closing Date. Each whole Warrant will entitle its holder to purchase one Warrant Share from the Company at the Warrant Exercise Price at any time prior to 4:00 p.m. (Vancouver time) on the Expiry Date, after which such Warrant will become null and void. The Warrant Indenture requires the Company to cause to be delivered to the holders of Warrants, upon the due exercise thereof, that number of Warrant Shares to which such holders are entitled; provided, however, that the Company shall not be required, upon the exercise of any Warrants, to issue fractions of Warrant Shares. The Warrants will be transferrable in accordance with the terms of the Warrant Indenture. The following summary of certain anticipated provisions of the Warrant Indenture does not purport to be complete and is subject in its entirety to the detailed provisions of the Warrant Indenture. Reference is made to the Warrant Indenture for the full text of the attributes of the Warrants which will be filed by the Company under its corporate profile on SEDAR and EDGAR following the closing of the Offering. A register of holders will be maintained at the principal offices of the Warrant Agent in Vancouver, British Columbia.

        PTM has applied to list the Warrants distributed hereunder, including any Additional Warrants issuable on exercise of the Over-Allotment Option, on the TSX. Listing of these securities will be subject to PTM fulfilling all the listing requirements of the TSX and NYSE American, as applicable.

        Although the Company has applied to list the Warrants on the TSX, there is currently no market through which the Warrants may be sold and purchasers may not be able to sell such securities. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. See "Risk Factors".

        The Warrant Indenture will provide for adjustments to the Warrant Exercise Price or to the number of Warrant Shares deliverable upon the exercise of the Warrants upon the occurrence of certain events, including:

  (a)
  the issuance of Common Shares or securities exchangeable for, or convertible into, Common Shares to all or substantially all of the holders of Common Shares by way of stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of Warrants or any outstanding stock options);

  (b)
  subdivisions, consolidations or certain reclassifications of the Common Shares;

  (c)
  the issuance, to the holders of Common Shares generally, of rights, options or warrants (expiring within 45 days after the record date for determining shareholders entitled to receive them) to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at less than 95% of the "current market price" (as defined in the Warrant Indenture) of such Common Shares; or

  (d)
  the issuance or distribution, to the holders of Common Shares generally, of securities other than Common Shares, or evidences of indebtedness, cash, or any other property or assets, rights, options or warrants (other than those mentioned above) to subscribe for Common Shares or securities exchangeable or convertible into Common Shares.

        The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable on the exercise of the Warrants and/or the exercise price per security in the event of the following additional events: (i) reorganization, reclassification or other change of the Common Shares into other securities; (ii) consolidation, amalgamation, arrangement, merger or other business combination of the Company with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other securities); or (iii) a sale or conveyance of all or substantially all of the Company's property or assets to another entity in which the holders of Common Shares are entitled to receive shares or other securities or property, including cash.

        No adjustment of the Warrant Exercise Price will be required to be made with respect to the Warrants until the cumulative adjustments amount to 1% or more of the Warrant Exercise Price then in effect; however, any such adjustment which does not have to be made will be carried forward and will be taken into account should there be any subsequent adjustment.

        No fractional Warrant Shares will be delivered and no cash or other consideration will be paid upon the exercise of any Warrant. Holders of Warrants will have no voting rights or pre-emptive rights or any other rights which a holder of Common Shares would have.

        The Warrant Indenture will also provide that a Warrant holder shall not have the right to exercise any portion of a Warrant to the extent that, after giving effect to such issuance after exercise, the Warrant holder (together with the Warrant holder's affiliates, and any other persons acting as a group together with the Warrant holder or any of the Warrant holder's affiliates), would beneficially own in excess of 19.9% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of the Warrant in question.

        From time to time, the Company and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing effects or inconsistencies or making any change that, in the opinion of the Warrant Agent, does not adversely affect the rights of the Warrant Agent or the holders of the Warrants. Any amendment or supplement to the Warrant Indenture that would adversely affect the interests of the holders of the Warrants may only be made by extraordinary resolution of the Warrant holders, which will be defined in the Warrant Indenture as a resolution either (i) passed at a meeting of the holders of the Warrants at which there are holders of Warrants present in person or represented by proxy entitled to acquire in the aggregate at least 25% of the aggregate number of Warrant Shares that could be acquired pursuant to all the Warrants then outstanding, and passed by the affirmative vote of holders of Warrants entitled to acquire not less than 66 2/3% of the aggregate number of Common Shares that could be acquired pursuant to all the Warrants then outstanding that are represented and voted at the meeting; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the then outstanding Warrants.

        Immediately prior to the completion of the Offering, the Company will file with securities regulatory authorities in each province of Canada, except Québec, and the SEC an additional prospectus supplement to the Prospectus covering the issuance of the Warrant Shares upon exercise of the Warrants for purposes of applicable U.S. securities laws (such additional prospectus supplement will not be filed in respect of, and will not qualify, any distribution of the Warrant Shares upon exercise of the Warrants in any province or territory of Canada). The Company will use its reasonable best efforts to maintain the effectiveness of such registration until the earlier of the Expiry Date for the Warrants or such time as no Warrants remain outstanding, which could require the additional filing of a new registration statement and/or base shelf prospectus and prospectus supplement if the current Prospectus is no longer effective. If, at any time prior to the Expiry Date for the Warrants, the Company determines that no registration statement filed with the SEC is effective, or that its use is suspended, the holders of Warrants will receive a notice of this determination, together with written confirmation that the Warrants may, until the earlier of (x) a registration statement becoming effective or ceasing to be suspended and any prospectus supplement necessary thereto having been filed, and (y) the Expiry Date, if the current market price (as defined in the Warrant Indenture) of the Common Shares exceeds the Warrant Exercise Price, also be exercised by means of a "cashless exercise" in which the holder of Warrants will be entitled to receive a certificate for a number of Warrant Shares determined on the basis of the excess of the current market price over the Warrant Exercise Price.

        No Warrant Shares will be issued pursuant to the exercise of any Warrant if the issuance of such Warrant Shares would constitute a violation of the securities laws of any applicable jurisdiction.

        The foregoing summary of certain of the principal provisions of the Warrant Indenture and the Warrants is a summary only and is qualified in its entirety by reference to the provisions of the Warrant Indenture and the Warrants.

PLAN OF DISTRIBUTION

        Under the Underwriting Agreement, the Company has agreed to sell, and the Underwriters have severally agreed to purchase, on the Closing Date,             Units at the Offering Price, payable in cash to the Company, against delivery of the Offered Shares and the Warrants, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement.

        Each Unit will consist of one Offered Share and one-half of one Warrant. Each whole Warrant will entitle the holder to acquire one Warrant Share from the Company at the Warrant Exercise Price prior to 4:00 p.m. (Vancouver time) on the Expiry Date, after which such Warrant will become null and void. The Warrants will be created and issued pursuant to the terms of a warrant indenture (the "Warrant Indenture") between the Company and the Warrant Agent. The Warrant Indenture will contain provisions that, among other things, require the Company to cause to be delivered to the holders of Warrants, upon the due exercise thereof, that number of Warrant Shares to which such holders are entitled, and protect holders of the Warrants against dilution upon the happening of certain events. No fractional Warrants will be issued.

        The obligations of the Underwriters under the Underwriting Agreement are several and are not joint, nor joint and several, and may be terminated at their discretion upon the occurrence of certain stated events as set out in the Underwriting Agreement. The Underwriters are, however, obligated to take up and pay for all of the Units (other than the Additional Units) if any of the Units are purchased under the Underwriting Agreement.

        The Offering Price was determined by negotiation between the Company and the Underwriters.

        Units sold by the Underwriters to the public will initially be offered at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Units at the Offering Price specified on the cover page, the Underwriters may change the Offering Price and the other selling terms to an amount not greater than the Offering Price set forth on the cover of this Prospectus Supplement, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Units is less than the gross proceeds paid by the Underwriters to the Company. Upon execution of the Underwriting Agreement, the Underwriters will be obligated to purchase the Units at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the Offering Price or other selling terms.

        It is expected that the Offering will be conducted under the book-based system and the Company will arrange for the instant deposit of the Offered Shares and the Warrants to be registered to CDS. Accordingly, a subscriber who purchases Units will receive a customer confirmation from the Underwriters or a CDS Participant from or through whom Units are purchased. Except in limited circumstances with respect to the Warrants, no beneficial holder of the Units will receive definitive certificates representing their Offered Shares or Warrants. CDS will record the CDS Participants who hold the Offered Shares and the Warrants on behalf of owners who have purchased or transferred the Offered Shares and the Warrants in accordance with the book-based system.

        The Offering is being made concurrently in every province of Canada, other than Québec, and in the United States pursuant to the MJDS. The Units will be offered in the United States and Canada by the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. Offers and sales of Units outside of Canada and the United States will be made in accordance with applicable laws in such jurisdictions.

        Roth is not registered as an investment dealer in any Canadian jurisdiction for the purposes of the Offering and, accordingly, Roth will not offer and sell the Units in Canada.

        The Common Shares are listed for trading on the TSX and NYSE American under the trading symbols "PTM" and "PLG", respectively.

        Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without prior notice.

        As further described under "Recent Updates", the Company has entered into the HCI Subscription Agreement for the HCI Private Placement whereby HCI or a subsidiary of HCI, upon the HCI Private

Placement Closing, will become a shareholder of the Company and hold approximately 10.0% of the outstanding Common Shares based on the current number of issued and outstanding Common Shares. Pursuant to the HCI Subscription Agreement, HCI will also hold a right to participate in future equity financings of the Company up to its pro-rata shareholding. The closing of the Offering is conditioned in part upon the HCI Private Placement Closing occurring prior to or concurrently with the closing of the Offering. HCI has indicated its interest in participating in the Offering on a pro-rata basis to maintain a 10.0% ownership stake in the Company. However, no assurance can be provided that HCI will participate in the Offering.

        The Offering is expected to close on or about                        , 2018. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Shares or Warrants on the date of this Prospectus Supplement or the next succeeding business day will be required, by virtue of the fact that the Units initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Units who wish to trade such Offered Shares or Warrants on the date of this Prospectus Supplement or the next succeeding business day should consult their own advisor.

Over-Allotment Option

        The Company has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part, at the sole discretion of the Underwriters, for a period of 30 days after and including the Closing Date, to cover over-allotments, if any, and for market stabilization purposes.

        The Over-Allotment Option may be exercisable by the Underwriters: (i) to acquire Additional Units at the Offering Price; or (ii) to acquire Additional Offered Shares at a price of US$            per Additional Offered Share, or (iii) to acquire Additional Warrants at a price of US$            per Additional Warrant; or (iv) to acquire any combination of Additional Units, Additional Offered Shares and/or Additional Warrants, so long as the aggregate number of Additional Offered Shares and Additional Warrants which may be issued under the Over-Allotment Option does not exceed             Additional Offered Shares and             Additional Warrants. If the Over-Allotment Option is exercised in full, before deducting the Underwriters' commission and the estimated expenses of the Offering (estimated to be US$650,000) and excluding any proceeds from the exercise of the Warrants, the price to the public, commission to the Underwriters and net proceeds to the Company will be US$            , US$            and US$            , respectively. This Prospectus Supplement and the Prospectus also qualify the grant of the Over-Allotment Option and the distribution of the Additional Units, Additional Offered Shares and Additional Warrants issuable on exercise of the Over-Allotment Option. A purchaser who acquires securities forming part of the Underwriters' over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through exercise of the Over-Allotment Option or secondary market purchases.

Underwriting Commission

        The following table shows the per Unit and total Underwriting Commission the Company will pay to the Underwriters, assuming both no exercise and full exercise of the Over-Allotment Option.

	Over-Allotment Option not exercised	Over-Allotment Option fully exercised
Per Unit	US$	US$
Total	US$	US$

        The Company estimates that the total expenses of the Offering payable by the Company, not including the Underwriting Commission, will be approximately US$650,000. Pursuant to the Underwriting Agreement, the Company has agreed to pay the actual and accountable out-of-pocket expenses of the Underwriters and actual and accountable reasonable fees and disbursements of the Underwriters' counsel, not to exceed 8.99% of the gross proceeds of the Offering when combined with the Underwriting Commission and any advisory fees paid or payable to any of the Underwriters and disclosed in this Prospectus Supplement that are deemed to be underwriters' compensation within the meaning of the rules of the Financial Industry Regulatory Authority, Inc.

No Sales of Similar Securities

        Except as contemplated by the Underwriting Agreement, the Company has agreed that, subject to certain exceptions, it will not, without the prior written consent of BMO (not to be unreasonably withheld) on behalf of the Underwriters, directly or indirectly issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares or enter into any agreement or arrangement under which the Company would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, during the period from the date of the Underwriting Agreement and ending 90 days following the Closing Date.

        The Company's officers and directors will enter into agreements providing that, subject to certain exceptions, for a period beginning from the date of the Underwriting Agreement and ending 90 days from the Closing Date, they will not (and shall cause their affiliates not to), without the prior written consent of BMO, directly or indirectly, offer, sell, contract to sell, transfer, assign, pledge, grant any option to purchase, make any short sale or otherwise dispose of or monetize any Common Shares or any options or warrants to purchase any Common Shares, or any securities convertible into, exchangeable for, or that represent the right to receive Common Shares, and will not enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Common Shares (regardless of whether any such arrangement is to be settled by the delivery of securities of the Company, securities of another person, cash or otherwise) or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing.

Indemnification and Contribution

        The Company has agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities laws, and, where such indemnification is unavailable, to contribute to payments that the Underwriters may be required to make in respect of such liabilities.

Price Stabilization, Short Positions

        In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares in accordance with applicable securities laws. Specifically, the Underwriters may sell more Common Shares than they are obligated to purchase under the Underwriting Agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Common Shares available for purchase by the Underwriters under the Over-Allotment Option. The Underwriters can close out a covered short sale by exercising the Over-Allotment Option or purchasing Common Shares in the open market. In determining the source of Common Shares to close out a covered short sale, the Underwriters will consider, among other things, the open market price of Common Shares compared to the price available under the Over-Allotment Option. The Underwriters may also sell Common Shares in excess of the Over-Allotment Option, creating a naked short position. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. As an additional means of facilitating the Offering, the Underwriters may bid for, and purchase, Common Shares in the open market to stabilize the price of the Common Shares. These activities may raise or maintain the market price of the Common Shares above independent market levels or prevent or retard a decline in the market price of the Common Shares. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

        Pursuant to the policies of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, including: (a) a bid or purchase permitted under the bylaws and rules of applicable regulatory authorities and stock exchanges, including the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market-making activities; (b) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution; (c) a bid or purchase to cover a short position entered into prior to the distribution; and (d) transactions in compliance with U.S. federal securities laws. Any such trades are permitted only on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares.

Conflict of Interest

        The Company may be considered to be a "connected issuer" of BMO within the meaning of NI 33-105.

        Some of the Underwriters and their affiliates have in the past engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Company for which they have received, and would expect to receive, customary fees and commissions.

        Without limiting the foregoing, since 2011, the Company has engaged BMO as a financial advisor to evaluate certain potential strategic transactions. In October 2017, the Company entered into an agreement with BMO in which it agreed to pay BMO US$500,000 following the completion of the Initial Transaction with Implats (which has been paid) and an additional US$1,445,000 as soon as practicable after the repayment of the Sprott Facility and the LMM Facility, in each case for services rendered under its advisory agreement. In addition, the Company owes BMO US$800,000 in fees for services rendered in connection with the Company's private placement of convertible notes in June 2017, which fees may be included in expenditures for general corporate and working capital purposes from the net proceeds of the Offering. See "Use of Proceeds".

        The decision to distribute the Units and the terms of the Offering, and the Offering Price, were made through negotiations between the Company and the Underwriters. The Offering was not required or suggested by the Underwriters. The net proceeds from the Offering will not be applied for the benefit of the Underwriters or any of their related issuers. The Underwriters will receive compensation for their services to the Company in connection with the Offering. See "Plan of Distribution — Underwriting Commission".

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area ("EEA") that has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, an offer of the Units described in this Prospectus Supplement will not be made to the public in that Relevant Member State other than:

  •
  to persons or entities that are "qualified investors" as defined in the Prospectus Directive;

  •
  to fewer than 150 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Underwriters for any such offer; or

  •
  in any other circumstances within Article 3(2) of the Prospectus Directive that do not require the publication of a prospectus pursuant to the Prospectus Directive,

  •
  provided that no such offering of Units shall result in a requirement to publish a prospectus pursuant to Article 3 of the Prospectus Directive or to supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each purchaser of Units described in this Prospectus Supplement located within a Relevant Member State will be deemed to have represented, warranted, acknowledged and agreed to and with the Company and each Underwriter that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive and in the case of any Offered Shares and Warrants acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the Offered Shares and Warrants acquired by it in the Offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" as defined in the Prospectus Directive. In the case of any Units being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, warranted, acknowledged and agreed to and with the Company and each Underwriter that the Offered Shares and Warrants acquired by it in the Offering have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any Offered Shares and Warrants to the public other than their offer or resale in a Relevant Member State to "qualified investors" as so defined.

        The Company and the Underwriters, and each of their respective affiliates, will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and agreements.

        The Units are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); (ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a "qualified investor" as defined in the Prospectus Directive. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended the "PRIIPs Regulation") for offering or selling the Units or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Units or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

        Solely for the purposes of the product approval process of the Underwriters (being the "manufacturer(s)" for purposes of MiFID II), the target market assessment in respect of the Units has led to the conclusion that: (i) the target market for the Units is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Units (a "distributor") should take into consideration the manufacturer's target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Units (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

        For the purpose of the above provisions, the expression "an offer to the public" in relation to any Units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Units to be offered so as to enable an investor to decide to purchase or subscribe for the Units, as the same may be varied in the Relevant Member State, by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and any amendments thereto), including Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

        The Units are being offered only in circumstances that comply and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the "FSMA") with respect to anything done in relation to such offer in, from or otherwise involving the United Kingdom; and any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) will only be communicated or caused to be communicated in connection with the issue or sale of the Units in circumstances in which Section 21(1) of the FSMA does not apply.

        This Prospectus Supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (as defined herein) and Section 86(7) of the FSMA that are also (a) investment professionals falling within

Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), or (b) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This Prospectus Supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

        Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Gowling WLG (Canada) LLP, as to Canadian legal matters, and Dorsey & Whitney LLP, as to U.S. legal matters. Certain legal matters in connection with the Offering will be passed upon on behalf of the Underwriters by Blake, Cassels & Graydon LLP, as to Canadian legal matters, and Skadden, Arps, Slate, Meagher & Flom LLP, as to U.S. legal matters.

        As of the date of this Prospectus Supplement, the partners and associates of Gowling WLG (Canada) LLP and Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, in the aggregate less than 1% of the issued and outstanding Common Shares.

INTEREST OF EXPERTS

        The technical information, mineral reserve and mineral resource estimates and economic estimates relating to the Waterberg Project and the Company's other properties included or incorporated by reference in this Prospectus Supplement has been included or incorporated by reference in reliance on the report, valuation, statement or opinion of the persons described below. The following persons, firms and companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus Supplement, either directly or in a document incorporated by reference.

Name	Description

Charles Muller	Co-authored the Waterberg PFS.
(B. Sc. (Hons) Geology) Pri., Sci. Nat., CJM Consulting (Pty) Ltd.
Robert L. Goosen	Co-authored the Waterberg PFS.
B. Eng. (Mining, Engineering), Pr. Eng. (ECSA) of Advisian/ WorleyParsons Group
Gordon Cunningham	Co-authored the Waterberg PFS.
B. Eng. (Chemical), Pr. Eng. (ECSA) of Turnberry Projects (Pty) Ltd.
R. Michael Jones P. Eng., Platinum Group Metals Ltd.

The President and Chief Executive Officer of the Company. The non-independent qualified person for all scientific and technical information included or incorporated by reference herein that is not attributed to one of the above-named persons.

        None of the experts named in the foregoing section held, at the time they prepared or certified such statement, report, opinion or valuation, received after such time or will receive any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of the Company's associates or affiliates other than R. Michael Jones, the President and Chief Executive Officer of the Company,

who owns 272,920 Common Shares representing 0.2% of the issued and outstanding Common Shares as of the date of this Prospectus Supplement.

        Except as otherwise stated above, none of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or will receive a direct or indirect interest in any property of the Company or any associate or affiliate of the Company.

        Except as otherwise stated above, none of the aforementioned persons, nor any director, officer, employee, consultant or partner, as applicable, of the aforementioned persons is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

INDEPENDENT AUDITOR

        The Company's auditors, PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia, report that they are independent from the Company within the meaning of the Code of Professional Conduct of Chartered Professional Accountants of British Columbia, Canada, and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC.

TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in the cities of Toronto, Ontario and Vancouver, British Columbia.

        The U.S. co-transfer agent for the Common Shares is Computershare Trust Company, N.A., at its offices in Golden, Colorado.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Platinum Group Metals Ltd. at Suite 788, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5, telephone (604) 899-5450 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE	OCTOBER 14, 2016

PLATINUM GROUP METALS LTD.

US$250,000,000

Common Shares
Debt Securities
Warrants
Subscription Receipts
Units

         Platinum Group Metals Ltd. (the "Company") may offer and sell, from time to time (the "Offerings"), common shares of the Company ("Common Shares"), debt securities ("Debt Securities"), warrants to purchase Common Shares ("Warrants"), subscription receipts ("Subscription Receipts") or any combination of such securities ("Units") (all of the foregoing collectively, the "Securities") up to an aggregate initial offering price of US$250,000,000 (or its equivalent in Canadian dollars) during the 25-month period that this short form base shelf prospectus (this "Prospectus"), including any amendments hereto, remains effective. Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a "Prospectus Supplement"). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by us or one of our subsidiaries. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of among other things, Securities, cash and assumption of liabilities.

         Investing in the Securities involves significant risks. Prospective investors should carefully consider the risk factors described under the heading "Risk Factors" in this Prospectus, in the applicable Prospectus Supplement with respect to a particular Offering and in the documents incorporated by reference herein and therein.

         The Offerings are made by a Canadian issuer that is permitted under a multijurisdictional disclosure system adopted by securities regulatory authorities in Canada and the United States (the "MJDS") to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"), and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

         Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular Offering and consult their own tax advisors with respect to their own particular circumstances.

         The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of British Columbia, Canada, that the majority of the Company's officers and directors and some or all of the experts named in this Prospectus are residents of a country other than the United States, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

         Neither the United States Securities and Exchange Commission (the "SEC") nor any state or Canadian securities regulator has approved or disapproved of the Securities, passed upon the accuracy or adequacy of this Prospectus or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         No underwriter has been involved in the preparation of this Prospectus or performed any review of the content of this Prospectus.

         The specific terms of the Securities with respect to a particular Offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered, (ii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities and any other terms specific to the Debt Securities being offered, (iii) in the case of Warrants, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered, (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, Debt Securities or Warrants, as the case may be, and any other terms specific to the Subscription Receipts being offered, and (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Subscription Receipts or Debt Securities comprising the Units. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

         This Prospectus does not qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance debt securities, including Debt Securities convertible into other Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. federal funds rate.

         All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

         This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. We may offer and sell Securities to, or through, underwriters or dealers, directly to one or more other purchasers, or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers or agents involved in the Offering and sale of the Securities and will set forth the terms of the Offering, the method of distribution of the Securities, including, to the extent applicable, the proceeds to us and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution.

         In connection with any Offerings, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transaction, if commenced, may be interrupted or discontinued at any time. See "Plan of Distribution".

         Our outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "PTM" and on the NYSE MKT, LLC (the "NYSE MKT") under the symbol "PLG". On October 13, 2016, the last trading day of the Common Shares prior to the date of this Prospectus, the closing price of the Common Shares on the TSX and NYSE MKT was CAN$2.71 and US$2.07, respectively. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, the Warrants, the Subscription Receipts and the Units will not be listed on any securities exchange. There is no market through which these Securities may be sold and purchasers may not be able to resell these Securities purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities, and the extent of issuer regulation. See "Risk Factors".

         Our head office is located at Suite 788, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5. Our registered and records office is located at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5.

         Each of Diana Walters, a director of the Company, and Charles Muller, Gert Roets and Gordon Cunningham, each of whom is a named expert in this Prospectus, resides outside of Canada and has appointed Platinum Group Metals Ltd., Suite 788, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5 as their agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against Ms. Walters, Mr. Muller, Mr. Roets and Mr. Cunningham, even though they have appointed an agent for service of process.

ii

        You should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. We have not authorized anyone to provide you with different information. We are not making an offer of the Securities in any jurisdiction where such offer is not permitted. You should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

        In this Prospectus and any Prospectus Supplement, unless the context otherwise requires, the terms "we", "our", "us" and the "Company" refer to Platinum Group Metals Ltd. and our direct and indirect subsidiaries.

iii

CAUTIONARY NOTE TO UNITED STATES INVESTORS

        We are permitted under the MJDS to prepare this Prospectus, any Prospectus Supplement, and the documents incorporated by reference herein and therein in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. All mineral resource and reserve estimates included in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein, have been or will be prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, mineral reserve and mineral resource information included and incorporated by reference in this Prospectus and any Prospectus Supplement is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

        In particular, Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issued imminently in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates included and incorporated by reference in this Prospectus and any Prospectus Supplement may not qualify as "reserves" under SEC standards.

        In addition, the information included and incorporated by reference in this Prospectus and any Prospectus Supplement may use the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" to comply with the reporting standards in Canada. Industry Guide 7 does not currently recognize mineral resources and U.S. companies are generally not permitted to disclose mineral resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves under Industry Guide 7. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. Investors are cautioned not to assume that any part of the reported "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" included and incorporated by reference in this Prospectus and any Prospectus Supplement is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted under NI 43-101; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. In addition, the documents included and incorporated by reference in this Prospectus and any prospectus Supplement may include information regarding adjacent or nearby properties on which we have no right to mine. The SEC does not normally allow U.S. companies to include such information in their filings with the SEC. For the above reasons, information included and incorporated by reference in this Prospectus and any Prospectus Supplement that describes our mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

RESERVE AND RESOURCE DISCLOSURE

        Due to the uncertainty that may be attached to inferred mineral resource estimates, it cannot be assumed that all or any part of an inferred mineral resource estimate will be upgraded to an indicated or measured mineral resource estimate as a result of continued exploration. Confidence in an inferred mineral resource estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out in NI 43-101. Inferred mineral resource estimates are excluded from estimates forming the basis of a feasibility study. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements"). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words "expect", "anticipate", "estimate", "may", "could", "might", "will", "would", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this Prospectus include, without limitation, statements with respect to:

  •
  production estimates and assumptions, including production rate, grade per tonne and smelter recovery;

  •
  production timing;

  •
  capital-raising activities, compliance with terms of indebtedness and the adequacy of capital;

  •
  revenue, cash flow and cost estimates and assumptions;

  •
  statements with respect to future events or future performance;

  •
  anticipated exploration, development, construction, production, permitting and other activities on the Company's properties;

  •
  the adequacy of capital, financing needs and the availability of and potential for receiving further commitments;

  •
  project economics;

  •
  future metal prices and exchange rates;

  •
  mineral reserve and mineral resource estimates; and

  •
  potential changes in the ownership structures of the Company's projects.

        Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the technical reports referred to in this Prospectus and in the documents incorporated by reference herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

        Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

  •
  additional financing requirements;

  •
  the Company's history of losses;

  •
  the inability of the Company to generate sufficient cash flow to make payment on its indebtedness under the Project 1 Working Capital Facilities (as defined herein) and the restrictions imposed by such indebtedness;

  •
  the Project 1 Working Capital Facilities are secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited ("PTM RSA") to the Lenders (as defined herein) under the Project 1 Working Capital Facilities, which potentially could result in the loss of the Company's interest in Project 1 (as defined herein), Project 3 (as defined herein), the Waterberg Project (as defined herein) and in PTM RSA in the event of a default under the Project 1 Working Capital Facilities;

  •
  the Company's negative cash flow;

  •
  the Company's ability to continue as a going concern;

  •
  delays in the production ramp-up of Project 1, which could result in a default under the Project 1 Working Capital Facilities;

  •
  there can be no assurance that underground development and production ramp-up at Project 1 will meet its production ramp-up timeline or that production at Project 1 will meet the Company's expectations;

  •
  delays in, or inability to achieve, planned commercial production;

  •
  discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

  •
  fluctuations in the relative values of the U.S. dollar, the Rand and the Canadian dollar;

  •
  volatility in metals prices;

  •
  the failure of the Company or its joint venture partners to fund their pro-rata share of funding obligations for Project 1 or the Waterberg JV Project (as defined herein);

  •
  the inability of the Company to find an additional and suitable joint venture partner for Project 1 and Project 3 within such time frame as may be determined by the South African Department of Mineral Resources (the "DMR");

  •
  any disputes or disagreements with the Company's joint venture partners;

  •
  other than Project 1, no known mineral reserves on the Company's properties;

  •
  completion of a pre-feasibility study for the Waterberg Project is subject to economic analysis requirements;

  •
  the ability of the Company to retain its key management employees and skilled and experienced personnel;

  •
  conflicts of interest;

  •
  litigation or other legal or administrative proceedings brought against the Company;

  •
  actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

  •
  exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave-ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

  •
  property and mineral title risks including defective title to mineral claims or property;

  •
  changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

  •
  equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

  •
  environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licenses;

  •
  extreme competition in the mineral exploration industry;

  •
  delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

  •
  risks of doing business in South Africa, including but not limited to labour, economic and political instability and potential changes to and failures to comply with legislation;

  •
  the failure to maintain or increase equity participation by HDSAs (as defined herein) in the Company's prospecting and mining operations and to otherwise comply with the Mining Charter (as defined herein); and

  •
  the other risks disclosed under the heading "Risk Factors" in this Prospectus and in the documents incorporated by reference herein.

        These factors should be considered carefully, and investors should not place undue reliance on the Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in the Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

        The mineral resource and mineral reserve figures referred to in this Prospectus and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum, palladium, rhodium and gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

        Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

        Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus are references to Canadian dollars. All references to "CAN$" are to Canadian dollars, references to "US$" are to United States dollars and references to "R" or "Rand" are to South African Rand.

        The audited consolidated financial statements of the Company as at and for the financial years ended August 31, 2015 and 2014, together with the notes thereto and the auditor's reports thereon (the "Annual Financial Statements") are presented in Canadian dollars. Effective September 1, 2015, the Company changed its presentation currency from the Canadian dollar to the United States dollar. Accordingly, the Company's unaudited interim condensed consolidated financial statements for the three months ended November 30, 2015 and the three and nine months ended May 31, 2016 (together, the "Interim Financial Statements", and together with the Annual Financial Statements, the "Financial Statements"), each incorporated by reference in this Prospectus, are presented in United States dollars. The change in presentation currency is to better reflect the Company's business activities and to improve investors' ability to compare the Company's financial results with other publicly traded businesses in the mining industry. The United States dollar is also the currency used for quoting prices in the Company's products. There has been no change to the Company's functional currency, being the Canadian dollar, or its subsidiaries' functional currencies, being the Rand.

        For further information regarding the Company's change in its presentation currency to the United States dollar, including the translation of certain information from Canadian dollars to United States dollars, see the Interim Financial Statements and the management's discussion and analysis of the Company related thereto, incorporated by reference in this Prospectus.

        The following table sets forth the rate of exchange for the United States dollar expressed in Canadian dollars in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated in each case based on the noon rate of exchange as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars.

Twelve Months Ended August 31,
	2015	2014
Average rate for period	CAN$1.2102	CAN$1.0776
Rate at end of period	CAN$1.3223	CAN$1.0858
High for period	CAN$1.3303	CAN$1.1251
Low for period	CAN$1.0863	CAN$1.0237

Nine Months Ended May 31,
	2016	2015
Average rate for period	CAN$1.3363	CAN$1.1868
Rate at end of period	CAN$1.3100	CAN$1.2465
High for period	CAN$1.4589	CAN$1.2803
Low for period	CAN$1.2544	CAN$1.1236

        The noon rate of exchange on October 13, 2016 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 equals CAN$1.3219.

        The following table sets forth the rate of exchange for the Rand expressed in Canadian dollars in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated in each case based on the noon rate of exchange as reported by the Bank of Canada for conversion of Rand into Canadian dollars.

Twelve Months Ended August 31,
	2015	2014
Average rate for period	CAN$ 0.1026	CAN$0.1026
Rate at end of period	CAN$0.09979	CAN$0.1019
High for period	CAN$ 0.1102	CAN$0.1067
Low for period	CAN$0.09858	CAN$0.0984

Nine Months Ended May 31,
	2016	2015
Average rate for period	CAN$0.09023	CAN$ 0.1028
Rate at end of period	CAN$0.08333	CAN$ 0.1026
High for period	CAN$0.09927	CAN$ 0.1102
Low for period	CAN$0.08210	CAN$0.09858

        The noon rate of exchange on October 13, 2016 as reported by the Bank of Canada for the conversion of Rand into Canadian dollars was one Rand equals CAN$0.09288.

 NOTICE REGARDING NON-IFRS MEASURES

        This Prospectus and the documents incorporated by reference herein include certain terms or performance measures that are not defined under International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"), such as cash costs, all-in sustaining costs and total costs per payable ounce, realized price per ounce, adjusted net income (loss) before tax, adjusted net income (loss) and adjusted basic earnings (loss) per share. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with the Financial Statements.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada (the "Commissions") and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at Suite 788, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5, telephone (604) 899-5450. These documents are also available through the internet on SEDAR, which can be accessed online at www.sedar.com and on EDGAR, which can be accessed online at www.sec.gov.

        The following documents of the Company are specifically incorporated by reference into, and form an integral part of, this Prospectus:

  (a)
  the annual information form of the Company dated November 24, 2015 for the financial year ended August 31, 2015 (the "Annual Information Form" or "AIF");

  (b)
  the management information circular of the Company dated January 4, 2016 prepared for the purposes of the annual general meeting of the Company held on February 26, 2016 at which each of the Company's directors was re-elected and the shareholders approved all other matters submitted to a shareholder vote;

  (c)
  the Annual Financial Statements;

  (d)
  the management's discussion and analysis of the Company for the financial year ended August 31, 2015;

  (e)
  the unaudited interim condensed consolidated financial statements of the Company for the three months ended November 30, 2015, together with the notes thereto;

  (f)
  the management's discussion and analysis of the Company for the three months ended November 30, 2015;

  (g)
  the unaudited interim condensed consolidated financial statements of the Company for the three and nine months ended May 31, 2016, together with the notes thereto;

  (h)
  the management's discussion and analysis of the Company for the nine months ended May 31, 2016;

  (i)
  the NI 43-101 technical report entitled "Mineral Resource Update on the Waterberg Project Located in the Bushveld Igneous Complex, South Africa" dated April 29, 2016 (the "April 2016 Waterberg Report");

  (j)
  the NI 43-101 technical report entitled "An Independent Technical Report on the Maseve Project (WBJV Project areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa" dated August 28, 2015 (the "Project 1 Report");

  (k)
  the material change report of the Company filed November 3, 2015 announcing that it had entered into a second lien credit agreement with Liberty Metals & Mining Holdings, LLC ("Liberty Holdings"), a subsidiary of Liberty Mutual Insurance, for a US$40 million secured loan facility (as subsequently amended on May 3, 2016 and September 19, 2016, the "Liberty Facility");

  (l)
  the material change report of the Company filed November 23, 2015 announcing that the Company had simultaneously drawn down, in full, US$40 million from the Liberty Facility and US$40 million (the "Original Sprott Advance") from the secured loan facility with Sprott Resource Lending Partnership, among other lenders (the lenders from time to time, the "Sprott Lenders") pursuant to a credit agreement dated February 13, 2015 (as subsequently amended on November 19, 2015, May 3, 2016 and September 19, 2016, the "Sprott Facility", and the Sprott Lenders, together with Liberty Holdings, the "Lenders");

  (m)
  the material change report of the Company filed January 12, 2016 announcing that the budget funded by Japan Oil, Gas and Metals National Corporation ("JOGMEC"), the Company's joint venture partner, for the Waterberg Project had been expanded from US$8.0 million to US$8.5 million for the annual period ending March 31, 2016;

  (n)
  the material change report of the Company filed January 26, 2016 announcing the consolidation of the Common Shares on the basis of one new Common Share for ten old Common Shares effective January 26, 2016 (the "Share Consolidation");

  (o)
  the material change report of the Company filed February 9, 2016 announcing the successful completion of hot commissioning at Project 1;

  (p)
  the material change report of the Company filed March 17, 2016 announcing that over 90% of recent infill drilling on the Waterberg Project had successfully intersected the "T" and "F" targeted layers;

  (q)
  the material change report of the Company filed April 19, 2016 announcing an increase in the resource estimate for platinum, palladium, rhodium and gold at the Waterberg JV Project;

  (r)
  the material change report of the Company filed May 5, 2016 announcing the modification agreements to the Sprott Facility and the Liberty Facility, each dated May 3, 2016 (together, the "May Credit Facility Amendments");

  (s)
  the material change report of the Company filed May 5, 2016 announcing that the Company had entered into an agreement with a syndicate of underwriters to buy, on a bought deal basis, 11,000,000 Common Shares, at a price of US$3.00 per Common Share (the "May Offering");

  (t)
  the material change report of the Company filed May 26, 2016 announcing the closing of the May Offering;

  (u)
  the material change report of the Company filed June 1, 2016 announcing new platinum, palladium and gold assay results for recent drill intercepts completed on the Waterberg Project;

  (v)
  the material change report of the Company filed July 14, 2016 announcing financial results and highlights for the nine months ended May 31, 2016;

  (w)
  the material change report of the Company filed September 20, 2016 announcing updates on Project 1 and the Waterberg Project and the modification agreements to the Sprott Facility and the Liberty Facility, each dated September 19, 2016 (together, the "September Credit Facility Amendments"); and

  (x)
  the material change report of the Company filed October 12, 2016 announcing that the Sprott Lenders have provided a US$5 million second advance (the "Second Sprott Advance") to the Company pursuant to an amended and restated credit agreement dated October 11, 2016 (the "Amended & Restated Sprott Credit Agreement" and the Sprott Facility, as amended and restated, the "Amended & Restated Sprott Facility", and together with the Liberty Facility, the "Project 1 Working Capital Facilities").

        Any document of the types referred to in the preceding paragraph (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 — Short Form Prospectus Distributions that are filed by us with a Commission after the date of this Prospectus and prior to the termination of an Offering under any Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus. In addition, any document filed by us with the SEC or furnished to the SEC on Form 6-K or otherwise after the date of this

Prospectus (and prior to the termination of an Offering) shall be deemed to be incorporated by reference into this Prospectus and the registration statement on Form F-10 of which this Prospectus forms a part (the "Registration Statement") (in the case of a Report on Form 6-K, if and to the extent expressly provided for therein).

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

        A Prospectus Supplement containing the specific terms of an Offering will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the Offering covered by that Prospectus Supplement.

        Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of our financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

        Without limiting the foregoing, on April 29, 2016, the Company filed the April 2016 Waterberg Report with an effective date of April 18, 2016. The April 2016 Waterberg Report supersedes and replaces the technical report titled "An Independent Technical Report on the Waterberg Project Located in the Bushveld Igneous Complex, South Africa" dated September 4, 2015 on the Waterberg Project and any earlier reports or estimates of resources for the Waterberg Project.

        Reference to the Company's website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and the Company disclaims any such incorporation by reference.

ADDITIONAL INFORMATION

        We have filed with the SEC the Registration Statement. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits to the Registration Statement for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        We are subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and applicable Canadian securities legislation, and in accordance therewith file and furnish reports and other information with the SEC and with the securities regulators in Canada. Under the MJDS, documents and other information that we file and furnish with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short

-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

        You may read any document that we have filed with or furnished to the SEC at the SEC's public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download the documents we have filed with the SEC under our corporate profile at www.sec.gov. You may read and download any public document that we have filed with the Canadian securities regulatory authorities under our corporate profile on the SEDAR website at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the Registration Statement: (i) the documents referred to under the heading "Documents Incorporated by Reference"; (ii) consents of PricewaterhouseCoopers LLP and the persons named under "Interest of Experts" herein; (iii) powers of attorney from certain directors and officers of the Company; and (iv) the form of Indenture (as defined below). A copy of the form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

 BUSINESS OF THE COMPANY

        The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

        The Company's material subsidiaries are one wholly-owned company, one majority-owned company and a 49.9% holding in a third company, all of which are incorporated under the company laws of the Republic of South Africa.

        The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary, PTM RSA. PTM RSA holds the Company's interests in the Project 1 (also known as the Maseve Mine) and Project 3 platinum mines of what was formerly the Western Bushveld Joint Venture ("Project 1" and "Project 3", respectively) through its 82.9% holdings in Maseve Investments 11 Proprietary Limited ("Maseve"). Wesizwe Platinum Ltd. ("Wesizwe"), through its subsidiary Africa Wide Mineral Prospecting and Exploration Proprietary Limited ("Africa Wide") has a 17.1% ownership interest in Maseve. See "Mineral Property Interests — Projects 1 and 3 of the Western Bushveld Complex" in the AIF.

        On August 20, 2014, an arbitrator ruled that Africa Wide's shareholding in Maseve would be reduced to 21.2766% as a result of its failure to fund its US$21.8 million share of an initial project budget and cash call for Project 1 that had been unanimously approved by the Maseve board of directors. On March 3, 2014, Africa Wide informed the Company that it would not be funding its US$21.52 million share of a second cash call. As a result, Africa Wide's ownership of Maseve has been further diluted to approximately 17.1% based on the dilution formula in the Maseve Shareholders Agreement (defined below), as confirmed by the arbitration. Correspondingly, the Company's ownership in Maseve has increased to approximately 82.9%. See "General Developments of the Business — Africa Wide Dilution" in the AIF and the risk factor in this Prospectus captioned "The dilution of Africa Wide may have a material adverse effect on the Company's business and results of operations".

        The Company also owns 49.9% of Mnombo Wethu Consultants Proprietary Limited ("Mnombo"), a black economic empowerment ("BEE") company, which holds a 26% participating interest in both the Waterberg joint venture project (the "Waterberg JV Project") and the Waterberg extension project (the "Waterberg Extension Project" and together with the Waterberg JV Project, the "Waterberg Project").

        Subsequent to the end of the Company's third fiscal quarter in 2016, the DMR requested an update regarding the Company's efforts to increase the HDSA (as defined herein) equity ownership percentage in Maseve from 17.1% to 26% following the dilution of Africa Wide's interest in Maseve. The Company remains open to considering commercial and strategic alternatives with regard to possible BEE transactions for Maseve. The Company met with the DMR in early June 2016 and the DMR requested a further update by August 7, 2016, while reminding the Company of the risk of potential action under Sections 47 and 93 of the Mineral and Petroleum Resources Development Act, No. 28 of 2002 (the "MPRDA") if the Company were not to increase the HDSA ownership percentage. The Company believes that any action in this regard is premature given that the court proceedings between the Chamber of Mines and the DMR in regard to the "once empowered, always empowered" principle and the introduction of the New Draft Charter (as defined herein) both remain pending.

The Company has made several attempts to schedule a meeting with the DMR to further discuss this issue. To date, while the Company has been advised by the DMR that the matter will be discussed at a later date, no such meeting has taken place and the DMR has not issued a notice of non-compliance with the MPRDA. See the risk factors in this Prospectus captioned "The dilution of Africa Wide may have a material adverse effect on the Company's business and results of operations" and "The failure to maintain or increase equity participation by HDSAs in the Company's prospecting and mining operations could adversely affect the Company's ability to maintain its prospecting and mining rights."

Project 1 and Project 3

        Project 1 and Project 3 are located on the Western Limb of the Bushveld Complex, 110 km west northwest of Pretoria and 120 km from Johannesburg. The approximately 47 km2 of mining rights comprising Project 1 and Project 3 are owned by Maseve, the project operating company in which the Company has an 82.9% interest and Wesizwe, through its subsidiary, Africa Wide, which has a 17.1% ownership interest. Maseve is governed by a shareholders' agreement among PTM RSA, Africa Wide and Maseve (the "Maseve Shareholders Agreement"). See "General Developments of the Business — Africa Wide Dilution" in the AIF. In April 2012, Maseve was granted a mining right over Project 1 and Project 3 (the "Mining Right") by the DMR.

        Delays in underground development, stoping rates and planned tonnages have resulted in delays in achieving full commercial production at Project 1. Production guidance provided for September 2016 was not achieved principally as a result of the inability to mine from higher grade and better thickness reef in Block 11 of Project 1. The infrastructure required for mining in September 2016, including water pumping and ventilation, was also completed later than scheduled, which delayed production. Planned production from Block 11 is now expected in October 2016. The Company currently expects commercial production to be achieved by early 2017.

        The current Project 1 mine plan calls for an aggregate of approximately 91,500 ounces platinum, palladium, rhodium and gold ("4E") (100% project basis) in concentrate to be produced from first production at the mine in early 2016 through the end of April 2017. Prior production guidance should not be relied upon.

Project 1 Working Capital Facilities

        The Company announced that it had drawn down under the Sprott Facility and the Liberty Facility in November 2015 and under the Amended & Restated Sprott Facility in October 2016. The Company pays interest under the Liberty Facility at 9.5% over LIBOR and interest under the Amended & Restated Sprott Facility at 8.5% over LIBOR. Under the Liberty Facility, a production payment of 1.5% of revenues from Project 1 is payable to Liberty Holdings. Payment and performance of the Company's obligations under the Project 1 Working Capital Facilities are guaranteed by PTM RSA and secured by a first and second priority security interest in favor of the Lenders in all of the Company's personal property, including a pledge over all of the issued shares in the capital of PTM RSA. The Project 1 Working Capital Facilities contain covenants that include certain limits on, among other things, the ability of the Company and PTM RSA to create indebtedness, create liens, enter into related party transactions, dispose of assets, amend or alter their corporate status or amalgamate, make acquisitions, amend or terminate material contracts, declare or provide dividends or distributions, make investments, materially change their businesses, or enter into agreements restricting the ability of their subsidiaries to pay dividends, make any other distributions, deliver minerals or perform other obligations under their material agreements. Further, pursuant to the Liberty Facility, the Company is obligated to notify Liberty Holdings if the Company or PTM RSA, or any of their subsidiaries (including without limitation Maseve and Mnombo) wishes to undertake any financings (other than a financing that is entirely an equity financing) and must provide Liberty Holdings with a summary of the terms of such financing. Subject to the terms and conditions in the Liberty Facility, Liberty Holdings shall have a right of first offer to provide such financing to the applicable entity on the terms contained in the notice provided. Also, pursuant to that certain intercreditor agreement entered into among the Lenders, the Company and PTM RSA in connection with the Project 1 Working Capital Facilities (the "Intercreditor Agreement"), and under certain circumstances described therein, Liberty Holdings has a right to purchase all of the outstanding obligations under the Amended & Restated Sprott Facility, in which case the Amended & Restated Sprott Facility will be assigned to Liberty Holdings, as Lender.

        Under the May Credit Facility Amendments, the September Credit Facility Amendments and the Amended & Restated Sprott Credit Agreement, the Company and the Lenders have agreed to extend the maturity dates of the Project 1 Working Capital Facilities, amend certain prepayment and repayment terms and amend certain events of default relating to production targets at Project 1. Under the terms of the September Credit Facility Amendments and the Amended & Restated Sprott Credit Agreement, the Company and the Lenders also agreed that the Company must pay, in partial prepayment of the Project 1 Working Capital Facilities, 50% of the net proceeds of any equity or debt financings (excluding intercompany financings) of the Company having a value exceeding US$1 million in the aggregate that close after January 31, 2017, in the case of the Amended & Restated Sprott Facility (the "Amended & Restated Sprott Facility Repayment Requirement"), and December 31, 2017, in the case of the Liberty Facility, subject to the terms of the Intercreditor Agreement (instead of after June 30, 2016 as was stipulated in the May Credit Facility Amendments).

        On October 12, 2016, the Company announced that the Sprott Lenders provided the Second Sprott Advance to the Company pursuant to the Amended & Restated Sprott Credit Agreement, which increased the Amended & Restated Sprott Facility to US$45 million. The material terms of the Amended & Restated Sprott Credit Agreement include:

  •
  interest shall accrue and become payable to the Sprott Lenders monthly on the Second Sprott Advance at a rate of LIBOR plus 8.5%, the same rate applied to the Original Sprott Advance;

  •
  the Second Sprott Advance may be repaid in six equal, monthly installments commencing on July 31, 2017, unless the Sprott Lenders elect for earlier repayment from the proceeds of an equity or debt financing (excluding an intercompany financing) prior to December 31, 2017, in which case all such net proceeds shall be paid to the Sprott Lenders in repayment of the Second Sprott Advance, notwithstanding the Amended & Restated Sprott Facility Repayment Requirement;

  •
  the Company must obtain certain regulatory approvals as a post-closing requirement of the Second Sprott Advance; and

  •
  the Company must complete equity financings raising gross proceeds of US$20 million by December 31, 2016 (the "Equity Financings").

        Other terms, conditions and covenants related to the Second Sprott Advance are substantially the same as for the Original Sprott Advance, as amended.

        As consideration for the accommodations provided by the Lenders in the May Credit Facility Amendments, the Company issued to the Lenders an aggregate of 263,308 Common Shares, representing 1% of the original principal amount payable under the Project 1 Working Capital Facilities. As consideration for the accommodations provided by the Lenders in the September Credit Facility Amendments, the Company issued to the Lenders an aggregate of 1,602,628 Common Shares, representing 5% of the original principal amount payable under the Project 1 Working Capital Facilities. As consideration for the Second Sprott Advance, the Company has agreed to issue 113,963 Common Shares by October 31, 2016, representing 5% of the value of the Second Sprott Advance (using the Bank of Canada noon exchange rate on October 7, 2016). The Common Shares were valued at CAN$2.9185, which represented the 10-day volume weighted average price of the Common Shares on the TSX of CAN$3.2428, less a 10% discount. See "Prior Sales".

        Events of default under the Project 1 Working Capital Facilities include:

  •
  failure to complete the Equity Financings;

  •
  the failure to pay principal when due and payable or interest, fees or other amounts payable;

  •
  the breach by the Company of any financial covenant;

  •
  a default under any other indebtedness of the Company;

  •
  a change in control of the Company;

  •
  failure to maintain planned production targets, as required by the September Credit Facility Amendments and the Amended & Restated Sprott Credit Agreement;

  •
  failure to obtain all required consents, authorizations or approvals of the South African Reserve Bank (the "SARB") in connection with the Amended & Restated Sprott Credit Agreement by April 5, 2017;

  •
  the occurrence of any event that could have a material adverse effect; and

  •
  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution or cessation of business of the Company.

Waterberg Project

        PTM RSA is the operator of the Waterberg Project with JOGMEC and Mnombo. The Waterberg Project is comprised of the Waterberg JV Project, a contiguous granted prospecting right area of approximately 255 km2, and the Waterberg Extension Project, an 864 km2 area of granted and applied-for prospecting rights located adjacent and to the north of the Waterberg JV Project, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus).

        On September 28, 2009, PTM RSA, Mnombo and JOGMEC entered into an agreement, as later amended on May 20, 2013 (the "JOGMEC Agreement"), whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of US$3.2 million over four years. At the same time, Mnombo could earn a 26% participating interest in exchange for matching JOGMEC's expenditures on a 26/74 basis (US$1.12 million). In April 2012, JOGMEC completed its US$3.2 million earn-in requirement to earn a 37% interest in the Waterberg JV Project. Following JOGMEC's earn-in, PTM RSA funded Mnombo's 26% share of costs for US$1.12 million until the earn-in phase of the joint venture ended in May 2012. PTM RSA holds the prospecting rights granted by the DMR for the Waterberg JV Project, and Mnombo is identified as the Company's BEE partner.

        On January 20, 2015, PTM RSA and Mnombo entered into a written joint venture agreement effective February 1, 2012 relating to the Waterberg Extension Project, in which PTM RSA has a 74% interest and Mnombo has a 26% interest (the "Waterberg Extension JV Agreement"). PTM RSA holds the prospecting rights filed with the DMR for the Waterberg Extension Project, and Mnombo is identified as the Company's BEE partner.

        On May 26, 2015, the Company announced a second amendment to the JOGMEC Agreement (the "JOGMEC 2nd Amendment"). Pursuant to the terms of the JOGMEC 2nd Amendment, the Waterberg JV Project and the Waterberg Extension Project are to be consolidated and contributed into a newly created operating company named Waterberg JV Resources Proprietary Limited ("Waterberg JV Co."). The Company is to hold 45.65% of Waterberg JV Co. while JOGMEC is to own 28.35% and Mnombo will hold 26%. Through its 49.9% share of Mnombo, the Company will hold an effective 58.62% of Waterberg JV Co., post-closing. Once Waterberg JV Co. is fully organized and the transactions contemplated in the JOGMEC 2nd Amendment are completed, the Waterberg Extension JV Agreement will be dissolved. Based on the June 2014 Waterberg Project resource estimate, the number of ounces owned by each entity did not change with the revised ownership percentages. Under the JOGMEC 2nd Amendment, JOGMEC has committed to fund US$20 million in expenditures over a three-year period ending March 31, 2018, of which US$8 million has been funded by JOGMEC to March 31, 2016 and the first US$6 million to be spent in each of the following two 12-month periods will also be funded by JOGMEC. Waterberg Project expenditures in excess of US$6 million in either of the following 12-month periods are to be funded by PTM RSA, Mnombo and JOGMEC pro-rata to their interests in Waterberg JV Co. The Company remains the Waterberg Project operator under the JOGMEC 2nd Amendment. Under the terms of the JOGMEC 2nd Amendment, closing of this transaction will take place on a date to be agreed between the parties, as soon as reasonably possible after the grant of approval by the DMR under Section 11 of the MPRDA to transfer title of the prospecting rights. As a matter of law, the closing will also be dependent upon the approval of the competition authorities under the South African Competition Act, 89 of 1998. If closing of this transaction does not occur, the JOGMEC 2nd Agreement will terminate and the parties will default to the JOGMEC Agreement arrangement, with such portion of the US$20 million in expenditures funding already paid by JOGMEC being deemed to be an advance by JOGMEC towards its future spending commitments on the Waterberg JV Project. The Company and Mnombo will be required to make corresponding cash payments in respect of the Waterberg JV Project to pro rata match the advance payments made by JOGMEC, within 120 days of the termination of the JOGMEC 2nd Amendment, failing which they shall suffer equity dilutions under the JOGMEC Agreement as if such equivalent pro rata amounts were approved program funding in which they elected not to participate.

        The Company carried Mnombo's 26% share of expenses in the Waterberg Project until March 31, 2015. JOGMEC has been funding expenses since March 31, 2015 under the terms of the JOGMEC 2nd Amendment.

April 2016 Waterberg Report

        The following is the extracted summary section from the April 2016 Waterberg Report prepared for the Company by Mr. Charles Muller of CJM Consulting, South Africa, (Pty) Ltd. ("CJM"). The April 2016 Waterberg Report is incorporated by reference herein and, for full technical details, reference should be made to the complete text of the April 2016 Waterberg Report.

        The following summary does not purport to be a complete summary of the Waterberg Project and is subject to all the assumptions, qualifications and procedures set out in the April 2016 Waterberg Report and is qualified in its entirety with reference to the full text of the April 2016 Waterberg Report. Readers should read this summary in conjunction with the April 2016 Waterberg Report. Readers are directed to review the full text of the report, available for review under the Company's profile on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov, for additional information.

  1.1    Introduction

  CJM was requested by PTM RSA, on behalf of the Company, the issuer, to complete the April 2016 Waterberg Report for the Waterberg Project. The Waterberg Project covers a buried portion of the Northern Limb of the Bushveld Complex where a deposit containing platinum group metals ("PGMs"), gold and base metals ("Cu", "Ni") has been discovered through drilling. The objective of the April 2016 Waterberg Report is to provide an update to the mineral resources on the Waterberg Project, to comply with disclosure and reporting requirements set forth in the Toronto Stock Exchange Manual, NI 43-101, Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101.

  The April 2016 Waterberg Report reviews the geology, the exploration activities and states the most recent mineral resource estimation on the Waterberg Project (Effective Date: 18 April-2016). The report provides an update of the exploration activities completed subsequent to the last filed technical report on the resource estimate dated 20 July-2015 up to the effective date of 04 September-2016 to correspond to the public disclosure up to that date.

  1.2    Waterberg Project Area and Location

  The Waterberg Project is some 85 km north of the town of Mokopane (formerly Potgietersrus), within Limpopo Province, South Africa and covers an area along the strike length of the previously unknown northward extension of the Bushveld Complex. The Waterberg Project can be accessed via dirt roads exiting off sealed highway N11.

  The Waterberg Project is comprised of several prospecting rights covering an area of 111,882 ha. The Waterberg Project is owned by a joint venture consisting of the Company, Mnombo, and JOGMEC. Conversion of the prospecting right into a mining right within the renewal period of three years is allowed. The area of the prospecting rights extends some 42 km from north to south and 42 km from east to west.

  The Waterberg Project area is an extension of the trend at the northern tip of the Bushveld Complex and is the result of some detailed geophysical, geochemical and geological work that indicated potential for a package of Bushveld Complex rocks under the Waterberg group sedimentary cover rocks (the "Waterberg Group").

  1.3    Geological Setting, Deposit Type and Mineralization

  The Bushveld and Molopo Complexes in the Kaapvaal Craton are two of the most well-known mafic/ultramafic layered intrusions in the world. The Bushveld Complex was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup, largely along an unconformity between the Magaliesberg quartzite of the Pretoria Group and the overlying Rooiberg felsites. It is estimated to exceed 66,000 km2 in extent, of which about 55% is covered by younger formations. The Bushveld Complex hosts several layers rich in PGMs, chromium and vanadium, and constitutes the world's largest known resource of these metals.

  The Waterberg Project is situated off the northern end of the previously known Northern Limb, where the mafic rocks have a different sequence to those of the Eastern and Western Limbs.

  PGM mineralisation within the Bushveld package underlying the Waterberg Project is hosted in two main layers: the T Zone and the F Zone.

  The T Zone occurs within the Main Zone just beneath the contact of the overlaying Upper Zone. Although the T Zone consists of numerous mineralised layers, three potential economical layers were identified, T1, T2HW and T2 — Layers. They are composed mainly of anorthosite, pegmatoidal gabbros, pyroxenite, troctolite, harzburgite, gabbronorite and norite.

  The F Zone is hosted in a cyclic unit of olivine rich lithologies towards the base of the Main Zone towards the bottom of the Bushveld Complex. This zone consists of alternating units of harzburgite, troctolite and pyroxenites. The F Zone was divided into the FH and FP layers. The FH layer has significantly higher volumes of olivine in contrast with the lower lying FP layer, which is predominately pyroxenite. The FH layer is further subdivided into six cyclic units chemically identified by their geochemical signature, especially chrome. The base of these units can also be lithologically identified by a pyroxenite layer.

  1.4    Local Geology

  The Waterberg Project is located along the strike extension of the Northern Limb of the Bushveld Complex. The geology consists predominantly of the Bushveld Main Zone gabbros, gabbronorites, norites, pyroxenites and anorthositic rock types with more mafic rock material such as harzburgite and troctolites that partially grade into dunites towards the base of the package. In the southern part of the project area, Bushveld Upper Zone lithologies such as magnetite gabbros and gabbronorites do occur as intersected in drillhole WB001 and WB002. The Lower Magnetite Layer of the Upper Zone was intersected on the south of the project property (Disseldorp) where drillhole WB001 was drilled and intersected a 2.5 m thick magnetite band.

  On the property, the Bushveld package strikes south-west to north east with a general dip of 34o – 38o towards the west is observed from drillhole core for the layered units intersected on Waterberg property within the Bushveld Package (Figure 1). However, some structural blocks may be tilted at different angles depending on structural and /or tectonic controls.

  The Bushveld Upper Zone is overlain by a 120 m to 760 m thick Waterberg Group which is a sedimentary package predominantly made up of sandstones, and within the project area the two sedimentary formations known as the Setlaole and Makgabeng Formations constitute the Waterberg Group. The Waterberg package is flat lying with dip angles ranging from to 2o to 5o. Figure 1 gives an overview of interpreted geology for the Waterberg Project.

 Figure 1:
Drillhole location and Interpreted Geology of the Waterberg Project

-50000
0
Legend
Major Structures
Structures
Local Dykes
Waterberg_outcrop
Archean Granite Complex
Basement
Basement Complex
Diabase
Granite dykes and bodies
Platreef
Bumbeni Cplx
Clarens Fm, Karoo Spgrp
Drakensberg Grp, Karoo Spgrp
Enon Fm, Uitenhage Grp
Jozini Fm, Lebombo Grp
Karoo Dolerite Sui
Karoo Spgrp
Komatipoort Sui
Letaba Fm, Lebombo Grp
Movene Fm, Lebombo Grp
Mpilo Fm, Bumbeni Cplx
Suurberg Grp
Tshokwane Granophyre
-2570000
-2600000
-50000
0
0 2.5 5 10 15 20 25 Kilometers
Projection: Transverse Mercator
Datum: Hartebeesthoek 1994
False Easting: 0.0000
Central Meridian: 29.0000
Scale Factor: 1.0000
Latitude Of Origin: 0.0000
Units: Meter

  1.5    Exploration Status

  The Waterberg Project is an advanced project that has undergone preliminary economic evaluations which have warranted further work. Drilling to date has given the confidence to classify mineral resources as Inferred and Indicated.

  1.6    Sample Preparation

  The sampling methodology concurs with the Company's protocol based on industry best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire potentially economic unit, with sufficient shoulder sampling to ensure the entire economic zones are assayed.

  1.7    Analysis

  For the present database, field samples have been analysed by two different laboratories: the primary laboratory is currently Set Point laboratories (South Africa). Genalysis (Australia) is used for referee test work to confirm the accuracy of the primary laboratory.

  Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10 mm. The samples are then milled for 5 minutes to achieve a fineness of 90% less than 106 μm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

  Samples are analysed for Pt (ppm), Pd (ppm) Rh (ppm) and Au (ppm) by standard 25 g lead fire-assay using a silver collector. Rh (ppm) is assayed using the same method but with a palladium collector and only for selected samples. After pre-concentration by fire assay the resulting solutions are analysed using ICP-OES (Inductively Coupled Plasma — Optical Emission Spectrometry).

  The base metals (copper, nickel, cobalt and chromium) are analysed using ICP-OES (Inductively Coupled Plasma — Optical Emission Spectrometry) after a multi-acid digestion. This technique results in "almost" total digestion.

  The drilling, sampling and analytical aspects of the project are considered to have been undertaken to industry standards. The data is considered to be reliable and suitable for mineral resource estimation.

  1.8    Drilling

  The data from which the structure of the mineralised horizons was modelled and grade values estimated were derived from a total of 293,538 meters of diamond drilling. This report updates the mineral resource estimate using this dataset. The drillhole dataset consists of 294 drillholes and 459 deflections, at the date of data cut-off (April 1, 2016).

  The management of the drilling programmes, logging and sampling have been undertaken from two facilities: one at the town of Marken in Limpopo Province, South Africa and the other on the farm Goedetrouw 366LR within the prospecting right area.

  Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company. The core is collected from the drilling site on a daily basis by PTM personnel and transported to the coreyard. Before the core is taken off the drilling site, core recovery and the depths are checked. Core logging is done by hand on a pro-forma sheet by qualified geologists under supervision of the Waterberg Project geologist.

  1.9    Quality Control and Quality Assurance

  The Company has instituted a complete QA/QC programme including the insertion of blanks and certified reference materials as well as referee analyses. The programme is being followed and is considered to be to industry standard. The data is as a result, considered reliable in the opinion of the Qualified Person.

  1.10    Mineral Resources

  This report documents the mineral resource estimate — Effective Date: April 18, 2016. The mineral resources are reported in the table below. Infill drilling over portions of the Waterberg Project area and new estimation methodology has made it possible to estimate a new mineral resource estimate and upgrade portions of the mineral resource to the Indicated category. The Mineral Resource Statement is summarised in Table 1.

Table 1
F Zone
Mineral Resource Details

Cut-off	Tonnage	Grade					Metal
3PGE+Au		Pt	Pd	Au	Rh	3PGE+Au	3PGE+Au
g/t	Mt	g/t	g/t	g/t	g/t	g/t	Kg	Moz
Indicated
2	281.184	0.9	1.9	0.2	0	3.03	851 988	27.39
2.5	179.325	1.1	2.2	0.2	0	3.49	625 844	20.12
3	110.863	1.2	2.5	0.2	0	3.95	437 909	14.08
Inferred
2	177.961	0.8	1.8	0.1	0	2.76	491 183	15.79
2.5	84.722	1	2.1	0.2	0	3.35	283 819	9.125
3	43.153	1.2	2.5	0.2	0	3.96	170 886	5.494

 T Zone

Cut-off	Tonnage	Grade					Metal
2PGE+Au		Pt	Pd	Au	Rh	2PGE+Au	2PGE+Au
g/t	Mt	g/t	g/t	g/t	g/t	g/t	Kg	Moz
Indicated
2	36.308	1.1	1.8	0.7	—	3.61	131 162	4.217
2.5	30.234	1.2	1.9	0.8	—	3.88	117 363	3.773
3	22.33	1.3	2.1	0.9	—	4.28	95 640	3.075
Inferred
2	23.314	1.1	1.8	0.7	—	3.66	85 240	2.741
2.5	21.196	1.1	1.9	0.8	—	3.79	80 394	2.585
3	14.497	1.3	2.1	0.9	—	4.28	62 082	1.996

Waterberg Total

Cut-off	Tonnage	Grade					Metal
3PGE+Au		Pt	Pd	Au	Rh	3PGE+Au	3PGE+Au
g/t	Mt	g/t	g/t	g/t	g/t	g/t	Kg	Moz
Indicated
2	317.492	0.9	1.9	0.2	0	3.1	983 150	31.61
2.5	209.559	1.1	2.2	0.3	0	3.55	743 207	23.89
3	133.193	1.2	2.5	0.3	0	4.01	533 549	17.15
Inferred
2	201.275	0.9	1.8	0.2	0	2.86	576 423	18.53
2.5	105.918	1	2.1	0.3	0	3.44	364 213	11.71
3	57.65	1.2	2.4	0.4	0	4.04	232 968	7.49

  Notes to Table 1:

  1.
  Mineral resources are classified in accordance with the SAMREC standards. There are certain differences with the "CIM Standards on Mineral Resources and Reserves"; however, in this case the Company and the QP believe the differences are not material and the standards may be considered the same. Mineral resources do not have demonstrated economic viability and inferred resources have a high degree of uncertainty. Mineral resources might never be upgraded or converted to reserves.

  2.
  Mineral resources are provided on a 100% project basis. Inferred and indicated categories are separate. The estimates have an effective date of April 18th 2016. Tables may not add perfectly due to rounding. For the purposes of inclusion of this table from the April 2016 Waterberg Report in this Prospectus, the figures have been subject to further rounding.

  3.
  A cut-off grade of 2.5 g/t 3E (platinum, palladium and gold) for the T zone and 2.5 g/t 4E for the F zone is applied to the selected base case mineral resources. Prior to July 20, 2015, a 2 g/t cut-off was applied to resource estimates. For comparison with earlier resources a 2 g/t cut-off on the updated resource model is presented above. Cut-off grades of 3.0 g/t 4E are also presented as certain mining plans in early years may apply higher cut-offs for the Pre-Feasibility Study.

  4.
  Cut off for the T and the F zones considered costs, smelter discounts, concentrator recoveries from the previous and ongoing engineering work completed on the property by the Company and its independent engineers. Spot and three-year trailing average prices and exchange rates are considered for the cut-off considerations. Metallurgical work indicates that an economically attractive concentrate can be produced from standard flotation methods.

  5.
  Mineral resources were completed by Charles Muller of CJM and are reported in an NI 43-101 technical report for the mineral resources reported herein, effective April 18, 2016.

  6.
  Mineral resources were estimated using Kriging methods for geological domains created in Datamine Studio3 from 262 mother holes and 322 deflections in mineralization. A process of geological modelling and creation of grade shells using indicating kriging was completed in the estimation process.

  7.
  The estimation of mineral resources have taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors. The mineral resources may be materially affected by metals prices, exchange rates, labour costs, electricity supply issues or many other factors detailed in the Company's Annual Information Form.

  8.
  The following United States dollar prices based on an approximate recent 3-year trailing average in accordance with the SEC guidance were used for the assessment of Resources; Pt 1,243/oz, Pd 720/oz, Au 1,238/oz, Rh 1,015/oz — see "Cautionary Note to United States Investors".

  9.
  Estimated grades and quantities for by-products will be included in recoverable metals and estimates in the on-going pre-feasibility work. Copper and Nickel are the main value by-products recoverable by flotation and for indicated resources are estimated at 0.18% copper and 0.10% nickel in the T zone 0.07% copper and 0.16% nickel in the F zone.

  Previous Waterberg Project Resource dated July 20, 2015:

  Indicated: 121 million tonnes grading 3.24 g/t 3E (0.97 g/t Pt, 2.11 g/t Pd, 0.16 g/t Au, 2.5 g/t cut-off)

  Inferred: 246 million tonnes grading 3.25 g/t 3E, (0.94 g/t Pt, 2.09 g/t Pd, 0.16 g/t Au, 2.5 g/t cutoff)

  The data that formed the basis of the estimate are the drillholes drilled by PTM which consist of geological logs, the drillhole collars, the downhole surveys and the assay data, all of which were validated by the QP. The area where each layer was present was delineated after examination of the intersections in the various drillholes.

  There is no guarantee that all or any part of the Mineral Resource will be converted to a Mineral Reserve.

  1.11    Interpretation and Conclusions

  Exploration drilling by PTM has intersected layered magmatic PGM mineralisation in what is interpreted to be the northern extension of the Northern Limb of the Bushveld Complex under the Waterberg Group rocks. This has confirmed the existence of mineralised zones with potentially economic concentrations of PGM's. Improved understanding of the geology allowed improved Resource estimations which provided increases in the Resources reported.

  The Estimation was undertaken using best practises in terms of geostatistics.

  The objectives in terms of adherence to the Scope of this Study were met in that an updated resource model was produced.

  The delineation of the F Zone and T Zone units has been advanced due to better understanding of the geology. As with the previous resource estimate, this mineral resource estimate used mineralised layers identified within this Waterberg Project area. The database used for this estimate consisted of 294 drillholes and 459 deflections. The mineralisation is considered open down-dip and along strike. The Waterberg Project represents one of the largest discoveries of PGE mineralization in recent history. Metallurgical work completed at Mintek along with previously published PEA adds to the confidence in this discovery.

  1.12    Recommendations

  It is recommended that exploration drilling continues in order to advance the geological confidence in the deposit through infill drilling. This will provide more data for detailed logging and refined modelling. This is expected to confirm the geological continuity and allow the declaration of further Indicated Mineral Resources.

  Given the results of the diamond drilling on the northern area and the extent of target areas generated by geophysical surveys, the completion of the planned exploration drilling is recommended north of the location of the current exploration programme. The objective of the exploration drilling would be to find the limit of the current deposit, confirm the understanding of the F Zone and allow appropriate selection of the potential mining cut. This will improve geoscientific confidence in order to upgrade mineral resources to the Indicated category.

  Metallurgical and other engineering work completed and underway indicates that a Pre-feasibility study is warranted and recommended to proceed on the Waterberg Project. The deposit should be studied for mechanised mining methods such as room and pillar and long hole mining as a result of the thickness of both the T and F Zones.

Other Projects

        The Company also holds interests in various other early stage exploration projects located in Canada and in South Africa. The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Recent Developments

        Effective July 1, 2016, we set the salary of R. Michael Jones, our Chief Executive Officer, at CAN$525,000, Frank Hallam, our Chief Financial Officer, at $475,000 and Peter Busse, our Chief Operating Officer, at CAN$350,000. We also established the maximum discretionary cash bonus eligibility with respect to the calendar year ended December 31, 2016 at up to 70% of such salaries for Messrs. Jones and Hallam and up to 60% of such salary for Mr. Busse, based on milestones and deliverables established by the compensation committee of the Company.

        Further details concerning the Company, including information with respect to the Company's assets, operations and history, are provided in the AIF and other documents incorporated by reference into this Prospectus. Readers are encouraged to thoroughly review these documents as they contain important information about the Company.

 RISK FACTORS

        An investment in the Securities involves a high degree of risk and must be considered a highly speculative investment due to the nature of the Company's business and the present stage of exploration and development of its mineral properties. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production.

        Prospective purchasers of the Securities should carefully consider the risk factors set out below, as well as the information included in any Prospectus Supplement and in documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement, before making an investment decision to purchase the Securities. Specific reference is made to the section entitled "Risk Factors" in the AIF. See "Documents Incorporated by Reference". Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Securities. Each of the risks described herein and in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, cause actual events to differ materially from those described in the Forward-Looking Statements and information relating to the Company and could result in a loss of your investment. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also have a material adverse effect on the Company.

Risks Relating to the Company

The Company will require additional financing, which may not be available on acceptable terms, if at all.

        The Amended & Restated Sprott Facility requires the Company to complete the Equity Financings by December 31, 2016. Even if the Equity Financings and any Offerings are successfully completed, the Company may be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for the development and operation of Project 1 and the continued exploration on the Waterberg Project, as well as for general working capital purposes. The Project 1 Working Capital Facilities provide, however, that the Sprott Lenders can require repayment of the Second Sprott Advance from the proceeds of an equity or debt financing (excluding intercompany financings) prior to December 31, 2017. In addition, 50% of the proceeds from any equity or debt financings (excluding intercompany financings) with a value exceeding US$1 million that close after January 31, 2017, in the case of the Amended & Restated Sprott Facility (not including financings where the proceeds are used to repay the Second Sprott Advance, at the election of the Sprott Lenders) and December 31, 2017, in the case of the Liberty Facility, are to be paid to the Lenders in partial repayment of the Project 1 Working Capital Facilities, subject to terms and conditions of the Intercreditor Agreement.

        The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that financing will be available to the Company or, if it is available, that it will be offered on acceptable terms. If additional financing is raised through the issuance of the Securities, this may have a depressive effect on the price of the Common Shares and the interests of shareholders in the net assets of the Company may be diluted.

        Any failure by the Company to obtain required financing on acceptable terms or on a timely basis could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavorable basis. Any such delay or sale could have a material adverse effect on the Company's financial condition, results of operations and liquidity. Failure to complete the Equity Financings by December 31, 2016 would constitute an event of default under the Project 1 Working Capital Facilities. Any default under the Project 1 Working Capital Facilities could result in the loss of the Company's entire interest in PTM RSA, and therefore its interests in Project 1, Project 3 and the Waterberg Project.

The Company has a history of losses and it anticipates continuing to incur losses.

        The Company has a history of losses. The Company anticipates continued losses until it can successfully place one or more of its properties into commercial production on a profitable basis. It could be years before the Company receives any profits from any production of metals, if ever. If the Company is unable to generate significant revenues with respect to its properties, the Company will not be able to earn profits or continue operations.

The Company may be unable to generate sufficient cash to service its debt, the terms of the agreements governing the Company's debt may restrict its current or future operations and the indebtedness may adversely affect the Company's financial condition and results of operations.

        The Company's ability to make scheduled payments on the Project 1 Working Capital Facilities will depend on its ability to successfully ramp-up production at Project 1, and on the Company's financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. If the Company's cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance the Company's indebtedness, including indebtedness under the Project 1 Working Capital Facilities. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations.

        In addition, a breach of the covenants under the Project 1 Working Capital Facilities or the Company's other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt, may result in the imposition of default interest, and may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In particular, a cross default provision applies to the Amended & Restated Sprott Facility and the Liberty Facility. In the event a Lender accelerates the repayment of the Company's borrowings, the Company may not have sufficient assets to repay its indebtedness.

        The Project 1 Working Capital Facilities contain a number of covenants that impose operating and financial restrictions on the Company and may limit the Company's ability to engage in acts that may be in its long term best interest. In particular, the Project 1 Working Capital Facilities restrict the Company's ability to modify material contracts, to dispose of assets, to use the proceeds from permitted dispositions, to incur additional indebtedness, to enter into transactions with affiliates, and to grant security interests or encumbrances and to use proceeds from future debt or equity financings. In addition, the Company must obtain the consent of the agent under each Project 1 Working Capital Facility to consolidate and contribute the Waterberg JV Project and the Waterberg Extension Project to Waterberg JV Co. Such consents may not be unreasonably withheld by the agents. As a result of these restrictions, the Company may be limited in how it conducts its business, may be unable to raise additional debt or equity financing, may be unable to compete effectively or to take advantage of new business opportunities or may become in breach of its obligations to joint venture partners and others, each of which may affect the Company's ability to grow in accordance with its strategy or may otherwise adversely affect its business and financial condition.

        Further, the Company's maintenance of substantial levels of debt could adversely affect its financial condition and results of operations and could adversely affect its flexibility to take advantage of corporate opportunities. Substantial levels of indebtedness could have important consequences to the Company, including:

  •
  limiting the Company's ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non-strategic divestitures;

  •
  requiring a substantial portion of the Company's cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

  •
  increasing the Company's vulnerability to general adverse economic and industry conditions;

  •
  exposing the Company to the risk of increased interest rates for any borrowings at variable rates of interest;

  •
  limiting the Company's flexibility in planning for and reacting to changes in the industry in which it competes;

  •
  placing the Company at a disadvantage compared to other, less leveraged competitors; and

  •
  increasing the Company's cost of borrowing.

The Company has granted first and second ranking security interests in favour of the Lenders over all of its personal property, subject to certain exceptions, and the Company has pledged its shares of PTM RSA to the Lenders under the Project 1 Working Capital Facilities, which may have a material adverse effect on the Company.

        To secure its obligations under the Project 1 Working Capital Facilities (and in the case of the Liberty Facility, the production payment agreement between the Company, PTM RSA and Liberty Holdings, dated November 19, 2015, as amended, with respect to Project 1 and Project 3 (the "Production Payment Agreement")), the Company has entered into a general security agreement under which the Company has granted first and second ranking security interests in favour of the Lenders over all of its present and after-acquired personal property, subject to certain exceptions, and a share pledge agreement pursuant to which the Company has granted a first and second priority security interest in favour of the Lenders over all of the issued shares in the capital of PTM RSA. PTM RSA has also guaranteed the Company's obligations to the Lenders. These security interests and guarantee may impact the Company's ability to obtain project financing for the Waterberg Project or its ability to secure other types of financing. The Project 1 Working Capital Facilities have various covenants and provisions, including target production provisions, payment covenants and financial tests that must be satisfied and complied with during the term of the Project 1 Working Capital Facilities. There is no assurance that such covenants will be satisfied. Any default under Project 1 Working Capital Facilities, including any covenants thereunder, could result in the loss of the Company's entire interest in PTM RSA, and therefore its interests in Project 1, Project 3 and the Waterberg Project.

The Company has a history of negative operating cash flow, and may continue to experience negative operating cash flow.

        The Company has had negative operating cash flow in recent financial years. The Company's ability to achieve and sustain positive operating cash flow will depend on a number of factors, including the Company's ability to produce at Project 1 on a profitable basis and advance the Waterberg Project into production. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves to fund such negative cash flow. The Project 1 Working Capital Facilities require that the Company maintain consolidated cash and cash equivalents of at least US$5 million and working capital in excess of US$5 million. The Liberty Facility requires that the Company maintain a debt service coverage ratio of at least 1.20 to 1. The Company may be required to raise additional funds through the issuance of additional equity or debt securities to satisfy the minimum cash balance requirements under the Project 1 Working Capital Facilities. The Project 1 Working Capital Facilities provide, however, that a portion of the proceeds from any equity or debt financings (excluding intercompany financings) are required to be paid to the Lenders in partial repayment of the Project 1 Working Capital Facilities, subject to the terms and conditions of the Intercreditor Agreement. See "Business of the Company — Project 1 Working Capital Facilities". There can be no assurance that additional debt or equity financing or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those obtained previously.

The Company may not be able to continue as a going concern.

        The Company has limited financial resources. The Company's ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves and successfully establishing profitable production of such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company's ability to continue exploration and development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company's estimates. The amounts attributed to the Company's exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value.

There may be further delays in the production ramp-up of Project 1 which could result in a default under the Project 1 Working Capital Facilities and could have a material adverse effect on the Company's financial condition and prospects.

        The ramp-up of production at Project 1 has been slower than anticipated and the Company may experience further delays. Timelines are based on management's current expectations and may be affected by a number of factors, including:

  •
  the availability of adequate funds to complete underground development, including the anticipated net proceeds of an Offering, or funds obtained through alternative sources of financing;

  •
  the ability of the Company to complete the Equity Financings by December 31, 2016;

  •
  consultants' analyses and recommendations;

  •
  the rate at which expenditures are incurred;

  •
  delays in construction schedules;

  •
  contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

  •
  availability of major equipment and personnel;

  •
  the Company's ability to maintain requisite permits and licenses (including a water use license, and the environmental authorization held by Maseve);

  •
  other potentially required authorizations arising from recent legislative amendments; and

  •
  the rate of underground development in the north and south declines.

        Some of the above factors are beyond the Company's control and could cause management's timelines not to be realized. It is common for mining projects to experience unexpected costs, problems and delays. The targeted start date for first concentrate production at Project 1 in the fourth quarter of calendar 2015 was delayed. Delays in production ramp-up at Project 1 have also occurred. While there has been no material cost overrun with regard to capital costs, the delay in ramp-up of production at Project 1 has caused a delay in the Company's receipt of anticipated production revenue. The Company had planned to use this revenue to cover a portion of the ongoing capital costs of Project 1. As of September 30, 2016, the anticipated production revenue shortfall of approximately US$42 million has been accommodated by amounts drawn down under the Liberty Facility and the Amended & Restated Sprott Facility. Further delays in the production ramp-up of Project 1 could have a material adverse effect on the Company's financial condition and prospects and may also result in a default under the target production provisions of the Project 1 Working Capital Facilities, which may accelerate amounts due thereunder and permit the Lenders to realize on any applicable security thereunder. This could result in a complete loss of the Company's assets, including its investment in PTM RSA, and therefore in Project 1, Project 3 and the Waterberg Project. There is no assurance that insurance for any interruption in production at Project 1 will be available to the Company on economic terms or in such amounts as would be adequate to cover all losses or at all.

        Interruptions in production may trigger events of default under the Project 1 Working Capital Facilities. Under the Project 1 Working Capital Facilities, the Company will be in default if it fails to meet rolling three-month average production targets at Project 1, starting on October 31, 2016. If the Company fails to meet these production targets, there is no guarantee that Liberty Holdings or the Sprott Lenders will agree to further amendments to the Project 1 Working Capital Facilities. Any default under the Project 1 Working Capital Facilities could result in the loss of the Company's interest in PTM RSA and therefore its interests in Project 1, Project 3 and the Waterberg Project.

There can be no assurance that underground development and production ramp-up at Project 1 will meet its production ramp-up timeline or be completed at all or that production at Project 1 will meet the Company's expectations.

        The Company is in the process of underground development and production ramp-up at Project 1. While the Company expects commercial production to be achieved by early 2017, there can be no assurance that the Company will meet this target. In addition, the Company has certain expectations with respect to performance of Project 1, but there can be no assurance that after the underground development and production ramp-up is complete that Project 1 will perform to such expectations. Delays in the underground development and production ramp-up and lower-than-expected performance could impact the Company's revenue and cash flow or result in an event of default relating to the target production provisions under the Project 1 Working Capital Facilities.

        Until such time that steady state commercial production is achieved at Project 1, there is no guarantee that Project 1 will generate projected revenue or cash flow.

The Company's properties, including Project 1, may not be brought into a state of commercial production.

        Although the Company has completed commissioning at Project 1, underground development and production ramp-up continue and Project 1 has not yet reached commercial production. Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company's control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. The development of the Company's properties, including Project 1, will require obtaining land use consents, permits and the construction and operation of mines, processing plants and related infrastructure. Although Project 1 has been granted the necessary permits and land use zoning, the Company is subject to all of the risks associated with establishing new mining operations, including:

  •
  the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

  •
  the availability and cost of skilled labour and mining equipment;

  •
  the availability and cost of appropriate smelting and/or refining arrangements;

  •
  the need to obtain and maintain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

  •
  in the event that the required permits are not obtained in a timely manner, the risks of government environmental authorities issuing directives or commencing enforcement proceedings to cease operations or administrative, civil and criminal sanctions being imposed on the Company, its directors and employees;

  •
  the availability of funds to finance construction and development activities;

  •
  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

  •
  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

        The costs, timing and complexities of mine construction and development are increased by the remote location of the Waterberg Project, with additional challenges related thereto, including water and power supply and other support infrastructure. For example, water resources are scarce at the Waterberg Project. If the Company should decide to mine at the Waterberg Project, it will have to establish sources of water and develop the infrastructure required to transport water to the project area. Similarly, the Company will need to secure a suitable location by purchase or long term lease of surface or access rights at the Waterberg Project to establish the surface rights necessary to mine and process.

        It is common in new mining operations to experience unexpected costs, problems and delays during development, construction and mine ramp-up. Accordingly, there are no assurances that the Company's properties, including Project 1, will be brought into a state of commercial production.

Estimates of mineral reserves and mineral resources are based on interpretation and assumptions and are inherently imprecise.

        The mineral resource and mineral reserve estimates contained in this Prospectus and the other documents incorporated by reference herein have been determined and valued based on assumed future prices, cut off grades and operating costs. However, until mineral deposits are actually mined and processed, mineral reserves and mineral resources must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company's ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

Actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

        The capital costs to take the Company's projects into commercial production may be significantly higher than anticipated. None of the Company's mineral properties has an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of the Company's mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  •
  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

  •
  anticipated recovery rates of metals from the ore;

  •
  cash operating costs of comparable facilities and equipment; and

  •
  anticipated climatic conditions.

        Capital costs, operating costs, production and economic returns and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by the Company's current studies and estimates, and there can be no assurance that the Company's actual capital and operating costs will not be higher than currently anticipated. To date, cost escalation in Rand terms has been substantially offset by a weaker Rand, but there is no guarantee that this outcome will continue. As a result of higher capital and operating costs, production and economic returns may differ significantly from those the Company has anticipated.

The Company is subject to the risk of fluctuations in the relative values of the U.S. dollar, the Rand and the Canadian dollar.

        The Company may be adversely affected by foreign currency fluctuations. Effective September 1, 2015, the Company adopted U.S. dollars as the currency for the presentation of its financial statements. Accordingly, the financial statements incorporated by reference in this Prospectus are presented in Canadian dollars, in the case of the fiscal years ended August 31, 2015 and 2014, and in U.S. dollars, in the case of the three- and nine-month periods ended May 31, 2016 and May 31, 2015. Historically, the Company has primarily generated funds through equity investments into the Company denominated in Canadian or U.S. dollars. In the normal course of business, the Company enters into transactions for the purchase of supplies and services primarily denominated in Rand or Canadian dollars. The Company also has assets, cash and liabilities denominated in Rand, Canadian dollars and U.S. dollars. Several of the Company's options to acquire properties or surface rights in South Africa may result in payments by the Company denominated in Rand or in U.S. dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in Rand. Settlement of sales of minerals from the Company's projects, once commercial production commences, will be in Rand, and will be converted to U.S. dollars to make payment of principal and interest on the Project 1 Working Capital Facilities. Fluctuations in the exchange rates between the U.S. dollar and the Rand or Canadian dollar may have a material adverse effect on the Company's financial results.

        In addition, South Africa has in the past experienced double digit rates of inflation. If South Africa experiences substantial inflation in the future, the Company's costs in Rand terms will increase significantly, subject to movements in applicable exchange rates. Inflationary pressures may also curtail the Company's ability to access global financial markets in the longer term and its ability to fund planned capital expenditures, and could materially adversely affect the Company's business, financial condition and results of operations. Potential downgrades to South Africa's sovereign currency ratings by international ratings agencies also would likely adversely affect the value of the Rand relative to the Canadian or U.S. dollar. The South African government's response to inflation or other significant macro-economic pressures may include the introduction of policies or other measures that could increase the Company's costs, reduce operating margins and materially adversely affect its business, financial condition and results of operations.

Metal prices are subject to change, and low prices or a substantial or extended decline or volatility in such prices could materially and adversely affect the value of the Company's mineral properties and potential future results of operations and cash flows.

        Metal prices have historically been subject to significant price fluctuations. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including:

  •
  domestic and international economic and political trends;

  •
  expectations of inflation;

  •
  currency exchange fluctuations;

  •
  interest rates;

  •
  global or regional consumption patterns;

  •
  speculative activities; and

  •
  increases or decreases in production due to improved mining and production methods.

        Low metal prices or significant or continued reductions or volatility in metal prices may have an adverse effect on the Company's business, including the amount of the Company's mineral reserves, the economic attractiveness of the Company's projects, the Company's ability to obtain financing and develop projects, the amount of the Company's revenues or profit or loss and the value of the Company's assets. An impairment in the value of the Company's assets would require such assets to be written down to their estimated net recoverable amount. The Company has not yet determined whether a write down of assets will be required as at August 31, 2016.

The failure of the Company or its joint venture partners to fund their pro-rata share of funds under the respective joint ventures may have a material adverse effect on the Company's business and results of operations.

        The Company, through its subsidiaries, participates in joint ventures with various partners. In particular, PTM RSA, Africa Wide and Maseve are parties to the Maseve Shareholders Agreement related to the exploration and development of Project 1 and Project 3. On October 18, 2013, Africa Wide advised the Company that it would not be funding its approximately US$21.8 million share of a six-month budget and cash call unanimously approved by the board of directors of Maseve. On March 3, 2014, Africa Wide advised the Company that it would not be funding its approximately US$21.52 million share of a second cash call. Africa Wide's decision may result in significant adverse effects on the Company and Maseve, including delays, increases in expenses, less advantageous financing terms and, potentially, the halting of operations at Project 1. For example, as a result of Africa Wide's decision not to fund its cash calls, a procurement freeze was implemented on Project 1 for approximately 12 weeks from late 2013 into 2014, which resulted in delays to the acquisition and procurement of various goods and services, delaying mill and surface infrastructure construction. Any failure by PTM RSA, Africa Wide or any future shareholder under the Maseve Shareholders Agreement to contribute its pro-rata share of a cash call would result in dilution of that party's interest in proportion to the shortfall, and could have a material adverse effect on the Company as discussed above.

        Pursuant to the terms of the JOGMEC 2nd Amendment, JOGMEC has been funding all work on the Waterberg Project in accordance with a US$20 million commitment. If the corporatization of the Waterberg Project is completed and the Waterberg Project becomes held by Waterberg JV Co., it is anticipated that the procedures governing further funding for the Waterberg Project will be set forth in a new shareholders' agreement among PTM RSA, JOGMEC and Mnombo. This agreement is in the process of being negotiated, based on provisions set forth in the JOGMEC Agreement, as amended by the JOGMEC 2nd Amendment. If closing of the JOGMEC 2nd Amendment does not occur, the JOGMEC 2nd Agreement will terminate and the parties will default to the JOGMEC Agreement arrangement, with such portion of the US$20 million in expenditures funding already paid by JOGMEC being deemed to be an advance by JOGMEC towards its future spending commitments on the Waterberg JV Project. The Company and Mnombo will be required to make corresponding cash payments in respect of the Waterberg JV Project to pro rata match the advance payments made by JOGMEC, within 120 days of the termination of the JOGMEC 2nd Amendment, failing which they shall suffer equity dilutions under the JOGMEC Agreement as if such equivalent pro rata amounts were approved program funding in which they elected not to participate.

        Prior to JOGMEC's US$20 million commitment, the Company funded Mnombo's 26% share of the work on the Waterberg Project. The ability of Mnombo to repay the Company for advances as at August 31, 2016 of approximately Rand 25.53 million (approximately US$1.74 million as at August 31, 2016) or to fund future investment in the Waterberg Project may be uncertain. If the Company fails to fund Mnombo's future capital obligations for the Waterberg Project, Mnombo may be required to obtain funding from alternative sources, which may not be available on favorable terms, or at all. If Mnombo is unable to fund its share of such work, this may delay project expenditures and may result in dilution of Mnombo's interest in the Waterberg Project and require the sale of the diluted interests to another qualified BEE entity.

        Because the development of the Company's joint venture projects depends on the ability to finance further operations, any inability of the Company or one or more of its joint venture partners to fund its respective funding obligations and cash calls in the future could require the other partners, including the Company, to increase their funding of the project, which they may be unwilling or unable to do on a timely and commercially reasonable basis, or at all. The occurrence of the foregoing, the failure of any partner, including the Company, to increase their funding as required to cover any shortfall, as well as any dilution of the Company's interests in its joint ventures as a result of its own failure to satisfy a cash call, may have a material adverse effect on the Company's business and results of operations.

The dilution of Africa Wide may have a material adverse effect on the Company's business and results of operations.

        Under the terms of the Maseve Shareholders Agreement, the board of directors of Maseve may make cash calls on PTM RSA and Africa Wide. Africa Wide declined to fund its share of cash calls in October 2013 and in March 2014. As a result of the first missed cash call, the Company entered into arbitration proceedings against Africa Wide to determine the extent of the dilution of Africa Wide's interest in Maseve, in accordance with the terms of the Maseve Shareholders Agreement. On August 20, 2014, an arbitrator determined that Africa Wide's shareholding in Maseve would be reduced to 21.2766%. Based on the arbitration award, Africa Wide has been further diluted to approximately 17.1% as a result of Africa Wide's failure to fund the second cash call and therefore the Company's shareholding in Maseve has increased to approximately 82.9%. In addition, as a result of the transactions explained under the risk factor captioned "The failure to maintain or increase equity participation by HDSAs in the Company's prospecting and mining operations could adversely affect the Company's ability to maintain its prospecting and mining rights", there is no guarantee the DMR would recognize Africa Wide as a qualified BEE entity. To comply with the Amended Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the "Mining Charter"), Maseve was required to have 26% ownership by a qualified BEE entity by December 31, 2014 in order to maintain the Mining Right in good standing. Subsequent to the end of the Company's third fiscal quarter of 2016, the DMR requested an update regarding the Company's efforts to increase the HDSA equity ownership percentage in Maseve from 17.1% to 26%. The Company met with the DMR in early June 2016 and the DMR requested a further update by August 7, 2016, while reminding the Company of the risk of potential action under Sections 47 and 93 of the MPRDA if the Company were not to increase the HDSA ownership percentage. The Company has made several attempts to schedule a meeting with the DMR to further discuss this issue. To date, while the Company has been advised by the DMR that the matter will be discussed at a later date, no such meeting has taken place and the DMR has not issued a notice of non-compliance with the MPRDA.

        In addition to unaffiliated BEE qualified companies, the Company has considered Mnombo as the BEE company for such a transaction and remains open to other possibilities. Should Mnombo acquire an interest in Maseve, as with funding to date for the Waterberg Project, the Company would expect to cover Mnombo's share of any cash calls. If Mnombo was not deemed to be a suitable BEE company or if the Company was unsuccessful in reaching an agreement on the terms of Mnombo's investment in Maseve, the Company would be required to reach an agreement with another qualified BEE entity and, failing that, the Company may face possible suspension or cancellation of the Mining Right under a process governed by Section 47 of the MPRDA.

Any disputes or disagreements with the Company's joint venture partners could materially and adversely affect the Company's business.

        The Company participates in joint ventures and may enter into other similar arrangements in the future. PTM RSA is a party to the Maseve Shareholders Agreement related to the exploration and development of Project 1 and Project 3. In addition, PTM RSA is also a party to the Waterberg Extension JV Agreement and the JOGMEC Agreement, as amended by the JOGMEC 2nd Amendment, related to the exploration and development of the Waterberg Project. If the corporatization of the Waterberg Project is completed, PTM RSA will become party to a shareholders' agreement governing Waterberg JV Co. PTM RSA is also a 49.9% shareholder of Mnombo and the relationship among the shareholders of Mnombo is governed by a formal shareholders' agreement. Any dispute or disagreement with a joint venture partner, any change in the identity, management or strategic direction of a joint venture partner, or any disagreement among the Mnombo shareholders, including with respect to Mnombo's role in the Waterberg Project, could materially adversely affect the Company's business and results of operations. If a dispute arises between the Company and a joint venture partner or the other Mnombo shareholders that cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute, such as the dispute that recently led to arbitration with Africa Wide, which could materially and adversely affect the Company's business and results of operations.

Most of the Company's properties contain no known mineral reserves.

        Other than Project 1, all of the Company's properties are in the exploration stage, meaning that the Company has not determined whether such properties contain mineral reserves that are economically recoverable. The Company may never discover metals in commercially exploitable quantities at these properties. Failure to discover economically recoverable reserves on a mineral property will require the Company to write off the costs capitalized for that property in its financial statements.

        Substantial additional work will be required in order to determine if any economic deposits exist on the Company's properties outside of Project 1. Substantial expenditures are required to establish mineral reserves through drilling and metallurgical and other testing techniques. No assurance can be given that any level of recovery of any mineral reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body that can be legally and economically exploited.

Completion of a pre-feasibility study for the Waterberg Project is subject to economic analysis requirements.

        Completion of a pre-feasibility study for the Waterberg Project is subject to completion of a positive economic analysis of the mineral deposit.

If the Company is unable to retain key members of management, the Company's business might be harmed.

        The Company's development to date has depended, and in the future will continue to depend, on the efforts of its senior management including: R. Michael Jones, President and Chief Executive Officer and a director of the Company; Frank R. Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company; and Peter Busse, Chief Operating Officer of the Company. The Company currently does not, and does not intend to, have key person insurance for these individuals. Departures by members of senior management could have a negative impact on the Company's business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all. The loss of any member of the senior management team could impair the Company's ability to execute its business plan and could therefore have a material adverse effect on the Company's business, results of operations and financial condition.

If the Company is unable to procure the services of skilled and experienced personnel, the Company's business might be harmed.

        There is currently a shortage of skilled and experienced personnel in the mining industry in South Africa. The competition for skilled and experienced employees is exacerbated by the fact that mining companies operating in South Africa are legally obliged to recruit and retain historically disadvantaged South Africans ("HDSAs"), as defined respectively by the MPRDA and the Broad-Based Black Economic Empowerment Act, 2003 (the "BEE Act"), and women with the relevant skills and experience at levels that meet the transformation objectives set out in the MPRDA and the Mining Charter. Skilled and experienced personnel are especially important at Project 1 since the deposit does not lend itself to mechanized methods. If the Company is unable to attract and retain sufficiently trained, skilled or experienced personnel, its business may suffer and it may experience significantly higher staff or contractor costs, which could have a material adverse effect on its business, results of operations and financial condition.

Conflicts of interest may arise among the Company's officers and directors as a result of their involvement with other mineral resource companies.

        Certain of the Company's officers and directors are, and others may become, associated with other natural resource companies that acquire interests in mineral properties. R. Michael Jones, President and Chief Executive Officer and a director of the Company, is also the President and Chief Executive Officer and a director of West Kirkland Mining Inc. ("WKM"), a public company with mineral exploration properties in Ontario and Nevada, and a director of Nextraction Energy Corp. ("NE"), a public company with oil properties in Alberta, Kentucky and Wyoming. Frank Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company, is also a director, Chief Financial Officer and Corporate Secretary of WKM, and a director of NE. Eric Carlson, a director of the Company, is a director of NE. Diana Walters, a director of the Company, was formerly an executive officer of Liberty Holdings, a significant shareholder of the Company, the Lender under the Liberty Facility, and the holder of a production payment right under the Production Payment Agreement.

        Such associations may give rise to conflicts of interest from time to time. As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company's financial position. The Company's directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.

The Company may become subject to litigation and other legal proceedings that may adversely affect the Company's financial condition and results of operations.

        All companies are subject to legal claims, with and without merit. The Company's operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation and other legal proceedings that the Company may be involved in the future, particularly regulatory actions, is difficult to assess or quantify. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from the time and effort of the Company's management and could force the Company to pay substantial legal fees. There can be no assurance that the resolution of any particular legal proceeding will not have an adverse effect on the Company's financial position and results of operations.

An actual or alleged breach or breaches in governance processes or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, loss of licenses or permits and may damage the Company's reputation.

        The Company is subject to anti-corruption laws and regulations, including the Canadian Corruption of Foreign Public Officials Act and certain restrictions applicable to U.S. reporting companies imposed by the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar anti-corruption and anti-bribery laws in South Africa, which generally prohibit companies from bribing or making other prohibited payments to foreign public officials in order to obtain or retain an advantage in the course of business. The Company's Code of Business Conduct and Ethics, among other governance and compliance processes, may not prevent instances of fraudulent behavior and dishonesty nor guarantee compliance with legal and regulatory requirements. The Company is particularly exposed to the potential for corruption and bribery owing to the financial scale of the mining business in South Africa. In March 2014, the Organisation for Economic Cooperation and Development ("OECD") released its Phase 3 Report on Implementing the OECD Anti-bribery Convention in South Africa, criticizing South Africa for failing to enforce the anti-bribery convention to which it has been a signatory since 2007. The absence of enforcement of corporate liability for foreign bribery coincides with recent growth in corporate activity in South Africa's economic environment. Allegations of bribery, improper personal influence or officials holding simultaneous business interests have been linked in recent years to the highest levels of the South African government. To the extent that the Company suffers from any actual or alleged breach or breaches of relevant laws, including South African anti-bribery and corruption legislation, it may lead to regulatory and civil fines, litigation, public and private censure and loss of operating licenses or permits and may damage the Company's reputation. The occurrence of any of these events could have an adverse effect on the Company's business, financial condition and results of operations.

Risks Related to the Mining Industry

Mining is inherently dangerous and is subject to conditions or events beyond the Company's control, which could have a material adverse effect on the Company's business.

        Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, cave-ins and mechanical equipment failure are inherent risks in the Company's mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company's mineral properties, severe damage to and destruction of the Company's property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company's exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents and the Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. Insurance against certain environmental risks is not generally available to the Company or to other companies within the mining industry.

        In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company's operations. To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the cessation of certain of the Company's mining operations. During the period of February and March 2013, operations at Project 1 halted for approximately one month due to a notice under Section 54 of the Mine Health and Safety Act, No. 29 of 2006 issued in relation to a surface worker fatality that occurred onsite. Since

March 2013, Maseve has received several notices under Section 54 that have resulted in short-term halts to operations. If claims, lawsuits, governmental investigations or proceedings, including Section 54 notices, are resolved against the Company, the Company's financial performance, financial position and results of operations could be materially adversely affected.

The Company's prospecting and mining rights are subject to title risks.

        The Company's prospecting and mining rights may be subject to prior unregistered agreements, transfers, claims and title may be affected by undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditures relating to the property. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. These or other defects could adversely affect the Company's title to its properties or delay or increase the cost of the development of such prospecting and mining rights.

The Company is subject to significant governmental regulation.

        The Company's operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

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  environmental protection;

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  management and use of hazardous and toxic substances and explosives;

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  management of tailings and other waste generated by the Company's operations;

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  management of natural resources;

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  exploration, development of mines, production and post-closure reclamation;

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  exports and, in South Africa, potential local beneficiation quotas;

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  price controls;

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  taxation;

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  regulations concerning business dealings with local communities;

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  labour standards, BEE laws and regulations and occupational health and safety, including mine safety; and

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  historic and cultural preservation.

        Failure to comply with applicable laws and regulations may result in civil or criminal fines or administrative penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, installation of additional equipment, remedial actions or recovery of costs if the authorities attend to remediation of any environmental pollution or degradation, any of which could result in the Company incurring significant expenditures. Environmental non-profit organizations have become particularly vigilant in South Africa and focus on the mining sector. Several such organizations have recently instituted actions against mining companies. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company's operations and delays in the development of the Company's properties.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

        Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company's operations and financial results.

        Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants that affect capital and operating costs. At the Waterberg Project, additional infrastructure will be required prior to commencement of mining. At Project 1, the Company's most advanced project, construction is substantially complete and production ramp-up is underway. The establishment and maintenance of infrastructure, and services are subject to a number of risks, including risks related to the availability of equipment and materials, inflation, cost overruns and delays, political opposition and reliance upon third parties, many of which are outside the Company's control. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development or ongoing operation of the Company's projects.

        Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining. The Company has not secured any surface rights at the Waterberg Project other than those access rights legislated by the MPRDA. If a decision is made to develop the Waterberg Project, or other projects in which the Company has yet to secure adequate surface rights, the Company will need to secure such rights. No assurances can be provided that the Company will be able to secure required surface rights on favorable terms, or at all. Any failure by the Company to secure surface rights could prevent or delay development of the Company's projects.

The Company's operations are subject to environmental laws and regulations that may increase the Company's costs of doing business and restrict its operations.

        Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility and potential liability for companies and their officers, directors, employees and, potentially, shareholders. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company's operations. Environmental hazards may exist on the Company's properties which are unknown at present and which have been caused by previous or existing owners or operators for which the Company could be held liable. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company's operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more onerous. See "South African Regulatory Framework — Environment" in the AIF.

        Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

        Environmental hazards may exist on the Company's properties that are unknown at the present time, and that may have been caused by previous owners or operators or that may have occurred naturally. These hazards, as well as any pollution caused by the Company's mining activities, may give rise to significant financial obligations in the future and such obligations could have a material adverse effect on the Company's financial performance.

The mineral exploration industry is extremely competitive.

        The resource industry is intensely competitive in all of its phases. Much of the Company's competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, and that may have newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company's ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

        The Company's current and anticipated future operations, including further exploration, development activities and commencement of commercial production on the Company's properties, require permits from various national, provincial, territorial and local governmental authorities in the countries in which the Company's properties are located. Compliance with the applicable environmental legislation, permits and land use consents is required on an ongoing basis, and the requirements under such legislation, permits and consents are evolving rapidly and imposing additional requirements for Project 1. The Waterberg Project prospecting rights issued by the DMR are also subject to land use consents and compliance with applicable legislation on an ongoing basis.

        In addition, the duration and success of efforts to obtain, amend and renew permits are contingent upon many variables not within the Company's control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could also affect the permitting timeline of the Company's various projects. Other factors that could affect the permitting timeline include the number of other large scale projects currently in a more advanced stage of development, which could slow down the review process, and significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all of the Company's projects.

Risks of Doing Business in South Africa

Labour disruptions and increased labour costs could have an adverse effect on the Company's results of operations and financial condition.

        Although the Company's employees are not unionized at this time, contractors operating on the Project 1 mine site in South Africa have employees that are unionized. As a result, trade unions could have a significant impact on the Company's labour relations, as well as on social and political reforms. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the Company's operations, particularly where the labour force is unionized. Labour disruptions may be used to advocate labour, political or social goals in the future. For example, labour disruptions may occur in sympathy with strikes or labour unrest in other sectors of the economy. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. Disruptions in the Company's business due to strikes or further developments in South African labour laws may increase the Company's costs or alter its relationship with its employees and trade unions, which may have an adverse effect on the Company's financial condition and operations. South Africa has recently experienced widespread illegal strikes and violence.

Interruptions, shortages or cuts in the supply of electricity or water could lead to disruptions in production and a reduction in the Company's operating capacity.

        The Company procures all of the electricity necessary for its operations from ESKOM Holdings Limited ("ESKOM"), South Africa's state owned electricity utility, and no significant alternative sources of supply are available to it. ESKOM has suffered from prolonged underinvestment in new generating capacity which, combined with increased demand, has led to electricity shortages in recent years. Since 2008, ESKOM has invested heavily in new base load power generation capacity, but its principal project, a power station known as Medupi, has been subject to delays, with the last unit scheduled for commissioning in 2019. In addition, ESKOM is heavily dependent on coal to fuel its electricity plants. Accordingly, if coal mining companies experience labour unrest or disruptions to production (which have occurred historically in South Africa, including a coal strike by approximately 30,000 National Union of Mineworkers members which lasted for approximately one week in October 2015), or if heavy rains, particularly during the summer months in South Africa, adversely impact coal production or coal supplies, ESKOM may have difficulty supplying sufficient electricity supply to the Company.

        The Company procures water from Magalies Water, the statutory, state-owned water authority in the Company's area of operations. The Company is dependent on the availability of water in its areas of operations and in particular on the ability of Magalies Water to provide it with sufficient allocation of water to enable it to conduct its business. Shifting rainfall patterns and increasing demands on the existing water supply have caused water shortages in the Company's areas of operations.

        If electricity or water supplies are insufficient or unreliable, the Company may be unable to operate as anticipated, which may disrupt production and reduce revenues.

Any adverse decision in respect of the Company's mineral rights and projects in South Africa under the MPRDA could materially affect the Company's projects in South Africa.

        With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa. All prospecting and mining licenses and claims granted in terms of any prior legislation became known as the "old order rights". All prospecting and mining rights granted in terms of the MPRDA are "new order rights". The treatment of new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the MPRDA may adversely affect title to the Company's mineral rights in South Africa, which could stop, materially delay or restrict the Company from proceeding with its exploration and development activities or any future mining operations.

        A wide range of factors and principles must be taken into account by the South African Minister of Mineral Resources (the "Minister") when considering applications for new order rights. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation, whether the applicant holds an environmental authorization and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of HDSAs in the mining industry. All of the Company's old order prospecting rights in respect of Project 1 and Project 3 were first converted into new order prospecting rights and subsequently, in April 2012, were superseded by the Mining Right. All of the Company's current prospecting rights are new order rights.

        The assessment of some of the provisions of the MPRDA or the Mining Charter may be subjective and is dependent upon the views of the DMR as to whether the Company is in compliance. Maseve's social and labour plan, for instance, contains both quantitative and qualitative goals, targets and commitments relating to the Company's obligations to its employees and community residents, the achievement of some of which are not exclusively within the Company's control. Certain of the socio economic projects identified in the social and labour plan have proved inappropriate or unviable given prevailing conditions and levels of training within the local communities in the vicinity of Project 1. Such projects have been identified and the Company has consulted with the DMR regarding a course of action. An application is being made to the DMR to amend the social and labour plan to target more appropriate and viable projects. If Maseve is found to be in non-compliance with its social and labour plan, the Minister may institute the Section 47 process discussed below. At this time, the Company has not received a notice of non-compliance from the DMR.

        The Minister has the discretion to cancel or suspend mining rights under Section 47(1) of the MPRDA as a consequence of the Company's non-compliance with the MPRDA, environmental legislation, the Mining Charter, the terms of its Mining Right and prospecting rights or if mining is not progressing optimally. The Section 47 process involves multiple, successive stages which include granting the Company a reasonable opportunity to show why its rights should not be cancelled or suspended. Pursuant to the terms of the provisions of Section 6(2)(e)(iii) of the Promotion of Administrative Justice Act, No. 3 of 2000 ("PAJA") read with Section 6 of the MPRDA, the Minister can direct the Company to take remedial measures. If such remedial measures are not taken, the Minister must again give the Company a reasonable opportunity to make representations as to why such remedial measures were not taken. The Minister must then properly consider the Company's further representations (which considerations must also comply with PAJA) and only then is the Minister entitled to cancel or suspend a mining right. Any such cancellation or suspension will be subject to judicial review if it is not in compliance with the MPRDA or PAJA, or it is not lawful, reasonable and procedurally fair under Section 33(1) of the South African Constitution.

        Failure by the Company to meet its obligations in relation to its Mining Right or prospecting rights or the Mining Charter could lead to the suspension or cancellation of such rights and the suspension of the Company's other rights, which would have a material adverse effect on the Company's business, financial condition and results of operations.

The failure to maintain or increase equity participation by HDSAs in the Company's prospecting and mining operations could adversely affect the Company's ability to maintain its prospecting and mining rights.

        The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of HDSAs, including the MPRDA, the BEE Act and the Mining Charter. To ensure that socio-economic strategies are implemented, the MPRDA provides for the Mining Codes which specify empowerment targets consistent with the objectives of the Mining Charter. The Mining Charter Scorecard requires the mining industry's commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation. For ownership by BEE groups in mining enterprises, the Mining Charter Scorecard sets a 26% target by December 31, 2014.

        The South African government awards procurement contracts, quotas, licenses, permits and prospecting and mining rights based on numerous factors, including the degree of HDSA ownership. The MPRDA and Mining Charter contain provisions relating to the economic empowerment of HDSAs. One of the requirements which must be met before the DMR will issue a prospecting right or mining right is that an applicant must facilitate equity participation by HDSAs in the prospecting and mining operations which result from the granting of the relevant rights. As a matter of stated policy, the DMR requires a minimum of 26% HDSA ownership for the grant of applications for mining rights. The Mining Charter required a minimum of 26% HDSA ownership by December 31, 2014.

        The Company has sought to satisfy the foregoing requirements by partnering, at the operating company level, with companies demonstrating 26% HDSA ownership. The Company has partnered with Africa Wide with respect to Maseve, which owns the Mining Right, and has partnered with Mnombo with respect to the Waterberg JV Project and for the prospecting rights and applications over the Waterberg Extension Project.

        The Company believes that Africa Wide was majority owned by HDSAs in 2002, when it first partnered with the Company. However, the Company's contractual arrangements with Africa Wide do not currently require Africa Wide to maintain any minimum level of HDSA ownership or to certify the level of such ownership to the Company. In 2007, Wesizwe (which was then majority owned by HDSAs) acquired 100% of the shares of Africa Wide. On an application of the modified flow-through principles, Africa Wide remained an HDSA company. On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the Western Bushveld Joint Venture (the "Consolidation Transaction"). Under the terms of the Consolidation Transaction, the Company transferred its 18.5% interest in Project 2 of what was formerly the Western Bushveld Joint Venture to Wesizwe, therefore providing attributable units of production and further enhancing the ownership of mining assets by HDSA companies. Under the same transaction, Rustenburg

Platinum Mines Limited, a wholly owned subsidiary of Anglo American Platinum Limited ("Amplats") acquired a then approximately 26.9% interest in Wesizwe. In 2011, Jinchuan Group Limited of China and China Africa Development Fund, with the approval of the DMR and notwithstanding that the transaction resulted in Wesizwe not being majority owned by HDSAs, acquired a then approximately 45% interest in Wesizwe. Although Amplats' interest is held for preferential disposition to a qualified BEE purchaser, HDSAs do not currently own a majority of the Wesizwe equity. In April 2012, Maseve was granted the Mining Right by the DMR which, by stated policy, is an acknowledgement of Maseve's BEE compliance status as being acceptable to the DMR. There can be no assurance when, or if, the transfer of Amplats' interest in Wesizwe to a qualified BEE purchaser will occur. Also, there can be no assurance that the HDSA ownership may not be re -assessed or that the criteria for HDSA ownership may not be interpreted differently in the future. If only the direct shareholdings of Africa Wide and its parent are considered, and other factors which were considered by the DMR at the time of grant are set aside, Maseve, solely on flow-through principles, would have been, and remains, below the 26% HDSA ownership level.

        Further, on August 20, 2014, an award in the binding arbitration with respect to the calculation of dilution to the ownership of Africa Wide in Maseve was completed and delivered to the Company. The arbitrator ruled in favor of the Company on all matters in contention. The favourable award reduced Africa Wide's shareholding in Maseve to 21.2766%. As a result of Africa Wide's decision on March 3, 2014 not to fund its US$21.52 million share of a second cash call delivered in February 2014, Africa Wide's ownership in Maseve was further reduced to approximately 17.1% based on the dilution formula in the Maseve Shareholders Agreement, as confirmed by the arbitration. Until the Company sells the diluted percentage interest in Maseve previously held by Africa Wide to an alternative, qualified BEE company, Maseve will have less than 26% HDSA ownership.

        The Company is satisfied that Mnombo is majority-owned by HDSAs. The contractual arrangements between Mnombo, the Company and the HDSAs require the HDSAs to maintain a minimum level of HDSA ownership in Mnombo of more than 50%. However, if at any time Mnombo becomes a company that is not majority owned by HDSAs, the ownership structure of the Waterberg JV Project and the prospecting rights and applications over the Waterberg Extension Project may be deemed not to satisfy HDSA requirements.

        As the Company has historically partnered with BEE groups or companies that were HDSA-controlled at the time on all of its material projects in South Africa at a level of 26% at an operating or project level it relies upon the continuing consequences of such transactions (the so-called "once empowered, always empowered" principle) for ownership compliance with the Mining Charter in regard to Maseve.

        There is currently no legal or regulatory certainty over whether the principle of "once empowered, always empowered" (i.e., whether a company that has reached its empowerment targets under the Mining Charter will remain empowered if its HDSA participation subsequently falls below required thresholds) would apply. The DMR and the Chamber of Mines of South Africa (acting on behalf of the mining industry) are currently engaged in litigation which may result in some clarity on the "once empowered, always empowered" principle, but this is likely to be a lengthy process and no assurance can be given regarding the ultimate outcome of such litigation or its impact on the Company. In addition, an application has been filed in the High Court of South Africa to have the Mining Charter itself set aside.

        On April 15, 2016, the Reviewed Broad Based Black-Economic Empowerment Charter for the South African Mining and Minerals Industry (the "New Draft Charter") was published for comment. Interested parties were given a period of 30 days from date of publication to make submissions to the DMR. The DMR continues to engage with the Chamber of Mines and with the industry in regard to the New Draft Charter. The New Draft Charter requires mining companies to maintain 26% BEE ownership throughout the life of the mine. If adopted in its current form, the New Draft Charter will require Maseve to conclude further BEE transactions to increase its BEE ownership level to 26% once more. However, the New Draft Charter envisages that mining companies will be given a period of three years within which to achieve compliance.

        Subject to conditions contained in the Company's prospecting and mining rights, the Company may be required to obtain approval from the DMR prior to undergoing any change in its empowerment status under the Mining Charter. In addition, if the Company or its BEE partners are found to be in non-compliance with the requirements of the Mining Charter and other BEE regulations, including failure to retain the requisite level of

HDSA ownership, the Company may face possible suspension or cancellation of its mining rights under a process governed by Section 47 of the MPRDA.

        In addition, there have been a number of proposals made at governmental level in South Africa regarding amendments and clarifications to the methodology for determining HDSA ownership and control of mining businesses, including the Mineral and Petroleum Resources Development Amendment Bill, 2013, which create greater uncertainty in measuring the Company's progress towards, and compliance with, its commitments under the Mining Charter and other BEE regulations. If implemented, any of these proposals could result in, among other things, stricter criteria for qualification as an HDSA investor.

        The Company is obliged to report on its compliance with the Mining Charter, including its percentage of HDSA shareholding, to the DMR on an annual basis. The Company's 2015 report was submitted on May 3, 2016. Although no feedback has been received in regard to either the 2014 or the 2015 filing, the Company received a request from the DMR subsequent to the end of its third fiscal quarter in 2016 to provide an update as to its plan to achieve a 26% HDSA equity ownership percentage for Maseve. The Company met with the DMR in early June 2016 and the DMR requested a further update by August 7, 2016, while reminding the Company of the risk of potential action under Sections 47 and 93 of the MPRDA if the Company were not to increase the HDSA ownership percentage. The Company has made several attempts to schedule a meeting with the DMR to further discuss this issue. To date, while the Company has been advised by the DMR that the matter will be discussed at a later date, no such meeting has taken place and the DMR has not issued a notice of non-compliance with the MPRDA.

        If the Company is required to increase the percentage of HDSA ownership in any of its operating companies or projects, the Company's interests may be diluted. In addition, it is possible that any such transactions or plans, or the investment by a new BEE partner in Maseve to attain a 26% interest by qualified BEE companies, may need to be executed at a discount to the proper economic value of the Company's operating assets or it may also prove necessary for the Company to provide vendor financing or other support in respect of some or all of the consideration, which may be on non-commercial terms. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its HDSA ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide holds 17.1% of the equity after the second missed cash call.

        Currently, the South African Department of Trade and Industry is responsible for leading government action on the implementation of BEE initiatives under the auspices of the BEE Act and the generic BEE Codes of Good Practice (the "Generic BEE Codes"), while certain industries have their own transformation charters administered by the relevant government department (in this case, the DMR). The Broad Based Black Economic Empowerment Amendment Act, No. 16 of 2013 (the "BEE Amendment Act") came into operation on October 24, 2014. Among other matters, the BEE Amendment Act amends the BEE Act to make the BEE Act the overriding legislation in South Africa with regard to BEE requirements (the "Trumping Provision") and will require all governmental bodies to apply the Generic BEE Codes or other relevant code of good practice when procuring goods and services or issuing licenses or other authorizations under any other laws, and penalize fronting or misrepresentation of BEE information. The Trumping Provision came into effect on October 24, 2015. However, on October 30, 2015, the South African Minister of Trade and Industry exempted the DMR from applying the Trumping Provision for a period of twelve months on the basis that the alignment of the Mining Charter with the BEE Act and the Generic BEE Codes was an ongoing process. The New Draft Charter purports to align the Mining Charter with the Generic BEE Codes. It is unclear whether the New Draft Charter will be finalized before the exemption period from application of the Trumping Provision expires on October 31, 2016. This exemption period may be further extended given that such alignment is still ongoing. If the New Draft Charter is not finalized before the exemption period expires and a further exemption period is not granted, the Generic BEE Codes will apply. Generally speaking, the amended Generic BEE Codes will make BEE-compliance more onerous to achieve. The Generic BEE Codes are substantially different from the Mining Charter and, if they were to apply to the mining industry, would place the industry at a disadvantage. See "South African Regulatory Framework — Black Economic Empowerment in the South African Mining Industry" in the AIF.

        The Generic BEE Codes will require Mnombo to be 51% held and controlled by HDSAs to qualify it as a "black-controlled company" and hence a qualified BEE entity. Mnombo is presently 50.1% owned and controlled by HDSAs.

        If the Company is unable to achieve or maintain its empowered status under the Mining Charter or comply with any other BEE regulations or policies, it may not be able to maintain its existing prospecting and mining rights and/or acquire any new rights and therefore would be obliged to suspend or dispose of some or all of its operations in South Africa, which would likely have a material adverse effect on the Company's business, financial condition and results of operations.

Socio-economic instability in South Africa or regionally, including the risk of resource nationalism, may have an adverse effect on the Company's operations and profits.

        The Company has ownership interests in significant projects in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company's South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity.

        This issue was particularly acute in late 2012 when wild cat strikes and violence occurred near Project 1 and generally at other platinum mines. There can be no assurance that wild cat strikes and violence will not occur at the Company's properties in the future. Wild cat strikes and violence at Project 1 may have a material negative impact on the project and its start-up mine operations. The Company also faces a number of risks from deliberate, malicious or criminal acts relating to these inequalities, including theft, fraud, bribery and corruption.

        The Company is also subject to the risk of resource nationalism, which encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in natural resources, with or without compensation. Although wholesale nationalization was rejected by the ruling party, the African National Congress (the "ANC"), leading into the 2014 national elections, a resolution adopted by the ANC on nationalization calls for state intervention in the economy, including "state ownership". A wide range of stakeholders have proposed ways in which the State could extract greater economic value from the South African mining industry. A call for resource nationalization has also been made by a new political party, the Economic Freedom Fighters, under the leadership of Julius Malema.

        The Company cannot predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country's inequalities. Actions taken by the South African government, or by its people without the sanction of law, could have a material adverse effect on the Company's business. Furthermore, there has been regional, political and economic instability in countries north of South Africa, which may affect South Africa. Such factors may have a negative impact on the Company's ability to own, operate and manage its South African mining projects.

Changes in South African State royalties where many of the Company's mineral reserves are located could have an adverse effect on the Company's results of operations and its financial condition.

        The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 (the "Royalty Act") effectively came into operation on May 1, 2009. The Royalty Act establishes a variable royalty rate regime, in which the prevailing royalty rate for the year of assessment is assessed against the gross sales of the extractor during the year. The royalty rate is calculated based on the profitability of the mine (earnings before interest and taxes) and varies depending on whether the mineral is transferred in refined or unrefined form. For mineral resources transferred in unrefined form, the minimum royalty rate is 0.5% of gross sales and the maximum royalty rate is 7% of gross sales. For mineral resources transferred in refined form, the maximum royalty rate is 5% of gross sales. The royalty will be a tax deductible expense. The royalty becomes payable when the mineral resource is "transferred," which refers to the disposal of a mineral resource, the export of a mineral resource or the consumption, theft, destruction or loss of a mineral resource. The Royalty Act allows the holder of a mining right to enter into an agreement with the tax authorities to fix the percentage royalty that will be payable in respect of all mining operations carried out in respect of that resource for as long as the extractor holds the right. The holder of a mining right may withdraw from such agreement at any time.

        The feasibility studies covering the Company's South African projects made certain assumptions related to the expected royalty rates under the Royalty Act. If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the Royalty Act differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company's projects in South Africa, as well as on the Company's prospects, financial condition and results of operations.

Characteristics of and changes in the tax systems in South Africa could materially adversely affect the Company's business, financial condition and results of operations.

        The Company's subsidiaries pay different types of governmental taxes in South Africa, including corporation tax, payroll taxes, VAT, state royalties, various forms of duties, dividend withholding tax and interest withholding tax. The tax regime in South Africa is subject to change.

        After having published a number of papers on the introduction of a carbon tax, the South African government released the draft Carbon Tax Bill in November 2015 for comment by interested parties. Greenhouse gas emissions from the combustion of fossil fuels, fugitive emissions in respect of commodities, fuel or technology, and greenhouse gas emissions from industrial processes and product use will be subject to a carbon tax. During the first phase of implementation (ending 2020), it is proposed that the emission of greenhouse gasses be taxed at R120 per tonne of the carbon dioxide equivalent of the greenhouse gas emitted, which rate is expected to increase by 10% per annum. Emission factors will be used in order to calculate the carbon dioxide equivalent of the greenhouse gasses emitted. Various allowances will be available for taxpayers to reduce their final carbon tax liability by up to a maximum of 95%. On June 20, 2016, the South African government also released the draft regulations in respect of the carbon offset allowance. Taxpayers can qualify for a carbon offset allowance up to a maximum of 10%. The carbon offset allowance will not enable a taxpayer to reduce its final carbon tax liability beyond the maximum of 95% stated above. When the tax free thresholds are taken into account, the effective tax rate will range between R6 and R48 per ton of carbon dioxide equivalent. Schedule 2 to the draft Carbon Tax Bill lists the sectors and industries in which taxpayers will be liable for carbon tax. Mining companies, depending on the nature of their activities, will generally fall within these sectors. The Minister of Environmental Affairs will publish a notice indicating which activities will render a person liable for the carbon tax. The agricultural, forestry and waste sectors will initially be excluded. The draft Carbon Tax Bill is silent on the second phase post 2020, but it is generally expected to result in a gradual ramp-up of the carbon tax. The rate and allowances will be reviewed for the second phase of implementation. It is expected that the final legislation will come into operation some time in 2017.

        The ANC held a policy conference in June 2012 at which the "State Intervention in the Minerals Sector" report (the "SIMS Report") commissioned by the ANC was debated. The SIMS Report includes a proposal for a super tax of 50% of all profits above a 15% return on investment, which would apply in respect of all metals and minerals. If a super tax is implemented, the Company may realize lower after-tax profits and cash flows from its current mining operations and may decide not to pursue certain new projects, as such a tax could render these opportunities uneconomic.

        It is also possible that the Company could become subject to taxation in South Africa that is not currently anticipated, which could have a material adverse effect on its business, financial condition and results of operations.

The Company's land in South Africa could be subject to land restitution claims which could impose significant costs and burdens.

        The Company's privately held land could be subject to land restitution claims under the Restitution of Land Rights Act, No. 22 of 1994, as amended (the "Land Claims Act") and the Restitution of Land Rights Amendment Act, No. 15 of 2014 ("Restitution Amendment Act"), which took effect on July 1, 2014. Under the Land Claims Act and the Restitution Amendment Act, any person who was dispossessed of rights in land in South Africa after June 19, 1913 as a result of past racially discriminatory laws or practices without payment of just and equitable compensation, and who lodges a claim on or before June 30, 2019, is granted certain remedies. A successful claimant may be granted either return of the dispossessed land (referred to as "restoration") or equitable redress (which includes the granting of an appropriate right in alternative state-owned land, payment of compensation or "alternative relief"). If restoration is claimed, the Land Claims Act requires the feasibility of such restoration to be considered. Restoration of land may only be given in circumstances where a claimant can use the land productively with the feasibility of restoration dependent on the value of the property.

        The South African Minister of Rural Development and Land Reform may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Land Claims Act also entitles the South African Minister of Rural Development and Land Reform to acquire ownership of land by way of expropriation either for claimants who are entitled to restitution of land, or, in respect of land over which no claim has been lodged but the acquisition of which is directly related to or affected by such claim, will promote restitution of land to claimants or alternative relief. Expropriation would be subject to provisions of legislation and the South African Constitution which provide, in general, for just and equitable compensation.

        The Company has not been notified of any land claims to date over the Company's properties. There is no guarantee, however, that any of the Company's privately held land rights could not become subject to acquisition by the state without the Company's agreement, or that the Company would be adequately compensated for the loss of its land rights. Any such claims could have a negative impact on the Company's South African projects and therefore an adverse effect on its business, operating results and financial condition.

South African foreign exchange controls may limit repatriation of profits.

        The Company will most likely need to repatriate funds from its foreign subsidiaries to fulfill its business plans and make payments on the Project 1 Working Capital Facilities. Since commencing business in South Africa, the Company has loaned or invested approximately CAN$782.36 million as at August 31, 2016 into PTM RSA in South Africa. The Company obtained approval from the SARB in advance for its investments into South Africa. The Company anticipates that it will loan the majority of the proceeds from an Offering to PTM RSA with the advance approval of the SARB. Although the Company is not aware of any law or regulation that would prevent the repatriation of funds it has loaned or invested into South Africa back to the Company in Canada, no assurance can be given that the Company will be able to repatriate funds back to Canada in a timely manner or without incurring tax payments or other costs when doing so, due to legal restrictions or tax requirements at local subsidiary levels or at the parent company level, which costs could be material.

        South Africa's exchange control regulations restrict the export of capital from South Africa. Although the Company is not itself subject to South African exchange control regulations, these regulations do restrict the ability of the Company's South African subsidiaries to raise and deploy capital outside the country, to borrow money in currencies other than the Rand and to hold foreign currency. Exchange control regulations could make it difficult for the Company's South African subsidiaries to: (a) export capital from South Africa; (b) hold foreign currency or incur indebtedness denominated in foreign currencies without approval of the relevant South African exchange control authorities; (c) acquire an interest in a foreign venture without approval of the relevant South African exchange control authorities and compliance with certain investment criteria; and (d) repatriate to South Africa profits of foreign operations. While the South African government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the foreseeable future. There can be no assurance that restrictions on repatriation of earnings from South Africa will not be imposed on the Company in the future.

Community relations may affect the Company's business.

        Maintaining community support through a positive relationship with the communities in which the Company operates is critical to continuing successful exploration and development. As a business in the mining industry, the Company may come under pressure in the jurisdictions in which it explores or develops, to demonstrate that other stakeholders benefit and will continue to benefit from the Company's commercial activities. The Company may face opposition with respect to its current and future development and exploration projects which could materially adversely affect its business, results of operations, financial condition and Common Share price.

Risks Relating to the Offerings and the Securities

The Company has never paid dividends and does not expect to do so in the foreseeable future.

        The Company has not paid any dividends since incorporation and it has no plans to pay dividends in the foreseeable future. The Company's directors will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. Further, the Project 1 Working Capital Facilities limit the Company's ability to pay dividends, and make distributions or other payments based on share capital. In addition, the Company's ability to declare and pay dividends may be affected by the South African government's exchange controls. See "South African Regulatory Framework — Exchange Control" in the AIF.

The Common Share price has been volatile in recent years.

        In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development-stage mining companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, after giving effect to the Share Consolidation, the per share price of the Common Shares on the TSX fluctuated from a high of CAN$5.25 to a low of CAN$1.35 and on the NYSE MKT from a high of US$4.04 to a low of US$0.96 during the twelve-month period ending October 13, 2016. There can be no assurance that continual fluctuations in price will not occur.

        The factors influencing such volatility include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company's financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares and other Securities include the following:

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  the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities;

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  lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company;

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  changes to South African laws and regulations might have a negative effect on the development prospects, timelines or relationships for the Company's material properties;

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  the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; and

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  a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from an exchange, further reducing market liquidity.

        Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

The Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

        Global financial conditions continue to be characterized by extreme volatility. In recent years, global markets have been adversely impacted by the credit crisis that began in 2008, the European debt crisis and significant fluctuations in fuel and energy costs and metals prices. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company's growth and profitability. Future economic shocks may be precipitated by a number of causes, including debt crises, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets, health crises and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company's operations and financial condition could be adversely impacted.

The exercise of outstanding stock options or warrants will result in dilution to the holders of Common Shares.

        The issuance of Common Shares upon the exercise of the Company's outstanding stock options will result in dilution to the interests of shareholders, and may reduce the trading price of the Common Shares. Additional stock options and warrants to purchase Common Shares may be issued in the future. Exercises of these securities, or even the potential of their exercise, may have an adverse effect on the trading price of the Common Shares. The holders of stock options or warrants are likely to exercise them at times when the market price of the Common Shares exceeds the exercise price of the securities. Accordingly, the issuance of Common Shares upon exercise of the stock options and warrants will likely result in dilution of the equity represented by the then outstanding Common Shares held by other shareholders. The holders of stock options or warrants can be expected to exercise or convert them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms which are more favorable to the Company than the exercise terms provided by these stock options and warrants.

Future sales or issuances of equity Securities could decrease the value of the Common Shares, dilute investors' voting power and reduce the Company's earnings per share.

        The Company may sell equity Securities in Offerings (including through the sale of Debt Securities convertible into equity Securities) and may issue additional equity Securities to finance operations, exploration, development, acquisitions or other projects. The Company cannot predict the size of future issuances of equity Securities or the size and terms of future issuances of Debt Securities or other Securities convertible into equity Securities or the effect, if any, that future issuances and sales of the Securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or Securities convertible into Common Shares, would result in dilution, possibly substantial, to shareholders. Exercises of presently outstanding stock options may also result in dilution to shareholders.

        The board of directors of the Company has the authority to authorize certain offers and sales of the Securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue the Securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price.

        Sales of substantial amounts of the Securities, or the availability of the Securities for sale, could adversely affect the prevailing market prices for the Securities and dilute investors' earnings per share. A decline in the market prices of the Securities could impair the Company's ability to raise additional capital through the sale of additional Securities should the Company desire to do so.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce.

        The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company, its directors and officers, and the experts named herein may be limited due to the fact that the Company is incorporated outside of the United States, a majority of such directors, officers, and experts reside outside of the United States and a substantial portion of the assets of the Company and said persons are located outside the United States. There is uncertainty as to whether foreign courts would: (a) enforce judgments of United States courts obtained against the Company, its directors and officers or the experts named herein predicated upon the civil liability provisions of the United States federal securities laws; or (b) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.

There may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires the Securities of the Company.

        Certain adverse tax considerations may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the "foreign affiliate dumping" rules in the Income Tax Act (Canada) (the "Tax Act"). Such shareholders should consult their tax advisors with respect to the consequences of acquiring the Securities.

The Company may be a "passive foreign investment company" in its current and future tax years, which may have adverse U.S. federal income tax consequences for U.S. investors.

        Potential investors in the Securities who are U.S. taxpayers should be aware that the Company may be classified as a "passive foreign investment company" or "PFIC" for its current tax year ending August 31, 2017, and may be a PFIC in future tax years. If the Company is a PFIC for any tax year during a U.S. taxpayer's holding period of the Securities, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Securities or any so-called "excess distribution" received on the Securities, as ordinary income, and to pay an interest charge on a portion of such gain or excess distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective "qualified electing fund" or "QEF" election (a "QEF Election") under Section 1295 of the Internal Revenue Code of 1986, as amended (the "Code") or a mark-to-market election (a "Mark-to-Market Election") under Section 1296 of the Code. Subject to certain limitations, such elections may be made with respect to the Securities, provided, however, that a QEF Election may not be made with respect to Warrants and Debt Securities convertible into Common Shares and that the Mark-to-Market Election may only apply to Common Shares. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of Common Shares over the taxpayer's basis therein. Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of Securities acquired pursuant to this Prospectus.

The Company is an "emerging growth company" and the Company cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make the Securities less attractive to investors.

        The Company is an "emerging growth company," as defined in the U.S. Jumpstart Our Business Startups Act of 2012, and intends to take advantage of exemptions from various requirements that are applicable to other public companies that are emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 for so long as the Company is an emerging growth company. The Company cannot predict if investors will find the Securities less attractive because the Company's independent auditors will not have attested to the effectiveness of the Company's internal controls. If some investors find the Securities less attractive as a result of the Company's independent auditors not attesting to the effectiveness of the Company's internal controls or as a result of other exemptions that the Company may take advantage of, there may be a less active trading market for the Securities and the value of the Securities may be adversely affected.

The Company has discretion in the use of the net proceeds from an Offering.

        The Company intends to allocate the net proceeds it will receive from an Offering as described under "Use of Proceeds" in this Prospectus and the applicable Prospectus Supplement, however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in "Use of Proceeds" in this Prospectus and the applicable Prospectus Supplement if the Company believes it would be in the Company's best interests to do so. The Company's investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from an Offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.

There is an absence of a public market for certain of the Securities.

        There is no public market for the Debt Securities, Warrants, Subscription Receipts or Units and, unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of the Debt Securities, Warrants, Subscription Receipts or Units on any securities exchanges. If the Debt Securities, Warrants, Subscription Receipts or Units are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and the Company's financial condition. There can be no assurance as to the liquidity of the trading market for the Debt Securities, Warrants, Subscription Receipts or Units, or that a trading market for these securities will develop at all.

The Debt Securities will be structurally subordinated to any indebtedness of the Company's subsidiaries and the Company's ability to service indebtedness is dependent on the results of operations of, and payments received from, its subsidiaries.

        The Company carries on its business through corporate subsidiaries, and the majority of its assets are held in corporate subsidiaries. The Company's results of operations and ability to service indebtedness, including the Debt Securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to the Company in the form of loans, dividends or otherwise. The Company's subsidiaries will not have an obligation to pay amounts due pursuant to any Debt Securities or to make any funds available for payment on Debt Securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions. The Indenture would not limit the Company's ability or the ability of its subsidiaries to incur indebtedness. Such indebtedness of the Company's subsidiaries would be structurally senior to the Debt Securities. In the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the obligations of the subsidiary, including indebtedness and trade payables, prior to being used by the Company to pay its indebtedness, including any Debt Securities.

Changes in interest rates may cause the market price or value of the Debt Securities to decline.

        Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Fluctuations in foreign currency markets may cause the value of the Debt Securities to decline.

        Debt Securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable Prospectus Supplement.

 USE OF PROCEEDS

        Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds from the sale of Securities will be used to advance our business objectives and for general corporate purposes, including funding ongoing operations and/or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

        All expenses relating to an Offering and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement.

EARNINGS COVERAGE RATIO

        Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Debt Securities.

CONSOLIDATED CAPITALIZATION

        Since the date of the unaudited interim condensed consolidated financial statements of the Company for the three and nine months ended May 31, 2016, which are incorporated by reference in this Prospectus, there has been no material change to the share and loan capital of the Company on a consolidated basis, other than as disclosed in this Prospectus. Subsequent to May 31, 2016 and prior to the date of this Prospectus, no Common Shares reserved for issuance pursuant to outstanding stock options have been issued pursuant to the exercise of outstanding options. See "Prior Sales" and "Description of Existing Indebtedness".

DESCRIPTION OF EXISTING INDEBTEDNESS

        The Company entered into the Sprott Facility with the Sprott Lenders on February 16, 2015, as amended by a modification agreement entered into on November 19, 2015, the May Credit Facility Amendments and the September Credit Facility Amendments, and the Liberty Facility with Liberty Holdings on November 2, 2015, as amended by the May Credit Facility Amendments and the September Credit Facility Amendments. The Company simultaneously drew down, in full, US$40 million from the Liberty Facility and the Original Sprott Advance from the Sprott Facility in November 2015. The Company entered into the May Credit Facility Amendments on May 3, 2016 and the September Credit Facility Amendments on September 19, 2016 modifying the Sprott Facility and the Liberty Facility, wherein the Lenders agreed to extend the maturity dates of the Sprott Facility and the Liberty Facility, amend certain prepayment and repayment terms and amend certain events of default relating to production targets at Project 1. The Company entered into the Amended & Restated Sprott Facility on October 11, 2016 and immediately drew down the Second Sprott Advance. The Company pays interest under the Liberty Facility at 9.5% over LIBOR and interest under the Amended & Restated Sprott Facility at 8.5% over LIBOR. Payment and performance of the Company's obligations under the Project 1 Working Capital Facilities are guaranteed by PTM RSA and secured by a first and second priority security interest in favor of the Lenders in all of the Company's personal property, including a pledge over all of the issued shares in the capital of PTM RSA. See "Business of the Company — Project 1 Working Capital Facilities".

PLAN OF DISTRIBUTION

        We may sell the Securities, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more other purchasers. Each Prospectus Supplement will set forth the terms of the applicable Offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities. In addition, Securities may be offered and issued in consideration for the acquisition (an "Acquisition") of other businesses, assets or securities by us or our subsidiaries. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, securities, cash and assumption of liabilities.

        The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales made directly on the TSX, or NYSE MKT, if applicable, or other existing trading markets for the Common Shares. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with an Offering at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid to us by the underwriters.

        Underwriters, dealers or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Company to indemnification by us against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers or agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

        In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular Offering, the underwriters or dealers, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

PRIOR SALES

        During the 12 months preceding the date of this Prospectus, the Company has issued or agreed to issue Common Shares at the following prices:

Date of Issuance	Number of Common Shares		Issuance Prices
			(CAN$)
November 20, 2015(1)	348,584	(2)	3.05
November 20, 2015(1)	348,584	(3)	3.05
March 11, 2016	2,250	(4)	2.00
May 13, 2016	131,654	(5)	3.87
May 13, 2016	131,654	(6)	3.87
May 26, 2016	11,000,000	(7)	3.89
September 30, 2016	801,314	(8)	3.30
September 30, 2016	801,314	(9)	3.30
October 2016	113,963	(10)	2.9185

TOTAL	13,679,317

Notes:

(1)
The number of Common Shares and the issue price have been adjusted to reflect the Share Consolidation.
(2)
Issued pursuant to the Sprott Facility.
(3)
Issued pursuant to the Liberty Facility.
(4)
Issued pursuant to the exercise of stock options.
(5)
Issued to the Sprott Lenders pursuant to the May Credit Facility Amendments.
(6)
Issued to Liberty Holdings pursuant to the May Credit Facility Amendments.
(7)
Issued pursuant to the May Offering.
(8)
Issued to the Sprott Lenders pursuant to the September Credit Facility Amendments.
(9)
Issued to Liberty Holdings pursuant to the September Credit Facility Amendments.
(10)
To be issued prior to October 31, 2016 to the Sprott Lenders pursuant to the Amended & Restated Sprott Credit Agreement.

        During the 12 months preceding the date of this Prospectus, the Company has issued the following securities convertible into Common Shares at the following prices:

Date of Issuance	Number of Options Issued(1)		Exercise Prices(1)
			(CAN$)
December 22, 2015	1,016,550	(2)	2.00

Notes:

(1)
The number of options issued and the exercise price have been adjusted to reflect the Share Consolidation.
(2)
Stock options issued pursuant to the Company's stock option plan. Each option is exercisable for one Common Share.

PRICE RANGE AND TRADING VOLUME

        The Common Shares are listed for trading on the TSX under the trading symbol "PTM" and on the NYSE MKT under the trading symbol "PLG". The following tables set forth information relating to the trading of the Common Shares on the TSX and the NYSE MKT for the periods indicated:

TSX(1) — "PTM"

Period	High	Low	Volume
	(CAN$)	(CAN$)
October 1 to 13, 2016	3.66	2.67	617,417
September, 2016	3.97	3.50	1,039,057
August, 2016	4.63	3.59	1,568,123
July, 2016	4.95	3.79	2,665,700
June, 2016	4.64	3.51	1,827,030
May, 2016	4.74	3.42	1,788,239
April, 2016	5.07	3.16	3,329,126
March, 2016	5.25	2.51	3,111,955
February, 2016	3.00	1.41	4,237,233
January, 2016	2.05	1.35	1,223,459
December, 2015	3.00	1.75	2,166,542
November, 2015	3.45	2.80	208,371
October, 2015	4.30	3.00	645,474

NYSE MKT(1) — "PLG"

Period	High	Low	Volume
	(US$)	(US$)
October 1 to 13, 2016	2.80	2.02	3,056,356
September, 2016	3.08	2.66	4,474,440
August, 2016	3.56	2.75	7,993,488
July, 2016	3.98	2.87	10,608,231
June, 2016	3.57	2.73	8,766,770
May, 2016	3.71	2.65	7,089,516
April, 2016	3.91	2.46	10,796,958
March, 2016	4.04	1.86	8,742,239
February, 2016	2.19	1.01	15,083,013
January, 2016	1.51	0.96	1,462,689
December, 2015	2.26	1.25	1,624,307
November, 2015	2.65	2.03	738,390
October, 2015	3.40	2.26	1,518,493

(1)
The price and volume have been adjusted to reflect the Share Consolidation.

 DIVIDEND POLICY

        We have not declared any dividends or distributions on the Common Shares since our incorporation. We intend to retain our earnings, if any, to finance the growth and development of our operations and do not presently anticipate paying any dividends or distributions in the foreseeable future. Our board of directors may, however, declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the board of directors considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on our capital requirements, results of operations and such other factors as the board of directors considers relevant.

DESCRIPTION OF COMMON SHARES

        Our authorized share capital consists of an unlimited number of Common Shares. As at the date of this Prospectus, 90,459,656 Common Shares are issued and outstanding.

        Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the board of directors of the Company. Shareholders are entitled upon liquidation, dissolution or winding-up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

DESCRIPTION OF DEBT SECURITIES

        In this section describing the Debt Securities, the term "Company" refers only to Platinum Group Metals Ltd. without any of its subsidiaries. This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. The specific terms of the Debt Securities, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement. The Debt Securities will be issued in one or more series under an indenture (the "Indenture") to be entered into between the Company and one or more trustees (the "Trustee") that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been filed with the SEC as an exhibit to the Registration Statement. The description of certain provisions of the Indenture in this section is not intended to be complete and is qualified in its entirety by reference to the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture.

        We may issue Debt Securities and incur additional indebtedness other than through an Offering of Debt Securities pursuant to this Prospectus. We may be required to obtain the consent of our lenders for the issuance of certain Debt Securities, depending on their specific terms.

General

        The Indenture does not limit the amount of Debt Securities which we may issue under the Indenture, and we may issue Debt Securities in one or more series. Debt Securities may be denominated and payable in any currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture permits us, without the consent of the holders of any Debt Securities, to increase the principal amount of any series of Debt Securities we have previously issued under the Indenture and to issue such increased principal amount.

        The applicable Prospectus Supplement will set forth the following terms relating to the Debt Securities offered by such Prospectus Supplement (the "Offered Securities"):

  •
  the specific designation of the Offered Securities; any limit on the aggregate principal amount of the Offered Securities; the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

  •
  the rate or rates at which the Offered Securities will bear interest, if any, the date or dates on which any such interest will begin to accrue and on which any such interest will be payable and the record dates for any interest payable on the Offered Securities which are in registered form;

  •
  the terms and conditions under which we may be obligated to redeem, repay or purchase the Offered Securities pursuant to any sinking fund or analogous provisions or otherwise;

  •
  the terms and conditions upon which we may redeem the Offered Securities, in whole or in part, at our option;

  •
  whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form and as to exchanges between registered form and bearer form;

  •
  whether the Offered Securities will be issuable in the form of registered global securities ("Global Securities"), and, if so, the identity of the depositary for such registered Global Securities;

  •
  the denominations in which registered Offered Securities will be issuable, if other than denominations of US$1,000 and any multiple thereof, and the denominations in which bearer Offered Securities will be issuable, if other than US$1,000;

  •
  each office or agency where payments on the Offered Securities will be made (if other than the offices or agencies described under "Payment" below) and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

  •
  if other than U.S. dollars, the currency in which the Offered Securities are denominated or the currency in which we will make payments on the Offered Securities;

  •
  the terms, if any, on which the Offered Securities may be converted or exchanged for other of the Securities or securities of other entities;

  •
  any other terms of the Offered Securities which apply solely to the Offered Securities, or terms generally applicable to the Debt Securities which are not to apply to the Offered Securities; and

  •
  if not obtained as at the date of such Prospectus Supplement, any consents required to be obtained with respect to the issuance of the Offered Securities.

        Unless otherwise indicated in the applicable Prospectus Supplement:

  •
  holders may not tender Debt Securities to us for repurchase; and

  •
  the rate or rates of interest on the Debt Securities will not increase if we become involved in a highly leveraged transaction or we are acquired by another entity.

        We may issue Debt Securities under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance. We may offer and sell Debt Securities at a discount below their stated principal amount. We will describe in the applicable Prospectus Supplement any Canadian and U.S. federal income tax consequences and other special considerations applicable to any discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes.

        Any Debt Securities we issue will be our direct, unconditional and unsecured obligations and will rank equally among themselves and with all of our other unsecured, unsubordinated obligations, except to the extent prescribed by law. Debt Securities we issue will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of our subsidiaries.

        We will agree to file with the Trustee annual reports and the information, documents, and other reports that we are required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act or pursuant to Section 314 of the United States Trust Indenture Act of 1939, as amended.

Form, Denomination, Exchange and Transfer

        Unless otherwise indicated in the applicable Prospectus Supplement, we will issue Debt Securities only in fully registered form without coupons, and in denominations of US$1,000 and multiples of US$1,000. Debt Securities may be presented for exchange and registered Debt Securities may be presented for registration of transfer in the manner set forth in the Indenture and in the applicable Prospectus Supplement, without service charges. We may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with the exchange or transfer. We will appoint the Trustee as security registrar. Bearer Debt Securities and the coupons applicable to bearer Debt Securities thereto will be transferable by delivery.

Payment

        Unless otherwise indicated in the applicable Prospectus Supplement, we will make payments on registered Debt Securities (other than Global Securities) at the office or agency of the Trustee, except that we may choose to pay interest (a) by check mailed to the address of the person entitled to such payment as specified in the security register or (b) by wire transfer to an account maintained by the person entitled to such payment as specified in the security register. Unless otherwise indicated in the applicable Prospectus Supplement, we will pay any interest due on registered Debt Securities to the persons in whose name such registered Debt Securities are registered on the day or days, specified in the applicable Prospectus Supplement.

Registered Global Securities

        Registered Debt Securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depositary identified in the Prospectus Supplement. Global Securities will be registered in the name of a financial institution that we select, and the Debt Securities included in the Global Securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the Global Securities is called the "Depositary". Any person wishing to own Debt Securities issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

Special Investor Considerations for Global Securities

        Our obligations, as well as the obligations of the Trustee and those of any third parties we employed or the Trustee, run only to persons who are registered as holders of Debt Securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to an investor but does not do so. As an indirect holder, an investor's rights relating to a Global Security will be governed by the account rules of the investor's financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

        An investor should be aware that when Debt Securities are issued in the form of Global Securities:

  •
  the investor cannot have Debt Securities registered in his or her own name;

  •
  the investor cannot receive physical certificates for his or her interest in the Debt Securities;

  •
  the investor must look to his or her own bank or brokerage firm for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities;

  •
  the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own;

  •
  the Depositary's policies will govern payments, transfers, exchange and other matters relating to the investor's interest in the Global Security. We and the Trustee will have no responsibility for any aspect of the Depositary's actions or for its records of ownership interests in the Global Security. We and the Trustee also do not supervise the Depositary in any way; and

  •
  the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

Special Situations When Global Security Will be Terminated

        In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank or brokerage firm. Investors must consult their own banks or brokers to find out how to have their interests in Debt Securities transferred into their own names, so that they will be direct holders.

        The special situations for termination of a Global Security are:

  •
  when the Depositary notifies us that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); and

  •
  when and if we decide to terminate a Global Security.

        The Prospectus Supplement may list situations for terminating a Global Security that would apply only to the particular series of Debt Securities covered by the Prospectus Supplement. When a Global Security terminates, the Depositary (and not us or the Trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

Events of Default

        The term "Event of Default" with respect to Debt Securities of any series means any of the following:

  (a)
  default in the payment of the principal of (or any premium on) any Security of that series at its maturity;

  (b)
  default in the payment of any interest on any Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

  (c)
  default in the deposit of any sinking fund payment when the same becomes due by the terms of the Debt Securities of that series;

  (d)
  default in the performance, or breach, of any other covenant or agreement of ours in the Indenture in respect of the Debt Securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice to us by the Trustee or the holders of at least 25% in principal amount of all outstanding Debt Securities affected thereby;

  (e)
  certain events of bankruptcy, insolvency or reorganization; or

  (f)
  any other Events of Default provided with respect to the Debt Securities of that series.

        If an Event of Default described in clause (a), (b), (c), (d) or (f) above occurs and is continuing with respect to Debt Securities of any series, then the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of that series may require the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities (each as defined in the Indenture), such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Debt Securities of that series and any accrued but unpaid interest on such Debt Securities be paid immediately. If an Event of Default described in clause (e) above occurs and is continuing, then the principal amount of all of the Debt Securities of that series then outstanding will automatically, and without any declaration or any other action on the part of the Trustee or the holders of Debt Securities, become due and payable immediately.

        However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained, the Event of Default giving rise to such declaration of acceleration will be deemed to have been waived if the Company has paid the Trustee all amounts due and the Event of Default has been cured or waived in accordance with the terms of the Indenture, by the holders of a majority in principal amount of the outstanding Debt Securities of such series. The applicable Prospectus Supplement will contain provisions relating to acceleration of the maturity of a portion of the principal amount of Original Issue Discount Securities or Indexed Securities upon the occurrence of any Event of Default and the continuation thereof.

        Except during default, the Trustee is not obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable indemnity. If the holders provide reasonable indemnity, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such Event of Default.

        No holder of a Debt Security of any series will have any right to institute any proceedings, unless:

  •
  such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series;

  •
  the holders of at least 25% in principal amount of the outstanding Debt Securities of all series affected by such Event of Default have made written request and have offered reasonable indemnity to the Trustee to institute such proceedings as trustee; and

  •
  the Trustee has failed to institute such proceedings, and has not received from the holders of a majority in the aggregate principal amount of outstanding Debt Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

        However, these limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of principal of or interest on such Debt Security on or after the applicable due date of such payment.

        We will be required to furnish to the Trustee annually an officers' certificate as to the performance of certain of our obligations under the Indenture and as to any default in such performance.

Defeasance

        When we use the term "defeasance", we mean discharge from some or all of our obligations under the Indenture with respect to Debt Securities of a particular series. If we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the Debt Securities of a particular series, then at our option:

  •
  We will be discharged from our obligations with respect to the Debt Securities of such series with certain exceptions, and the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or

  •
  We will no longer be under any obligation to comply with certain covenants under the Indenture, and certain Events of Default will no longer apply to us.

        To exercise defeasance we also must deliver to the Trustee:

  •
  an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities of the applicable series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the Debt Securities of that series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

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  an opinion of Canadian counsel or a ruling from Canada Revenue Agency that there would be no such recognition of income, gain or loss for Canadian federal or provincial tax purposes and that holders of the Debt Securities of such series will be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

        In addition, no Event of Default with respect to the Debt Securities of the applicable series can have occurred and we cannot be an insolvent person under the Bankruptcy and Insolvency Act (Canada). In order for U.S. counsel to deliver the opinion that would allow us to be discharged from all of our obligations under the Debt Securities of any series, we must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law so that the deposit and defeasance would not cause holders of the Debt Securities of such series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance had not occurred.

Modifications and Waivers

        We may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series affected by such modification or amendment provided, however, that we must receive consent from the holder of each outstanding Debt Security of such affected series to:

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  change the stated maturity of the principal of or interest on such outstanding Debt Security;

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  reduce the principal amount of or interest on such outstanding Debt Security;

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  reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding Original Issue Discount Security;

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  adversely affect any right of repayment at the option of the holder of any Debt Securities;

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  change the place or currency of payments on such outstanding Debt Security;

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  impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security;

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  adversely affect any right to convert or exchange the Debt Security as provided pursuant to the Indenture;

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  reduce the percentage in principal amount of outstanding Debt Securities of such series from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or

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  modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

        The holders of a majority in principal amount of Debt Securities of any series may waive our compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding Debt Securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except a default in the payment of the principal of, or interest on, any Security or in respect of any item listed above requiring the consent of the holder of each outstanding Debt Security of such affected series.

        The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such Debt Securities.

Consent to Jurisdiction and Service

        Under the Indenture, we will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Indenture and the Debt Securities and for actions brought under federal or state securities laws brought in any federal or state court located in The City of New York (herein after referred to as a New York Court), and will submit to such non-exclusive jurisdiction.

Governing Law

        The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

        Since all of the assets of the Company are outside the United States, any judgment obtained in the United States against us would need to be satisfied by seeking enforcement of such judgment in a court located outside of the United States from our assets. We have been advised by our Canadian counsel, Gowling WLG (Canada) LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

The Trustee

        The Trustee under the Indenture will be named in the applicable Prospectus Supplement.

DESCRIPTION OF WARRANTS

        We may issue Warrants to purchase Common Shares or Debt Securities. This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus.

        Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities. Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between us and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The applicable Prospectus Supplement will include details of the warrant indentures, if any, governing the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement.

        Notwithstanding the foregoing, we will not offer Warrants for sale separately to any member of the public in Canada unless the Offering is in connection with and forms part of the consideration for an acquisition or merger transaction.

        The Prospectus Supplement relating to any Warrants that we offer will describe the Warrants and the specific terms relating to the Offering. The description will include, where applicable:

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  the designation and aggregate number of Warrants;

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  the price at which the Warrants will be offered;

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  the currency or currencies in which the Warrants will be offered;

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  the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

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  the designation, number and terms of the Common Shares or Debt Securities, as applicable, that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

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  the exercise price of the Warrants;

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  the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

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  if the Warrants are issued as a Unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

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  any minimum or maximum amount of Warrants that may be exercised at any one time;

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  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

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  whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

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  material United States and Canadian federal income tax consequences of owning the Warrants; and

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  any other material terms or conditions of the Warrants.

        Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants. We may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

 DESCRIPTION OF SUBSCRIPTION RECEIPTS

        We may issue Subscription Receipts, separately or together, with Common Shares, Debt Securities or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. This section describes the general terms that will apply to any Subscription Receipts that we may offer pursuant to this Prospectus.

        The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. We will file a copy of the subscription receipt agreement relating to an Offering with securities regulatory authorities in Canada and the United States after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

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  the number of Subscription Receipts;

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  the price at which the Subscription Receipts will be offered and whether the price is payable in instalments;

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  conditions to the exchange of Subscription Receipts into Common Shares, Debt Securities or Warrants, as the case may be, and the consequences of such conditions not being satisfied;

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  the procedures for the exchange of the Subscription Receipts into Common Shares, Debt Securities or Warrants;

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  the number of Common Shares or Warrants that may be exchanged upon exercise of each Subscription Receipt;

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  the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be exchanged upon exercise of the Subscription Receipts;

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  the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

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  the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, Debt Securities or Warrants;

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  terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

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  material United States and Canadian federal income tax consequences of owning the Subscription Receipts;

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  any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

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  any other material terms and conditions of the Subscription Receipts.

        Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities subject to the Subscription Receipts.

        Under the subscription receipt agreement, a Canadian purchaser of Subscription Receipts will have a contractual right of rescission following the issuance of Common Shares, Debt Securities or Warrants, as the case may be, to such purchaser, entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares, Debt Securities or Warrants, as the case may be, if this Prospectus, the applicable Prospectus Supplement, and any amendment thereto, contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of the date the Subscription Receipts are issued. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States or other jurisdictions outside Canada.

        Such subscription receipt agreement will also specify that we may amend any subscription receipt agreement and the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holder.

DESCRIPTION OF UNITS

        We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe certain Canadian and U.S. federal income tax consequences to investors described therein of acquiring any Securities offered thereunder.

LEGAL MATTERS

        Certain legal matters related to the Securities offered by this Prospectus will be passed upon on our behalf by Gowling WLG (Canada) LLP with respect to Canadian legal matters and by Dorsey & Whitney LLP with respect to U.S. legal matters.

TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in the cities of Toronto, Ontario and Vancouver, British Columbia.

INTEREST OF EXPERTS

        The technical information, mineral reserve and mineral resource estimates and economic estimates relating to Project 1, the Waterberg JV Project, the Waterberg Extension Project and the Company's other properties included or incorporated by reference in this Prospectus has been included or incorporated by reference in reliance on the report, valuation, statement or opinion of the persons described below. The following persons, firms and companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference.

Name	Description
Charles Muller (B. Sc. (Hons) Geology) Pri. Sci. Nat., CJM Consulting, South Africa, (Pty) Ltd.

Co-authored the Project 1 Report; authored the technical report entitled "Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa" dated August 31, 2010; and authored the April 2016 Waterberg Report.

Gert Roets (B. Eng. Mining), Pr. Eng. (ECSA), of DRA Projects SA (Pty) Ltd.	Co-authored the Project 1 Report.
Gordon Cunningham B. Eng. (Chemical), Pr. Eng. (ECSA) of Turnberry Projects (Pty) Ltd.	Co-authored the Project 1 Report.
R. Michael Jones P. Eng., Platinum Group Metals Ltd.

The President and Chief Executive Officer of the Company. The non-independent qualified person for all scientific and technical information included or incorporated by reference herein that is not attributed to one of the above-named persons.

        None of the experts named in the foregoing section held, at the time they prepared or certified such statement, report, opinion or valuation, received after such time or will receive any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of the Company's associates or affiliates other than R. Michael Jones, the President and Chief Executive Officer of the Company, who owns 272,920 Common Shares representing 0.3% of the issued and outstanding Common Shares as of the date of this Prospectus.

        Except as otherwise stated above, none of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or will receive a direct or indirect interest in any property of the Company or any associate or affiliate of the Company.

        Except as otherwise stated above, none of the aforementioned persons, nor any director, officer, employee, consultant or partner, as applicable, of the aforementioned persons is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

INDEPENDENT AUDITOR

        Our auditors, PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia, report that they are independent from us within the meaning of the Code of Professional Conduct of Chartered Professional Accountants of British Columbia, Canada, and within the meaning of the United States Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the SEC. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a company organized and existing under the Business Corporations Act (British Columbia). A majority of our directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces and territories of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province or territory in Canada in which the claim is brought.